Filed Pursuant to Rule 424(b)(5)
Registration No. 333-163813 and
333-163813-01 to 333-163813-30

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 8, 2010)

Issued March 11, 2010

$200,000,000

9.125% SENIOR SECURED SECOND-PRIORITY NOTES DUE 2018

Interest payable on April 1 and October 1

We are offering $200.0 million aggregate principal amount of our 9.125% Senior Secured Second-Priority Notes due 2018. The notes will bear interest at the rate of 9.125% per year. Interest on the notes is payable on April 1 and October 1 of each year, beginning on October 1, 2010. The notes will mature on April 1, 2018. At any time and from time to time prior to April 1, 2014, we may redeem all or a part of the notes at a price equal to 100% of the principal amount plus an applicable “make-whole” premium and accrued and unpaid interest to the redemption date, as described in this prospectus supplement under “Description of Notes—Optional Redemption.” At any time and from time to time on and after April 1, 2014, we may redeem the notes, in whole or in part, at the redemption prices set forth in this prospectus supplement under “Description of Notes—Optional Redemption.” In addition, at any time and from time to time prior to April 1, 2013, we may redeem up to 35% of the notes at a redemption price equal to 109.125% of their principal amount plus accrued and unpaid interest using proceeds from sales of certain kinds of our capital stock. Upon the occurrence of a change of control or the sale of our assets, we may be required to repurchase some or all of the notes.

The obligations under the notes will be fully and unconditionally guaranteed, jointly and severally, by all of ICG’s wholly-owned domestic subsidiaries other than subsidiaries that are designated as unrestricted subsidiaries. The notes and the guarantees will be secured by a second-priority lien on, and security interest in, substantially all of our and the guarantors’ assets, junior to first-priority liens that secure our new asset-based loan facility, or ABL Loan Facility, and certain other permitted liens under the indenture that governs the notes.

For a more detailed description of the notes, see “Description of Notes” beginning on page S-29.

Concurrently with this offering, we are offering 22,371,365 shares of our common stock, par value $0.01 per share, or the Common Stock, at a public offering price of $4.47 (or a total of 25,727,069 shares of our Common Stock if the underwriters in such offering exercise their over-allotment option in full) and $100.0 million aggregate principal amount of our 4.00% Convertible Senior Notes due 2017 (or a total of $115.0 million aggregate principal amount of Convertible Notes if the underwriters in such offering exercise their over-allotment option in full), or the Convertible Notes, referred to together as our Concurrent Offerings. Our Common Stock and the Convertible Notes are each being offered by means of a separate prospectus supplement and not by means of this prospectus supplement. Neither of the Concurrent Offerings is contingent upon the completion of this offering or the other Concurrent Offering, and this offering is not contingent upon the completion of either of the Concurrent Offerings. See “Concurrent Offerings.”

Investing in the notes involves significant risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement to read about factors you should consider before you make your investment decision.

PRICE: 99.298% AND ACCRUED INTEREST, IF ANY

	Price to Public	Underwriting Discounts and Commissions	Proceeds to us
Per Note	99.298%	2.500%	96.798%
Total	$198,596,000	$5,000,000	$193,596,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes on or about March 22 , 2010.

Joint Book-Running Managers

MORGAN STANLEY	UBS INVESTMENT BANK

Co-Manager

PNC CAPITAL MARKETS LLC

March 11, 2010

Prospectus Supplement

Prospectus

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any free writing prospectus filed by us with the Securities and Exchange Commission, or SEC. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus is accurate as of any date other than their respective dates.

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the seventh business day following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days following the date of pricing of the notes, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement. However, if any statement in either of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference—the statement in the document having the later date modifies or supersedes the earlier statement.

You should read both this prospectus supplement and the accompanying prospectus together with the additional information described in this prospectus supplement under “Incorporation By Reference; Where You Can Find More Information.”

As used in this prospectus supplement, the terms “we,” “us,” “our,” “ICG,” “ICG, LLC,” “International Coal” and the “Company” refer to International Coal Group, Inc. and its subsidiaries on a consolidated basis, unless the context indicates another meaning.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this prospectus supplement and the accompanying prospectus that are not historical facts are forward-looking statements within the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995 and may involve a number of risks and uncertainties. We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project” and similar terms and phrases, including references to assumptions, to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to various risks, uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

•

our ability to successfully refinance our outstanding indebtedness and reduce our leverage through this offering and through the other transactions described under “Concurrent Offerings” and “Concurrent Tender Offers and Consent Solicitation”;

•	market demand for coal, electricity and steel;

•	availability of qualified workers;

•	future economic or capital market conditions;

•	weather conditions or catastrophic weather-related damage;

•	our production capabilities;

•	consummation of financing, acquisition or disposition transactions and the effect thereof on our business;

•	a significant number of conversions of our Existing Convertible Notes (as defined below) prior to maturity;

S-ii

•	our plans and objectives for future operations and expansion or consolidation;

•	our relationships with, and other conditions affecting, our customers;

•	availability and costs of key supplies or commodities such as diesel fuel, steel, explosives and tires;

•	availability and costs of capital equipment;

•	prices of fuels which compete with or impact coal usage, such as oil and natural gas;

•	timing of reductions or increases in customer coal inventories;

•	long-term coal supply arrangements;

•	reductions and/or deferrals of purchases by major customers;

•	risks in or related to coal mining operations, including risks related to third-party suppliers and carriers operating at our mines or complexes;

•	unexpected maintenance and equipment failure;

•	environmental, safety and other laws and regulations, including those directly affecting our coal mining and production, and those affecting our customers’ coal usage;

•	ability to obtain and maintain all necessary governmental permits and authorizations;

•	competition among coal and other energy producers in the United States and internationally;

•	railroad, barge, trucking and other transportation availability, performance and costs;

•	employee benefits costs and labor relations issues;

•	replacement of our reserves;

•	our assumptions concerning economically recoverable coal reserve estimates;

•	availability and costs of credit, surety bonds and letters of credit;

•	title defects or loss of leasehold interests in our properties which could result in unanticipated costs or inability to mine these properties;

•

future legislation and changes in regulations or governmental policies or changes in interpretations or enforcement thereof, including with respect to safety enhancements and environmental initiatives relating to global warming or climate change;

•	impairment of the value of our long-lived and deferred tax assets;

•	our liquidity, including our ability to adhere to financial covenants related to our borrowing arrangements;

•	adequacy and sufficiency of our internal controls; and

•	legal and administrative proceedings, settlements, investigations and claims and the availability of related insurance coverage.

You should keep in mind that any forward-looking statements made by us in this prospectus supplement or elsewhere speak only as of the date on which the statements were made. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us or our anticipated results. In light of these risks and uncertainties, you should keep in mind that any of these forward-looking statements might not occur. When considering these forward-looking statements, you should keep in mind the cautionary statements in this prospectus supplement and in our other SEC filings, including the more detailed discussion of these factors, as well as other factors that could affect our results, contained under “Risk Factors” elsewhere in this prospectus supplement.

S-iii

SUMMARY

This summary highlights selected information about us and this offering. This summary is not complete and may not contain all of the information that is important to you. We encourage you to read this prospectus supplement and the accompanying prospectus, including any information incorporated by reference into this prospectus supplement and the accompanying prospectus, in their entirety.

OUR COMPANY

We are a leading coal mining company in Northern and Central Appalachia producing a broad range of mid- to high-Btu, low- to medium-sulfur, steam and metallurgical coal. We operate 12 mining complexes in West Virginia, Kentucky, Virginia and Maryland; we also operate an additional mining complex in the Illinois Basin producing mid- to high-sulfur steam coal. We market our coal to a diverse customer base of largely investment grade electric utilities, as well as domestic and international industrial customers. The quality of our coal and the availability of multiple transportation options, including rail, truck and barge, throughout the Appalachian region, enable us to participate in both the domestic and international coal markets.

As of December 31, 2009, management estimates that we own or control approximately 325 million tons of metallurgical coal reserves and approximately 765 million tons of steam coal reserves. Management’s estimates were developed considering an initial evaluation, as well as subsequent acquisitions, dispositions, depleted reserves, changes in available geological or mining data and other factors. Of our 1.1 billion tons of total coal reserves, we own 724 million tons and lease 366 million tons from third-party mineral holders. We also own or control approximately 431 million tons of non-reserve coal deposits. We have approximately 2,600 employees; all of our mining complexes are union free.

For the year ended December 31, 2009, we sold 16.8 million tons of coal, of which approximately 16.0 million tons were produced and approximately 0.8 million tons were purchased through brokered coal contracts (coal purchased from third parties for resale). Of the tons sold, 15.8 million tons were steam coal and 1.0 million tons were metallurgical coal. Our steam coal sales volume in 2009 consisted of mid- to high-quality, high Btu (greater than 12,000 Btu/lb.), low- to medium-sulfur (1.5% or less) coal, which typically sells at a premium to lower quality, steam coal. In response to weakened demand for coal in 2009 due to the overall economic environment, we idled significant production capacity. As market conditions improve, we believe we are advantageously positioned to increase our production level relatively quickly to 20 million tons. Our three largest customers for the year ended December 31, 2009 were Progress Energy, Georgia Power and Santee Cooper; we derived approximately 36% of our revenues from sales to our five largest customers. No single customer accounted for more than 10% of our revenues in 2009. During 2009, we generated coal revenues of $1.0 billion, Adjusted EBITDA of $201.7 million and net income of $21.5 million. We define, reconcile and explain the importance of Adjusted EBITDA in footnote 1 under “—Summary Historical Consolidated Financial and Operating Data.”

Our Competitive Strengths

•

Diversity of production, reserves and non-reserve coal deposits. Our production, reserves and non-reserve coal deposits are located in three of the four major coal regions in the United States and provide important geographical diversity in terms of markets, transportation and labor. We also operate 13 mining complexes, giving us substantial operational flexibility and making us less reliant on any single mine for a significant portion of our total production. We believe the diversity of our operations and reserves provides us with a significant advantage over those competitors with operations located primarily in a single coal producing region, as it allows us to source coal from multiple operations to meet the needs of our customers and to reduce transportation costs.

•

Large base of owned reserves providing significant production flexibility and internal development opportunities. As of December 31, 2009, we controlled approximately 1.1 billion tons of coal reserves comprised of 724 million tons of owned reserves and an additional 366 million tons of reserves under long-term leases. We also own or control approximately 431 million tons of non-reserve coal deposits. We believe our undeveloped reserves and non-reserve coal deposits give us the flexibility to grow even without pursuing acquisition opportunities that might be available to us. Further, we believe our high proportion of owned reserves provides a competitive cost advantage because production from owned reserves does not require a royalty payment to third parties.

•

Minimal level of legacy liabilities. Compared to other publicly traded U.S. coal producers, we believe we have among the lowest legacy liabilities. As of December 31, 2009, we had total legacy liabilities of only $143.0 million (including accrued workers’ compensation liabilities, liabilities under the Coal Industry Retiree Health Benefit Act of 1992, post-retirement employee obligations, “black lung” liabilities and reclamation liabilities). Approximately 53% of our total legacy liabilities relates to reclamation liabilities, which we consider a normal-course-of-business liability. In addition, our entire workforce is union free, which minimizes employee-related liabilities commonly associated with union-represented mines.

•

Developed but idled capacity to increase production levels quickly if market conditions warrant. Over the last five years, we have invested over $350.0 million to increase our total production infrastructure capacity by over five million tons. While our 2009 production was scaled down to 16.3 million tons due to reduced demand, we believe that our existing infrastructure base supports a production level of up to 20 million tons and we could reach this production level with modest equipment investment in a relatively short time frame. We would not undertake reactivation of such idled capacity to significantly increase our current production unless market conditions warrant it and it would provide acceptable margins.

•

Skilled management team. The members of our senior management team have, on average, 25 years of industry experience in a variety of mining methods, including longwall mining. We have substantial Appalachian mining experience with a history of increasing productivity, reducing costs, enhancing work safety practices, and maintaining strong customer relationships. In addition, the majority of our senior management team has extensive mine development and expansion experience.

Our Strategy

•

Continued focus on increasing the percentage of production from underground operations. In 2004, 36% of our production was from underground mining. By 2009, we had increased our proportion of underground mining to 47% of total production. Over the next several years, we intend to focus on selectively shifting more of our production to underground mining, which we believe is more favorably positioned in the current regulatory environment. In Appalachia, underground mining permits typically encounter fewer regulatory hurdles and third party activist challenges, and are therefore less subject to developmental risk than surface mining permits. One key component in this strategy is developing our Tygart #1 mine complex, which we expect to produce 3.5 million tons per year at full output through underground mining.

•

Pursue selected internal growth projects, including our flagship Tygart property. Our Tygart property is a large undeveloped reserve in Northern Appalachia which contains approximately 186 million tons of high Btu, low- to medium-sulfur steam and metallurgical quality coal. The first mining development planned for the Tygart property is the Tygart #1 Mine complex, which is an underground mining operation in the northeastern corner that is designed to extract approximately 38 million tons using longwall mining and room-and-pillar operations. The Tygart #1 mine is currently scheduled to begin development production in late 2012 and is expected to produce up to 3.5 million tons per year of high quality coal (split approximately 50% steam and 50% metallurgical) at full capacity. We believe that at full production Tygart will be one of our highest margin operations due to its low cost structure and high quality coal. One near-term project we are currently developing is a new low volatile metallurgical coal mine at our Vindex complex that is expected to produce approximately 200,000 annual tons, with initial production projected for the third quarter of 2010. In addition, we anticipate developing projects utilizing the substantial reserve position that we own in the Illinois Basin in order to capitalize on the expected increase in demand for high-sulfur coal to serve the scrubbed utility market and the coal-to-gas and coal-to-liquid conversion markets.

•

Continue to position our business to take advantage of favorable long-term trends for global coal consumption. We produce the majority of our coal in Northern and Central Appalachia, which is geographically well-positioned to serve a global customer base. We expect that international demand for our products will increase in the future, driven by favorable projected global growth trends and the high quality of our coal compared to other producing regions around the world. During periods of strong global demand for coal and limited supply, the Eastern United States has increased its exports significantly to serve a global customer base. For example, the U.S. Energy Information Administration, or EIA, reported that export demand for steam and metallurgical coal increased 44% and 32% from 2007 to 2008, respectively. We believe that the high quality of our coal makes it attractive to customers around the world and that shifting supply trends will provide a unique opportunity for Appalachian producers to increasingly service a global customer base. In 2010, we expect that our sales of metallurgical coal will double to approximately 2.4 million tons, allowing us to take advantage of this market which has shown encouraging signs of strength recently.

•

Maintain our strong relationships with high credit quality customers. Since our formation in 2004, we have significantly strengthened our customer relationships through attentive customer service and timely delivery of our coal products. We have built strong relationships with a broad group of customers, including large, geographically diverse utilities that are primarily of investment-grade credit quality. We will continue focusing our customer service efforts which we expect to position us to secure favorable contracts for our expected production increases in the future.

Outlook

The Company is confirming that Adjusted EBITDA is expected to be in the range of $170.0 million to $200.0 million in 2010. In addition, the Company expects that Adjusted EBITDA for the first quarter of 2010 will be in the range of $36.0 million to $42.0 million. First quarter earnings will be impacted by certain nonrecurring expenses related to the private exchanges of our Existing Convertible Notes in January 2010 and extinguishment of debt as a result of the Concurrent Tender Offers. See “Concurrent Tender Offers and Consent Solicitation.” Consistent with our past practice, we do not currently intend to provide quarterly guidance in the future.

New ABL Loan Facility

On February 22, 2010, we entered into the ABL Loan Facility, which refinanced our prior senior secured credit facility. The ABL Loan Facility is a $125.0 million senior secured facility with a four year term available for loans and the issuance of letters of credit. Subject to certain conditions, at any time prior to maturity, we will be able to elect to increase the size of the ABL Loan Facility up to a maximum of $200.0 million. Availability under the ABL Loan Facility is calculated using a borrowing base test. The ABL Loan Facility is guaranteed by all of our current and future wholly-owned subsidiaries and secured by a first priority security interest on all of our and each of our guarantors’ existing and after-acquired real and personal property, including all outstanding equity interests of our wholly-owned subsidiaries. See “ABL Loan Facility.”

Concurrent Offerings

The Concurrent Offerings consist of:

•

22,371,365 shares of our Common Stock at a public offering price of $4.47 (or a total of 25,727,069 shares of our Common Stock if the underwriters in such offering exercise their over-allotment option in full); and

•

$100.0 million aggregate principal amount of Convertible Notes (or a total of $115.0 million aggregate principal amount of Convertible Notes if the underwriters in such offering exercise their over-allotment option in full).

The Common Stock and the Convertible Notes are each being offered by means of a separate prospectus supplement and not by means of this prospectus supplement. Neither of the Concurrent Offerings is contingent upon the completion of this offering or the other Concurrent Offering, and this offering is not contingent upon the completion of either of the Concurrent Offerings. We cannot assure you that we will complete the Concurrent Offerings. See “Concurrent Offerings.”

Concurrent Tender Offers and Consent Solicitation

Concurrently with this offering, we commenced an offer to purchase our 9.00% Convertible Senior Notes due 2012, or the Existing Convertible Notes, and an offer to purchase and consent solicitation related to our 10.25% Senior Notes due 2014, or the Existing Senior Notes. We refer to both tender offers together as the “Tender Offers.” See “Concurrent Tender Offers and Consent Solicitation.” We intend to use the net proceeds of this offering, together with cash on hand, if necessary, to fund the purchase of the Existing Senior Notes and for general corporate purposes. See “Use of Proceeds.”

Our Corporate Information

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 300 Corporate Centre Drive, Scott Depot, West Virginia 25560. Our telephone number is (304) 760-2400. Our website is www.intlcoal.com. Information contained in our website is not incorporated by reference into and does not constitute part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all of the information that may be important to you. For a more complete understanding of the notes, you should read the section of this prospectus supplement entitled “Description of Notes.”

Issuer	International Coal Group, Inc.

Notes Offered	$200.0 million aggregate principal amount of 9.125% Senior Secured Second-Priority Notes due 2018.

Maturity	April 1, 2018.

Interest Payment Dates	April 1 and October 1 of each year, commencing on October 1, 2010.

Guarantees	The obligations under the notes will be fully and unconditionally guaranteed, jointly and severally, by all of ICG’s wholly-owned subsidiaries and any other domestic subsidiary of ICG that guarantees any other indebtedness of ICG. See “Description of Notes—Note Guarantees.”

Collateral	The notes and the guarantees will be secured by a second-priority lien on, and security interest in, substantially all of our and the guarantors’ assets (referred to as “Collateral”). This second-priority lien will be subject to a first-priority lien securing the ABL Loan Facility and certain other permitted liens under such facility, until such facility and obligations thereunder are paid in full, and certain other permitted liens under the indenture that will govern the notes. See “Description of Notes—Security.”

Ranking	The notes and the guarantees will be our and the guarantors’ senior secured obligations. The indebtedness evidenced by the notes and the guarantees will rank:

•	senior in right of payment to all of our and the guarantors’ existing and future indebtedness that is, by its terms, expressly subordinated in right of payment to the notes and the guarantees;

•	effectively senior to all of our and the guarantors’ unsecured indebtedness to the extent of the value of the Collateral;

•

equal in right of payment with all of our and the guarantors’ existing and future senior indebtedness, including amounts outstanding under the ABL Loan Facility, our Existing Senior Notes and our Existing Convertible Notes;

•

effectively junior to our and the guarantors’ indebtedness and other obligations that are either (i) secured by a lien on the Collateral that is senior to the second-priority liens securing the notes and the guarantees, including the first-priority liens securing indebtedness and other obligations under the ABL

Loan Facility and, potentially, certain permitted liens, or (ii) secured by assets that are not part of the Collateral, in each case to the extent of the value of the assets securing such indebtedness and other obligations; and

•

structurally junior to all existing and future indebtedness and other liabilities of any future non-guarantor subsidiaries (other than indebtedness and other liabilities owed to us or one of our guarantor subsidiaries).

As of December 31, 2009, on a pro forma basis to give effect to this offering, the Concurrent Offerings, and assuming the repurchase of $139.5 million aggregate principal amount of our Existing Convertible Notes and the repurchase of $175.0 million aggregate principal amount of our Existing Senior Notes in the concurrent Tender Offers, the entry into our ABL Loan Facility and the retirement of our prior senior secured credit facility and the issuance of Common Stock in January 2010 in private exchanges for Existing Convertible Notes, collectively referred to as the “Transactions,” we would have had approximately $255.7 million, net of debt discount of $1.4 million, of secured indebtedness outstanding and $68.8 million, net of debt discount of $33.6 million, of other indebtedness outstanding.

We have approximately $73.6 million of letters of credit outstanding under our $125.0 million ABL Loan Facility.

Intercreditor Agreement	We, the collateral agent under the indenture that will govern the notes and the collateral agents under the ABL Loan Facility will enter into an intercreditor agreement as to the relative priorities of the security interests in the assets securing the notes and borrowings under the ABL Loan Facility and certain other matters relating to the administration of security interests. See “Description of Notes—Security—Intercreditor Agreement.”

Optional Redemption	At any time and from time to time on or after April 1, 2014, we may redeem all or a part of the notes at the redemption prices listed under “Description of Notes—Optional Redemption” plus accrued and unpaid interest.

At any time and from time to time prior to April 1, 2013, we may use the proceeds of certain equity offerings to redeem up to 35% of the aggregate principal amount of notes at a redemption price equal to 109.125% of the principal amount thereof, plus accrued and unpaid interest, if any. We may make the redemption only if, after the redemption, at least 65% of the aggregate principal amount of notes issued remains outstanding.

At any time and from time to time prior to April 1, 2014, we may redeem all or a part of the notes at a price equal to 100% of the principal amount of the notes redeemed plus an applicable

“make-whole” premium and accrued and unpaid interest to the redemption date, as described in this prospectus supplement under “Description of Notes—Optional Redemption.”

For more information, see “Description of Notes—Optional Redemption.”

Change of Control	If we experience certain types of changes of control, we will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the date of repurchase. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.”

Offer to Repurchase Following Certain Asset Sales	If we sell certain assets and do not reinvest the net proceeds or use them to repay certain indebtedness, we must in certain circumstances offer to repurchase the notes at 100% of their aggregate principal amount, plus accrued and unpaid interest.

Certain Covenants	The indenture that will govern the notes will contain a number of significant restrictions and covenants that may limit our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional indebtedness or issue preferred stock;

•	pay dividends or make other distributions on our capital stock or repurchase, repay or redeem our capital stock or unsecured or subordinated indebtedness;

•	make certain investments;

•	sell assets and issue capital stock of restricted subsidiaries;

•	incur liens;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends or other payments;

•	enter into certain transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of Notes—Certain Covenants” in this prospectus supplement.

If on any date following the first date of original issuance for the notes (x) the notes are assigned an investment grade rating from both S&P and Moody’s and (y) no default or event of default shall have occurred and be continuing with respect to the notes, then, beginning on that day, the covenants specifically listed under “Description of Notes—Certain Covenants—Suspension of Covenants When Notes Rated Investment Grade” in this prospectus supplement will be suspended for so long as the notes continue to be assigned an investment grade rating from both S&P and Moody’s.

Original Issue Discount	The notes may be issued with original issue discount for United States federal income tax purposes. As a result, holders who are United States federal income taxpayers generally would be required to include original issue discount in gross income in advance of the receipt of cash attributable to that income. See “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Original Issue Discount.”

No Prior Market	The notes will be new securities for which there is no market. Although the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so and may discontinue market-making at any time without notice. Accordingly, a liquid market for the notes may not develop or be maintained.

Use of Proceeds	We intend to use the net proceeds of this offering, together with cash on hand, if necessary, to fund the purchase of the Existing Senior Notes and for general corporate purposes. See “Use of Proceeds.”

Risk Factors	Before deciding whether to invest in the notes, you should carefully consider the risks described under “Risk Factors” beginning on page S-12 of this prospectus supplement, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto.

Concurrent Offerings	The Concurrent Offerings consist of 22,371,365 shares of our Common Stock, at a public offering price of $4.47 (or a total of 25,727,069 shares of our Common Stock if the underwriters in such offering exercise their over-allotment option in full) and $100.0 million aggregate principal amount of our Convertible Notes (or a total of $115.0 million aggregate principal amount of Convertible Notes if the underwriters in such offering exercise their over-allotment option in full). Our Common Stock and the Convertible Notes are each being offered by means of a separate prospectus supplement and not by means of this prospectus supplement. Neither of the Concurrent Offerings is contingent upon the completion of this offering or the other Concurrent Offering, and this offering is not contingent upon the completion of either Concurrent Offering. See “Concurrent Offerings.”

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents summary historical consolidated financial and operating data for the most recent three years. The summary historical consolidated financial data as of, and for the years ended, December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements. Our audited consolidated financial statements are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on January 29, 2010 and incorporated by reference into this prospectus supplement. Our summary historical consolidated financial and operating data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and incorporated by reference into this prospectus supplement.

The results of operations for the historical periods included in the following table are not necessarily indicative of the results to be expected for future periods. In addition, see “Risk Factors” for a discussion of risk factors that could impact our future financial condition and results of operations.

	Year ended December 31,
	2009	2008	2007
	(in thousands, except per ton data)
Statement of Operations Data:
Revenues:
Coal sales revenues	$1,006,606	$998,245	$770,663
Freight and handling revenues	26,279	45,231	29,594
Other revenues	92,464	53,260	48,898

Total revenues	1,125,349	1,096,736	849,155

Cost and Expenses:
Cost of coal sales	832,214	882,983	732,112
Freight and handling costs	26,279	45,231	29,594
Cost of other revenues	36,089	35,672	34,046
Depreciation, depletion and amortization	106,084	96,047	86,517
Selling, general and administrative	32,749	38,147	33,325
Gain on sale of assets	(3,659)	(32,518)	(38,656)
Impairment losses	—	37,428	170,402

Total costs and expenses	1,029,756	1,102,990	1,047,340

Income (loss) from operations	95,593	(6,254)	(198,185)

Interest and Other Income (Expense):
Loss on extinguishment of debt	(13,293)	—	—
Interest expense net	(53,044)	(43,643)	(35,989)
Other, net	—	—	319

Total interest and other income (expense)	(66,337)	(43,643)	(35,670)

Income (loss) before income taxes	29,256	(49,897)	(233,855)
Income tax benefit (expense)	(7,732)	23,670	85,944

Net income (loss)	21,524	(26,227)	(147,911)
Net (income) loss attributable to noncontrolling interest	(66)	—	349

Net income (loss) attributable to International Coal Group, Inc.	$21,458	$(26,227)	$(147,562)

	Year ended December 31,
	2009		2008	2007
	(in thousands, except per ton data)
Balance Sheet Data (at period end):
Cash and cash equivalents	$92,641		$63,930	$107,150
Total assets	1,367,960		1,350,647	1,303,363
Long-term debt and capital leases	384,309		432,870	391,248
Total liabilities	758,726		841,530	771,595
Total stockholders’ equity	609,234		509,117	531,768
Total liabilities and stockholders’ equity	1,367,960		1,350,647	1,303,363

Statement of Cash Flows Data:
Net cash from:
Operating activities	$115,754		$78,729	$22,471
Investing activities	(73,158)		(124,040)	(126,907)
Financing activities	(13,885)		2,091	192,844
Capital expenditures	66,345		132,800	160,807

Other Financial Data:
Adjusted EBITDA(1)	$201,677		$127,221	$59,053

Operating Data:
Tons sold:
Steam	15,823		17,780	17,891
Metallurgical	1,010		1,134	452
Total	16,833		18,914	18,343
Coal sales revenue per ton(2)	$59.80		$52.78	$42.01
Cost of coal sales per ton(2)	$49.44		$46.68	$39.91

Pro Forma Balance Sheet Data(3):
Cash and cash equivalents	$89,315
Long-term debt and capital leases	322,319
Total stockholders’ equity	695,649
Total liabilities and stockholders’ equity	$1,370,286

Pro Forma Credit Statistics:
Ratio of long-term debt and capital leases to Adjusted EBITDA(1)	1.5	x
Ratio of Adjusted EBITDA to pro forma cash interest expense(1),(4)	6.8	x

(1)

Adjusted EBITDA is a non-GAAP financial measure used by management to gauge operating performance. We define Adjusted EBITDA as net income or loss attributable to International Coal Group, Inc. before deducting interest, income taxes, depreciation, depletion, amortization, loss on extinguishment of debt, impairment charges and noncontrolling interest. Adjusted EBITDA is not, and should not be used as, a substitute for operating income, net income and cash flow as determined in accordance with accounting principles generally accepted in the United States (referred to as GAAP). We present Adjusted EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, substantially all of which present EBITDA or Adjusted EBITDA when reporting their results. We also use Adjusted EBITDA as our executive compensation plan bases incentive compensation payments on our Adjusted EBITDA performance measured against budgets. Our ABL Loan Facility uses Adjusted EBITDA (with additional adjustments) to measure our compliance with covenants, such as fixed charge coverage. EBITDA or Adjusted EBITDA is also widely used by us and others in our industry to evaluate and price potential acquisition candidates. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are that Adjusted EBITDA does not reflect all of our cash expenditures or any of our future requirements for capital expenditures or contractual commitments; changes in, or cash requirements for, our working capital needs; or interest expense, or the cash requirements necessary to service interest or principal payments, on our debts. Although depreciation, depletion and amortization are non-cash charges, the assets being depreciated, depleted and amortized will often have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such replacements. Other companies in our industry may calculate EBITDA or Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following table reconciles Adjusted EBITDA to net income (loss) attributable to International Coal Group, Inc., which we believe is the GAAP metric most comparable to Adjusted EBITDA:

	Year ended December 31,
	2009	2008	2007
	(in thousands)
Net income (loss) attributable to International Coal Group, Inc.	$21,458	$(26,227)	$(147,562)
Depreciation, depletion and amortization	106,084	96,047	86,517
Interest expense, net	53,044	43,643	35,989
Income tax (benefit) expense	7,732	(23,670)	(85,944)
Impairment losses	—	37,428	170,402
Loss on extinguishment of debt	13,293	—	—
Noncontrolling interest	66	—	(349)

Adjusted EBITDA	$201,677	$127,221	$59,053

(2)	“Coal sales revenue per ton” and “cost of coal sales per ton” are calculated as coal sales revenue or cost of coal sales, respectively, divided by tons sold. Although coal sales revenue per ton and cost of coal sales per ton are not measures of performance calculated in accordance with GAAP, management believes that they are useful to an investor in evaluating performance because they are widely used in the coal industry as a measure to evaluate a company’s sales performance or control over its costs. Coal sales revenue per ton should not be considered in isolation or as substitutes for measures of performance in accordance with GAAP. In addition, because coal sales revenue and cost of coal sales per ton are not calculated identically by all companies, our presentation may not be comparable to other similarly titled measures of other companies.
(3)	Balance sheet data as of December 31, 2009 pro forma for the Transactions. See “Capitalization.” Neither of the Concurrent Offerings is contingent upon the completion of this offering or the other Concurrent Offering, and this offering is not contingent upon the completion of either of the Concurrent Offerings. We cannot assure you that we will complete the Concurrent Offerings.
(4)	“Pro forma cash interest expense” consists of cash interest expense adjusted as if the following transactions had occurred on January 1, 2009: (i) the issuance of the notes in this offering and the repurchase of all of our Existing Senior Notes, (ii) the issuance of $100.0 million aggregate principal amount of Convertible Notes in the concurrent Convertible Notes offering and the repurchase of all of our Existing Convertible Notes, (iii) the execution of the ABL Loan Facility and the retirement of the prior senior secured credit facility, and (iv) other debt including equipment notes and capital leases. Interest expense, net, is the GAAP metric which we believe is the most comparable to cash interest expense. Cash interest expense of $45.6 million can be reconciled to interest expense, net, of $53.0 million by adding back amortization of debt discount of $4.1 million, amortization of deferred financing fees of $2.9 million and employee benefit related interest of $2.1 million, while deducting interest income and other of $1.7 million.

RISK FACTORS

Investing in the notes involves a high degree of risk. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, incorporated by reference into this prospectus supplement, includes extensive risk factors relating to our business and government regulation as well as certain risks relating to our Common Stock. You should carefully consider those risks and the risks described below, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making a decision to invest in the notes.

Risks Related to the Notes and This Offering

Our leverage may harm our financial condition and results of operations.

Our total consolidated long-term debt as of December 31, 2009 was approximately $384.3 million. As of December 31, 2009, on a pro forma basis to give effect to the Transactions, we would have had total consolidated long-term debt of approximately $322.3 million.

Our level of indebtedness could have important consequences on our future operations, including:

•	making it more difficult for us to meet our payment and other obligations under our debt;

•

resulting in an event of default if we fail to comply with the financial and other covenants contained in our debt agreements, which could result in all of our debt becoming immediately due and payable;

•	subjecting us to the risk of increased sensitivity to interest rate increases on our debt with variable interest rates, including borrowings under our ABL Loan Facility;

•

reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

If we or our subsidiaries incur additional debt, the related risks that we and they now face could intensify.

Our ability to pay principal and interest on and to refinance our debt depends upon the operating performance of our subsidiaries, which will be affected by, among other things, general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control. In particular, economic conditions could cause the price of coal to fall and our revenue to decline and hamper our ability to repay our debt.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our ABL Loan Facility or otherwise in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs.

In the event that we need to refinance all or a portion of our outstanding debt before maturity or as it matures, we may not be able to obtain terms as favorable as the terms of our existing debt or refinance our existing debt at all. If prevailing interest rates or other factors existing at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to the refinanced debt would increase. Furthermore, if any rating agency negatively changes our credit rating or outlook, our debt and equity securities could be negatively affected, which could adversely affect our financial condition and results of operations.

Despite our current level of indebtedness, we and our subsidiaries may still incur significant additional indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. Our ABL Loan Facility limits, and the terms of the indenture that will govern the notes offered hereby will limit, but neither prohibits, us from incurring additional indebtedness. The indenture will also allow us to incur certain other additional secured debt, which could be effectively senior to or pari passu with the notes to the extent of the value of such security. In addition, the indenture will not prevent us from incurring other liabilities that do not constitute indebtedness. Similarly, the terms of the indenture that will govern the Convertible Notes do not limit our ability to incur additional indebtedness. See “Description of Notes—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” Our ability to incur additional indebtedness may have the effect of reducing the amounts available to pay amounts due with respect to the notes. If we incur new debt or other liabilities, the related risks that we and our subsidiaries now face could intensify.

We may not be able to generate sufficient cash to service our indebtedness, including the notes, and we may be forced to take other actions to satisfy our payment obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness depends on our future performance, which will be affected by financial, business and economic conditions and other factors. We will not be able to control many of these factors, such as economic conditions in the industry in which we operate and competitive pressures. Our cash flow may not be sufficient to allow us to pay principal and interest on our debt and to meet our other obligations, including with respect to the notes. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements, including our ABL Loan Facility and the indenture that will govern the notes, may restrict us from pursuing any of these alternatives. Any limitation on our ability to pay principal of and interest on the notes would likely reduce the value of the notes.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

Borrowings under our ABL Loan Facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease. An increase in debt service obligations under our variable rate indebtedness could affect our ability to make payments required under the terms of the notes.

The covenants in our ABL Loan Facility and the indentures governing our debt instruments impose restrictions that limit our operating and financial flexibility.

The ABL Loan Facility includes negative covenants and financial covenants that, subject to exceptions, limit our ability and the ability of our subsidiaries to, among other things:

•	make, create, incur, assume or suffer to exist liens, other than specified permitted liens;

•	engage in mergers, acquisitions, consolidations, sale-leasebacks and asset sales;

•	make investments and loans;

•	create, incur, assume or permit to exist additional indebtedness or guarantees;

•	pay dividends, make payments or redeem or repurchase capital stock;

•	engage in certain transactions with affiliates;

•	prepay, redeem or purchase certain indebtedness, including the notes and the Convertible Notes;

•	amend or otherwise alter terms of certain indebtedness, including the notes and the Convertible Notes;

•	make capital expenditures in excess of a specified limitations; and

•	alter the business that our subsidiaries conduct.

In addition, the ABL Loan Facility contains a covenant that, in the event availability under the ABL Loan Facility falls below a specified amount, we will be required to maintain a minimum ratio of EBITDA to fixed charges.

The indenture that will govern the notes will contain a number of significant restrictions and covenants that may limit our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional indebtedness or issue preferred stock;

•	pay dividends or make other distributions on our capital stock or repurchase, repay or redeem our capital stock or unsecured or subordinated indebtedness;

•	make certain investments;

•	sell assets and issue capital stock of restricted subsidiaries;

•	incur liens;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends or other payments;

•	enter into certain transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

Operating results below current levels or other adverse factors, including a significant increase in interest rates, could result in us being unable to comply with certain debt covenants. If we violate these covenants and are unable to obtain waivers, our debt under these agreements would be in default and could be accelerated and could permit the lenders to foreclose on our assets securing the debt thereunder. If the indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our debt is in default for any reason, our cash flows, results of operations or financial condition could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the notes and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

The guarantees may not be enforceable because of fraudulent conveyance laws.

The obligation of our guarantor subsidiaries may be subject to challenge under state, federal or foreign fraudulent conveyance or transfer laws. Under state and federal laws, if a court, in a lawsuit by an unpaid creditor or representative of creditors of such subsidiary, such as a trustee in bankruptcy or the subsidiary in its capacity as debtor-in-possession, were to find that, at the time such obligation was incurred, such subsidiary, among other things:

•	did not receive fair consideration or reasonably equivalent value therefore; and

•	either:

•	was insolvent;

•	was rendered insolvent;

•	was engaged in a business or transaction for which its assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured,

a court could void such subsidiary’s obligation under the guarantee, and direct the return of any payment made under the guarantee to the subsidiary or to a fund for the benefit of its creditors.

Moreover, regardless of the factors identified above, such court could void such subsidiary’s obligation, and direct such repayment, if it found that the obligation was incurred with the intent to hinder, delay, or defraud such subsidiary’s creditors. In that event, the holder of the notes would not have the benefit of such subsidiary’s guarantee and would have to look for payment solely from us and the guarantors.

The measure of insolvency for purposes of the above will vary depending upon the law of the jurisdiction being applied. Generally, however, an entity would be considered insolvent:

•	if the sum of its debts is greater than the fair value of all of its property;

•	if the present fair salable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and mature; or

•	if it could not pay its debts as they become due.

The amount that can be collected under the guarantees will be limited.

Each subsidiary guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being avoided under applicable fraudulent transfer laws or may reduce the guarantor’s obligation to an amount that effectively makes the guarantee worthless.

We are dependent upon dividends from our subsidiaries to meet our debt service obligations.

We are a holding company and conduct all of our operations through our subsidiaries. Our ability to meet our debt service obligations is dependent on receipt of dividends from our direct and indirect subsidiaries. The ABL Loan Facility contains, and future borrowings by our subsidiaries may contain, restrictions or prohibitions on the payment of dividends by our subsidiaries to us. See “ABL Loan Facility” and “Description of Notes—Certain Covenants.” In addition, applicable state corporate law may limit the ability of our subsidiaries to pay dividends to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries, applicable laws or state regulation will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the notes when due.

Other secured indebtedness, including indebtedness under our ABL Loan Facility, will be senior to the notes to the extent of the value of the Collateral securing such indebtedness on a first-priority basis.

Obligations under our ABL Loan Facility are secured by a first-priority lien on the Collateral. The notes and the related guarantees will be secured by a second-priority lien on the Collateral. See “Description of Notes—Security.” Any rights to payment and claims by the holders of the notes will, therefore, be fully subordinated to any rights to payment or claims by our creditors under our ABL Loan Facility with respect to distributions of such Collateral. Only when our obligations under the ABL Loan Facility are satisfied in full will the proceeds of the Collateral be available, subject to other permitted liens, to satisfy obligations under the notes and guarantees. Consequently, the notes and the guarantees will be effectively subordinated to our ABL Loan Facility to the extent of the value of the Collateral. In addition, the indenture that will govern the notes will permit us, subject to certain limits, to incur additional indebtedness secured by a lien that ranks ahead of, or equally with, the notes. Any such indebtedness may further limit the recovery from the realization of the value of such Collateral available to satisfy holders of the notes.

As of December 31, 2009, on a pro forma basis after giving effect to the Transactions, we would have had $254.1 million of secured indebtedness. We have approximately $73.6 million of letters of credit outstanding under our $125.0 million ABL Loan Facility.

The value of the Collateral securing the notes may not be sufficient to satisfy our obligations under the notes.

Obligations under the notes are secured by a second-priority lien on the Collateral. No appraisal of the value of the Collateral has been made in connection with this offering, and the fair market value is subject to fluctuations based on factors that include, among others, changing economic conditions, competition and other future trends. By its nature, some or all of the Collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay our obligations under the notes, in full or at all, after first satisfying our obligations in full under first-priority claims. There also can be no assurance that the Collateral will be saleable and, even if saleable, the timing of its liquidation would be uncertain. To the extent that liens, rights or easements granted to third parties encumber assets located on property owned by us, such third parties have or may exercise rights and remedies with respect to the property subject to such liens that could adversely affect the value of the Collateral and the ability of the collateral agent to foreclose on the Collateral. Accordingly, there may not be sufficient Collateral to pay all or any of the amounts due on the notes. Any claim for the difference between the amount, if any, realized by holders of the notes from the sale of the Collateral securing the notes and the obligations under the notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

With respect to some of the Collateral, the collateral agent’s security interest and ability to foreclose will also be limited by the need to meet certain requirements, such as obtaining third party consents and making additional filings. If we are unable to obtain these consents or make these filings, the security interests may be invalid and the holders will not be entitled to the Collateral or any recovery with respect thereto. We cannot assure you that any such required consents can be obtained on a timely basis or at all. These requirements may limit the number of potential bidders for certain Collateral in any foreclosure and may delay any sale, either of which events may have an adverse effect on the sale price of the Collateral. Therefore, the practical value of realizing on the Collateral may, without the appropriate consents and filings, be limited.

There are circumstances other than repayment or discharge of the notes under which Collateral could be released automatically without the consent of the holders of the notes, which could be adverse to holders of notes.

Under various circumstances, all or a portion of the Collateral may be released, including:

•

to enable the sale, transfer or other disposal of such Collateral in a transaction not prohibited under the indenture, including the sale of any entity in its entirety that owns or holds such Collateral;

•	with respect to Collateral held by a guarantor, upon the release of such guarantor from its guarantee;

•	with respect to capital stock of a guarantor, if the pledge thereof would require the filing of financial statements under Rule 3-16 of Regulation S-X; and

•	upon enforcement of the First-Priority Lien Obligations (as defined in the “Description of Notes”).

In addition, the guarantee of a subsidiary guarantor will be released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indenture. The indenture will also permit us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary, all of the liens on any Collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the indenture but are not released under the ABL Loan Facility. Designation of an unrestricted subsidiary will reduce the aggregate value of the Collateral to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See “Description of Notes—Security.”

Rights of holders of notes in the Collateral may be adversely affected by the failure to perfect liens on certain Collateral and other issues generally associated with the realization of security interests in the Collateral.

Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens on the Collateral securing obligations under the notes from time to time owned by us or the guarantors may not be perfected if the trustee or the collateral agent has not taken the actions necessary to perfect any of those liens upon or prior to the issuance of the notes. The inability or failure of the trustee or the collateral agent to promptly take all actions necessary to create properly perfected security interests in the Collateral may result in the loss of the priority, or a defect in the perfection, of the security interest for the benefit of holders of notes to which they would have been otherwise entitled.

In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest or lien can only be perfected at the time such property and rights are acquired and identified. Although the indenture will contain customary further assurances covenants, there can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of the future acquisition of property and rights that constitute Collateral, and that the necessary action will be taken to properly perfect the lien on such after-acquired Collateral. Neither the trustee nor the collateral agent for the notes has any obligation to monitor the acquisition of additional property or rights that constitute Collateral or the perfection of any security interests therein. Such failure may result in the loss of the practical benefits of the liens thereon or of the priority of the liens securing the notes.

The security interest of the trustee or the collateral agent will be subject to practical challenges generally associated with the realization of security interests in the Collateral. For example, the trustee or the collateral agent may need to obtain the consent of a third party to obtain or enforce a security interest in an asset. We cannot assure you that the trustee or the collateral agent will be able to obtain any such consent or that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. As a result, the trustee or the collateral agent may not have the ability to foreclose upon those assets and the value of the Collateral may significantly decrease. In addition, if the trustee or the collateral agent forecloses on our assets, including our stock or the stock of our subsidiaries, it may constitute a change of control or assignment under our long-term contracts with our customers, and the counterparties may be entitled to amend or terminate the contracts, which could adversely affect the value of the Collateral.

The lien ranking provisions of the indenture and other agreements relating to the Collateral securing the notes will limit the rights of holders of the notes with respect to the Collateral, even during an event of default.

The rights of the holders of the notes with respect to the Collateral will be substantially limited by the terms of the lien ranking agreements set forth in the indenture and the intercreditor agreement, even during an event of default. Under the indenture and the intercreditor agreement, at any time that obligations that have the benefit of the higher-priority liens are outstanding, any actions that may be taken with respect to (or in respect of) enforcement upon such Collateral, including the ability to cause the commencement of enforcement proceedings against such Collateral and to control the conduct of such proceedings will be at the direction of the holders of the obligations secured by the first-priority liens, and the holders of the notes secured by lower-priority liens may be adversely affected. See “Description of Notes—Security—Control Over Collateral and Enforcement of Liens.”

In addition, because the holders of the indebtedness secured by first-priority liens in the Collateral control the disposition of the Collateral upon enforcement, such holders could decide not to proceed against the Collateral, regardless of whether there is a default or event of default under the documents governing such indebtedness or under the indenture that will govern the notes. The indenture and the intercreditor agreement will contain certain provisions benefiting holders of indebtedness under our ABL Loan Facility, including provisions prohibiting the trustee and the notes collateral agent from objecting following the filing of a bankruptcy petition to a number of important matters regarding the Collateral and the financing. After such filing, the value of this

Collateral could materially deteriorate and holders of the notes would be unable to raise an objection. In addition, the right of holders of obligations secured by first priority liens to foreclose upon and sell such Collateral upon the occurrence of an event of default also would be subject to limitations under applicable bankruptcy laws if we or any of our subsidiaries become subject to a bankruptcy proceeding. The intercreditor agreement will also give the holders of first-priority liens on the Collateral the right to access and use the Collateral to allow those holders to protect the Collateral and to process, store and dispose of the Collateral.

The Collateral will also be subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by the lenders under our ABL Loan Facility and are permitted under the indenture. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the Collateral securing the notes as well as the ability of the notes collateral agent to realize or foreclose on such Collateral.

We will in most cases have control over the Collateral, and the sale of particular assets by us could reduce the pool of assets securing the notes and the guarantees.

The security documents relating to the notes generally will allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the Collateral securing the notes and the guarantees, unless and event of default has occurred.

In addition, we will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act of 1939 if we determine, in good faith based on advice of counsel, that, under the terms of that Section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or such portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released Collateral. For example, so long as no default or event of default under the indenture would result therefrom and such transaction would not violate the Trust Indenture Act, we may, among other things, without any release or consent by the indenture trustee, conduct ordinary course activities with respect to Collateral, such as selling, factoring, abandoning or otherwise disposing of Collateral and making ordinary course cash payments (including repayments of indebtedness). With respect to such releases, we must deliver to the notes collateral agent, from time to time, an officer’s certificate to the effect that all releases and withdrawals during the preceding six-month period in which no release or consent of the notes collateral agent was obtained in the ordinary course of our business were not prohibited by the indenture.

There are certain other categories of property that are also excluded from the Collateral.

Certain categories of assets are excluded from the Collateral. Excluded Property includes (i) equity interests of any Guarantor if the pledge thereof would require the filing of financial statements under Rule 3-16 of Regulation S-X (which equity interests are automatically deemed to not be part of the Collateral but only to the extent necessary to not be subject to such requirement), (ii) Special Property (as defined in the indenture) other than any proceeds, substitutions thereof (unless such proceeds substitutions or replacements would constitute Special Property), (iii) the Company’s corporate office building located at 300 Corporate Centre Drive, Scott Depot, West Virginia, (iv) after-acquired real property of ICG or any Guarantor with a fair market value of less than $1.0 million and (v) after-acquired leased real property of ICG or any Guarantor that individually has an annual minimum royalty of less than $1.0 million and an annual production royalty of less than $1.0 million in the immediately preceding year.

Security over certain Collateral, including real property, may not be in place prior to closing, may not be perfected prior to closing and may be invalidated following closing. No title insurance or surveys will be obtained.

Mortgages on certain of our owned and leased real properties will neither be in place nor be perfected on the closing date of this offering. To the extent any security interest in the collateral securing the notes cannot be perfected on or prior to the closing date, the indenture governing the notes will require us to have all such security interests perfected, to the extent required by the indenture governing the notes and the security documents, within 60 days following the closing date. To the extent a security interest in certain collateral is perfected following the closing date, that security interest would remain at risk of having been a preference (in which case it might be voided by a trustee in bankruptcy) if granted within 90 days of a bankruptcy filing by the relevant lien grantor.

Further, we will not obtain title searches, title insurance policies or surveys of the mortgaged real property collateral in connection with this offering and, as a result, the holders of the mortgages will not have the benefit of any title insurance to insure, among other things, (i) loss resulting from the entity represented by us to be the owner thereof not holding fee title or a valid leasehold interest in the properties and such interest being encumbered by unpermitted liens or (ii) the validity and second lien priority of the mortgage granted to the collateral agent for the benefit of the holders of the notes. As a result, the liens on our mortgaged real property collateral may be subject to encumbrances that are not permitted liens, and to the extent that a mortgage is delivered on the closing date of the offering, there may be errors in the legal descriptions attached to such mortgage of which we will not be aware. Such errors will interfere with the creation of a valid lien on the real property collateral. In addition, if a title defect results in a loss, we will not receive any insurance proceeds to satisfy our secured obligations, including the notes.

A mortgage secured by a leasehold interest in real property is inherently riskier for the mortgagee than a mortgage secured by a fee simple interest; no landlord consents to leasehold mortgages will be obtained.

Certain mortgages will be of our leased real properties and a mortgage secured by a leasehold interest in real property is inherently riskier for the mortgagee than a mortgage secured by a fee simple interest. These risks arise from the nature of a leasehold being legally subordinate to the fee interest and being subject to the terms of the lease creating such leasehold interest. As a result, the mortgage holder whose security is a leasehold interest in real property is also subject to the interests of the fee owner and to compliance by the lessee/mortgagor with the terms of its lease. The risks to the holder of a leasehold mortgage include: (i) a potential risk of lease termination resulting from defaults by the lessee/mortgagor under the lease, which would terminate the leasehold interest and thus effectively eliminate the lender’s security (the leasehold mortgage) for the loan, (ii) a default by the fee owner under any of its obligations to third parties including mortgagees, mechanics, etc. and the enforcement or foreclosure of those interests by the holders of such interests may also result in the termination or impairment of the leasehold mortgage, (iii) the mortgagee becoming the tenant under the lease and therefore being subject to all of the terms and covenants contained therein with a duty to cure any prior lease defaults, and (iv) the bankruptcy or insolvency of the fee owner could potentially impair the lessee/mortgagor’s leasehold interest and the mortgage holder’s security.

In addition, many of our real property leases require the consent of the landlords in order to permit us to grant a mortgage to the noteholders on the leased property, and none of our real property leases contain typical mortgagee protection provisions that would mitigate the above risks inherent in leasehold mortgages. Absent lessor consent, a leasehold mortgage may be unenforceable by the mortgagee, and the granting of a mortgage without obtaining required consent may have adverse consequences to us. In addition to excluding from the Collateral our interests in certain leases requiring consents, we will not be required to, and we do not expect to, obtain lessor consent to any of these leasehold mortgages or request or obtain estoppel certificates of lease amendments that would provide protection provisions to the mortgagee such as a right to notices of defaults or an opportunity to cure such defaults and the right to a new lease in the event the lease is terminated for any reason, whether as a result of lessee/mortgagor’s default, rejection or disaffirmance of the lease in a bankruptcy filing by lessee/mortgagor or the fee owner, or the failure of the lessee/mortgagor to exercise a renewal or extension option.

Due to the reasons stated above, we encourage you not to overly rely on the value of any of our leased real property when making a decision to purchase the notes.

Rights of holders of notes in the Collateral may be adversely affected by bankruptcy proceedings, and holders of notes may not be entitled to post-petition interest in any bankruptcy proceeding.

The right of the collateral agent for the notes to repossess and dispose of the Collateral securing the notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the Collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent for the notes, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use Collateral, and the proceeds, products, rents, or profits of the Collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the Collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the Collateral as a result of the stay of repossession or disposition or any use of the Collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the Collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment of loss of value of the Collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would have “undersecured claims” as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs, and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case.

Any future pledge of Collateral might be avoidable in bankruptcy.

Any future pledge of Collateral in favor of the collateral agent (for its benefit and for the benefit of the trustee and the holders of the notes), including pursuant to security documents delivered after the date of the indenture that will govern the notes, might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive a greater recovery than they would have received in a hypothetical liquidation under Chapter 7 of the U.S. Bankruptcy Code if the pledge had not been given and a bankruptcy proceeding in respect of the pledge is commenced within 90 days following the pledge, or, in certain circumstances, a longer period. To the extent that the grant of any such mortgage or other security interest is avoided as a preference, you would lose the benefit of the mortgage or security interest. As more fully described herein, certain of the assets securing the notes will not be subject to a valid and perfected security interest on the closing date. We have agreed to obtain a valid and perfected security interest on such assets following the closing date.

Certain laws and regulations may impose restrictions or limitations on foreclosure.

Our obligations under the notes and the subsidiary guarantors’ obligations under the guarantees are secured only by the Collateral described in this prospectus supplement. The collateral agent’s ability to foreclose on the Collateral on your behalf may be subject to perfection, priority issues, state law requirements and practical problems associated with the realization of the collateral agent’s security interest or lien in the Collateral, including cure rights, foreclosing on the Collateral within the time periods permitted by third parties or prescribed by laws, obtaining third party consents, making additional filings, statutory rights of redemption, and the effect of the order of foreclosure. We cannot assure you that the consents of any third parties and approvals by governmental entities will be given when required to facilitate a foreclosure on such assets. Therefore, we cannot assure you that foreclosure on the Collateral will be sufficient to make all payments on the notes.

In addition, our business requires numerous registrations, licenses and permits. Continued operation of our mining operations and other facilities that are significant to the value of the Collateral for the notes depends on the maintenance of such registrations, licenses and permits. Our business is subject to substantial regulation and registration, license and permit requirements and may be adversely affected if we are unable to comply with existing regulations or requirements or changes in applicable regulations or requirements. In the event of foreclosure, the transfer of such registrations, licenses and permits may be prohibited and may require us to incur significant cost and expense. Further, we cannot assure you that the applicable governmental authorities will consent to the transfer of such registrations, licenses and permits. If the regulatory approvals required for such transfers are not obtained or are delayed, the foreclosure may be delayed, a temporary shutdown of operations may result and the value of the Collateral may be significantly decreased.

U.S. federal and state environmental laws may decrease the value of the collateral securing the notes and may result in you being liable for environmental cleanup costs relating to our facilities.

The notes and guaranties are secured by liens on real property that may be subject to both known and unknown environmental risks and liabilities, and these risks and liabilities may reduce or eliminate the value of the real property pledged as collateral for the notes or adversely affect our or the guarantors’ ability to repay the notes.

Moreover, under some U.S. federal and state environmental laws, a secured lender may in some situations become responsible for its debtor’s environmental liabilities, including liabilities arising out of contamination at or from the debtor’s properties. Such liability can arise before foreclosure, if the secured lender becomes sufficiently involved in the management of the affected facility. In addition, if a secured lender forecloses and takes title to a contaminated facility or property, the lender could become responsible for environmental liabilities relating to the facility or property, depending on the circumstances. Before taking certain actions, the collateral agent for the notes may request that you indemnify it for its related costs, expenses and liabilities. Cleanup costs could become a liability of the collateral agent, and, if you agree to indemnify the collateral agent for its related costs, expenses and liabilities, you could be required to help repay those costs. You may agree to indemnify the collateral agent for its costs, expenses and liabilities before you or the collateral agent knows what those amounts ultimately will be. If you agree to this indemnification without sufficient limitations, you could be required to pay the collateral agent an amount that is greater than the amount you paid for the notes. In addition, rather than acting through the collateral agent, you may in some circumstances act directly to pursue a remedy under the indenture. If you exercise that right, you could be considered a lender and be subject to the risks discussed above.

The Collateral is subject to casualty risks.

We intend to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the pledged Collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the notes and the guarantees.

In the event of a total or partial loss to any of the mortgaged facilities, certain items of equipment, fixtures and other improvements and inventory may not be easily replaced. Accordingly, even though there may be insurance coverage, the extended period needed to manufacture or construct replacement of such items could cause significant delays.

We may not be able to repurchase the notes upon a change of control or pursuant to an asset sale offer.

Upon a change of control, as defined under the indenture that will govern the notes, the holders of notes will have the right to require us to offer to purchase all of the notes then outstanding at a price equal to 101% of their principal amount plus accrued and unpaid interest. See “Description of Notes—Repurchase at the Option of

Holders—Asset Sales.” In order to obtain sufficient funds to pay the purchase price of the outstanding notes, we expect that we would have to refinance the notes. We cannot assure you that we would be able to refinance the notes on reasonable terms, if at all. Our failure to offer to purchase all outstanding notes or to purchase all validly tendered notes would be an event of default under the indenture. Such an event of default may cause the acceleration of our other debt. Our other debt including our ABL Loan Facility may contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control under the indenture. A recent Delaware Chancery Court decision found that incumbent directors are permitted to approve as a continuing director any person, including one nominated by a dissident stockholder and not recommended by the board, as long as the approval is granted in good faith and in accordance with the board’s fiduciary duties. Accordingly, a holder of notes may not be able to require us to purchase notes as a result of the change in the composition of the directors on our board. The same court also observed that certain provisions in indentures, such as continuing director provisions, could function to entrench an incumbent board of directors and could raise enforcement concerns if adopted in violation of a board’s fiduciary duties. If such a provision were found unenforceable, holders would not be able to require us to repurchase notes as a result of a change of control resulting from a change in the composition of our board. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.” In addition, in certain circumstances specified in the indenture that will govern the notes, we will be required to commence an asset sale offer, as defined in the indenture, pursuant to which we will be obligated to offer to purchase the applicable notes at a price equal to 100% of their principal amount plus accrued and unpaid interest. See “Description of Notes—Repurchase at the Option of Holders—Asset Sales.” Our other debt, including our ABL Loan Facility, may contain restrictions that would limit or prohibit us from completing any such asset sale offer. Our failure to offer to purchase any such notes or to purchase such validly tendered notes would be an event of default under the indenture.

In addition, we might not be able to pay you the required price for notes you present us at the time of a change of control because the terms of our ABL Loan Facility or other indebtedness may prohibit payment.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

The notes will be new securities for which no established trading market currently exists. We do not intend to list the notes on any securities exchange or to arrange for their quotation on any automated dealer quotation system. The underwriters have advised us that they currently intend to make a market in the notes as permitted by applicable laws and regulations; however, the underwriters are not obligated to make a market in the notes, and they may discontinue their market-making activities at any time without notice. Therefore, an active market for the notes may not develop or, if developed, it may not continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes. The liquidity of any market for the notes and pricing for the notes will depend upon various factors, including:

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes;

•	the overall market for similar debt securities;

•	our financial performance and prospects;

•	the prospects for companies in the mining industry generally; and

•	prevailing interest rates.

The notes may be issued with original issue discount for U.S. federal income tax purposes.

The notes will be issued with original issue discount, or OID, for U.S. federal income tax purposes if, and to the extent that, the stated principal amount of the notes exceeds their issue price by more than a de minimis amount. U.S. holders will be required to include any OID in gross income on a constant yield to maturity basis in advance of the receipt of cash payment thereof and regardless of such holder’s method of accounting for U.S. federal income tax purposes. See “Certain U.S. Federal Income Considerations—U.S. Federal Income Taxation of U.S. Holders—Original Issue Discount.”

If a bankruptcy petition were filed by or against us, holders of the notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the notes.

If a bankruptcy petition were filed by or against us under the United States Bankruptcy Code after the issuance of the notes, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:

•	the original issue price for the notes; and

•	that portion of the OID that does not constitute “unmatured interest” for purposes of the United States Bankruptcy Code.

Any OID that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they would be entitled to under the terms of the indenture governing the notes, even if sufficient funds are available.

Ratings of the notes may affect the market price and marketability of the notes.

We currently expect that, upon issuance, the notes will be rated by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such credit ratings will be issued or remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. It is also possible that such ratings may be lowered in connection with the application of the proceeds of this offering or in connection with future events, such as future acquisitions. Holders of notes will have no recourse against us or any other parties in the event of a change in or suspension or withdrawal of such ratings. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price or marketability of the notes.

Our ability to realize our deferred tax assets may be reduced if our estimates of future taxable income and tax planning strategies do not support the carrying amount, and the value of net operating loss carryforwards may be reduced if sales of our securities result in an “ownership change” as defined for U.S. federal income tax purposes.

As of December 31, 2009, we had deferred tax assets, net of valuation allowances, of $211.4 million. These and future deferred tax assets may be reduced if our estimates of future taxable income from our operations and tax planning strategies do not support the amount of the deferred tax assets.

It is possible that the Concurrent Offerings may cause a reduction in the value of our net operating loss, or NOL, carryforwards realizable for income tax purposes. Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, imposes restrictions on the use of a corporation’s NOLs, as well as certain recognized built-in losses and other carryforwards, after an “ownership change” occurs. A Section 382 “ownership change” occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Even if the issuance of any Common Stock in connection with a conversion of the Convertible Notes and the concurrent Common Stock offering do not cause an “ownership change,” other future issuances or sales of our Common Stock (including certain transactions involving our Common Stock that are outside of our control)

could also result in an “ownership change” under Section 382. If an “ownership change” occurs, Section 382 would impose an annual limit on the amount of pre-change NOLs and other losses we can use to reduce our taxable income generally equal to the product of the total value of our outstanding equity immediately prior to the “ownership change” (subject to certain adjustments) and the applicable federal long-term tax-exempt interest rate for the month of the “ownership change.” The applicable rate for “ownership changes” occurring in the month of March 2010 is 4.03%.

Because U.S. federal NOLs generally may be carried forward for up to 20 years, the annual limitation may effectively provide a cap on the cumulative amount of pre-“ownership change” losses, including certain recognized built-in losses, that may be utilized. Such pre-“ownership change” losses in excess of the cap may be lost. In addition, if an “ownership change” were to occur, it is possible that the limitations imposed on our ability to use pre-“ownership change” losses and certain recognized built-in losses could cause a net increase in our U.S. federal income tax liability and U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitations were not in effect. Further, if the amount or value of these deferred tax assets is reduced, such reduction would have a negative impact on the book value of our Common Stock.

USE OF PROCEEDS

The net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $191.8 million. We intend to use the net proceeds of this offering, together with cash on hand, if necessary, to finance a cash tender offer to repurchase up to $175.0 million aggregate principal amount of our outstanding Existing Senior Notes and to use any excess for general corporate purposes, which could include working capital, capital expenditures, acquisitions, refinancing of other debt or other capital transactions. Pending any ultimate use of any portion of the proceeds from this offering, we intend to invest the net proceeds in our money market account.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges(1) for the periods presented.

Year Ended December 31,
2009	2008		2007		2006		2005
1.54x	—	(2)	—	(2)	0.10x	(2)	4.03x

(1)	The ratio of earnings to fixed charges is computed by dividing fixed charges into income before income taxes plus fixed charges and the impact of capitalized interest. Fixed charges consist of interest expense, including amortization of debt issuance costs, and that portion of rental expense considered to be a reasonable approximation of interest.
(2)	The amount of additional earnings needed to obtain a ratio of earnings to fixed charges of 1x was approximately $55.6 million, $238.9 million and $19.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

CAPITALIZATION

The following table sets forth our cash position and capitalization as of December 31, 2009:

•	on an actual basis;

•

on an adjusted basis to give effect to (i) the issuance of $200.0 million aggregate principal amount of notes in this offering and the use of the net proceeds therefrom, together with cash on hand, to repurchase $175.0 million aggregate principal amount of our Existing Senior Notes, (ii) the entry into our ABL Loan Facility and the retirement of our prior senior secured credit facility, and (iii) the issuance of 6,198,668 shares of Common Stock in January 2010 in private exchanges for $22.0 million principal amount of Existing Convertible Notes; and

•

on a further adjusted basis to give effect to (i) the issuance of 22,371,365 shares of our Common Stock in the concurrent Common Stock offering at the public offering price of $4.47 per share (assuming no exercise of the over-allotment option) and (ii) the issuance of $100.0 million aggregate principal amount of Convertible Notes in the concurrent Convertible Notes offering (assuming no exercise of the over-allotment option) and the use of the net proceeds therefrom and from the Common Stock offering to repurchase $139.5 million aggregate principal amount of our Existing Convertible Notes.

Neither of the Concurrent Offerings is contingent upon the completion of this offering or the other Concurrent Offering, and this offering is not contingent upon the completion of either of the Concurrent Offerings. We cannot assure you that we will complete the Concurrent Offerings or the Tender Offers.

The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and incorporated by reference into this prospectus supplement.

	December 31, 2009
	Actual	As Adjusted(6)	As Further Adjusted(8)
	(in thousands, except share data)

Cash and cash equivalents	$92,641	$78,203	$89,315

Long-term debt and capital leases:
Prior senior secured credit facility	—	—	—
ABL Loan Facility(1)	—	—	—
9.00% Convertible Senior Notes due 2012, net of debt discount of $9,480 actual and $8,197, as adjusted(2)	152,022	131,305	—
10.25% Senior Notes due 2014	175,000	—	—
4.00% Convertible Senior Notes due 2017, net of debt discount of $33,564(3)	—	—	66,436
9.125% Senior Secured Second-Priority Notes due 2018, net of debt discount of $1,404(4)	—	198,596	198,596
Equipment Notes	54,417	54,417	54,417
Capital Leases and other	2,870	2,870	2,870

Total long-term debt and capital leases	$384,309	$387,188	$322,319

	December 31, 2009
	Actual	As Adjusted(6)	As Further Adjusted(8)
	(in thousands, except share data)
Stockholders’ equity:
Preferred stock, par value $0.01 per share, 200,000,000 shares authorized, none issued	$—	$—	$—
Common stock, par value $0.01 per share; 2,000,000,000 shares authorized, 172,820,047 and 172,812,726 shares issued and outstanding, respectively (actual); 179,018,715 and 179,011,394 shares issued and outstanding, respectively (as adjusted); 201,390,080 and 201,382,759 shares issued and outstanding, respectively (as further adjusted)(5)	1,728	1,790	2,014
Treasury stock	(14)	(14)	(14)
Additional paid-in-capital(6)	732,124	757,774	835,856
Accumulated other comprehensive income (loss)	1,048	1,048	1,048
Retained deficit	(125,713)	(142,026)	(143,255)

Total stockholders’ equity(7)	$609,173	$618,572	$695,649

Total long-term debt, capital leases and stockholders’ equity(7)	$993,482	$1,005,760	$1,017,968

(1)	The ABL Loan Facility is a $125.0 million facility (which, subject to certain conditions, at any time prior to maturity, may be increased to a maximum of $200.0 million), subject to a borrowing base limitation, with a four-year maturity. We have $73.6 million of letters of credit outstanding under our ABL Loan Facility.
(2)	Effective January 1, 2009, we adopted ASC Subtopic 470-20, Debt with Conversion and Other Options (ASC 470-20). Under ASC 470-20, our $161.5 million principal amount of Existing Convertible Notes outstanding as of December 31, 2009 are presented net of debt discount of $9.5 million, reducing the carrying amount to $152.0 million and our as adjusted $139.5 million principal amount of Existing Convertible Notes are presented net of debt discount of $8.2 million, reducing the carrying amount to $131.3 million in the table above.
(3)	Under ASC 470-20, we would have recorded debt discount of $33.6 million related to the Convertible Notes balance of $100.0 million as of December 31, 2009, reducing the carrying amount to $66.4 million in the table above.
(4)	Reflects the issuance of the notes offered hereby at 99.298%.
(5)	Does not include as of December 31, 2009: (i) 5,034,610 shares of Common Stock issuable upon the exercise of stock options outstanding with a weighted-average exercise price of $5.00; (ii) 1,148,479 shares of nonvested restricted stock; (iii) 230,265 restricted share units issued to directors to be converted to Common Stock upon separation of service; and (iv) shares of Common Stock that may be issued upon conversion of the Convertible Notes and Existing Convertible Notes.
(6)	“As Adjusted” column reflects an increase of $25.7 million related to the issuance of Common Stock in private exchanges for our Existing Convertible Notes in January 2010. “As Further Adjusted” column reflects additional increases of $93.5 million related to the issuance of Common Stock in the concurrent Common Stock offering and $20.0 million related to the issuance of the new Convertible Notes in the concurrent Convertible Notes offering, as well as a decrease of $35.4 million related to the repurchase of the Existing Convertible Notes.
(7)	Does not include noncontrolling interest.
(8)	Assumes that all of the Existing Senior Notes are tendered and purchased in the relevant Tender Offer at an aggregate purchase price of approximately $187.7 million, representing 107.25% of the aggregate principal amount thereof. Assumes the issuance of the Convertible Notes at par and that all of the Existing Convertible Notes are tendered and purchased in the relevant Tender Offer at an aggregate purchase price of approximately $168.8 million, representing 121% of the aggregate principal amount thereof.

DESCRIPTION OF NOTES

ICG will issue the notes under a base indenture among ICG, the Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, as supplemented by a supplemental indenture, each to be dated as of the Issue Date (collectively, the “indenture”). The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The following is a summary of the material provisions of the indenture, insofar as applicable to the notes. The information set forth below supplements (or, to the extent inconsistent, replaces) the information set forth in the accompanying prospectus under “Description of Debt Securities.”

We urge you to read the indenture because it, and not this description, will define your rights as holders of the notes. The form of the indenture has been filed as an exhibit to the registration statement of which the accompanying prospectus forms a part. You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture. In this description, the term “ICG” refers only to International Coal Group, Inc. and not to any of its Subsidiaries.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes:

•

will be secured obligations of ICG, ranking equally in right of payment with all existing and future unsubordinated obligations of ICG and secured by second-priority Liens on substantially all assets of ICG junior to first-priority Liens on such assets securing Indebtedness and other obligations under the Credit Agreement;

•	will be issued in an original aggregate principal amount of $200.0 million;

•	will mature on April 1, 2018; and

•	will bear interest commencing on the Issue Date at the rate set forth on the cover of this prospectus supplement.

The Note Guarantees

The notes will be guaranteed by all of ICG’s Wholly-Owned Domestic Subsidiaries.

Each Note Guarantee:

•

will be a secured obligation of the Guarantor, ranking equally in right of payment with all existing and future unsubordinated obligations of the Guarantor and secured by second-priority Liens on substantially all assets of the Guarantor junior to first-priority Liens on such assets securing Indebtedness and other obligations under the Credit Agreement; and

•	will be senior in right of payment to any future subordinated Indebtedness of that Guarantor.

As of the Issue Date, all of our Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to the restrictive covenants in the indenture. Our

Unrestricted Subsidiaries will not guarantee the notes, and if we designate any Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the indenture, the Note Guarantee of such Subsidiary will be released.

Principal, Maturity and Interest

ICG will issue $200.0 million in aggregate principal amount of notes in this offering. ICG may issue an unlimited amount of additional notes under the indenture from time to time after this offering. Any issuance of additional notes will be subject to all of the covenants in the indenture, including the covenant described below under the captions “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Certain Covenants—Liens.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. ICG will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will mature on April 1, 2018.

Interest on the notes accrues at the rate listed on the cover of this prospectus supplement and is payable semi-annually in arrears on April 1 and October 1, commencing October 1, 2010. ICG will make each interest payment to the holders of record on the immediately preceding May 15 or September 15.

Interest on the notes will accrue from the Issue Date or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. ICG may change the paying agent or registrar without prior notice to the holders of the notes, and ICG or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. ICG will not be required to transfer or exchange any note selected for redemption. Also, ICG will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Ranking

The notes will be senior secured obligations of ICG and rank:

•	senior in right of payment to all existing and future Indebtedness of ICG that is, by its terms, expressly subordinated in right of payment to the notes;

•	effectively senior to all unsecured Indebtedness of ICG to the extent of the value of the Collateral (as defined below);

•

equal in right of payment with all existing and future senior Indebtedness of ICG, including amounts outstanding under the Credit Agreement, our Existing Senior Notes and our Existing Convertible Notes;

•

effectively junior to any Indebtedness and other obligations of ICG that are either (i) secured by a Lien on the Collateral that is senior to the second-priority Liens securing the notes, including the first-priority Liens securing and Indebtedness and other obligations under the Credit Agreement and, potentially, certain Permitted Liens or (ii) secured by assets that are not part of the Collateral, in each case to the extent of the value of the assets securing such Indebtedness; and

•

structurally junior to all existing and future Indebtedness and other liabilities of any future Subsidiaries of ICG that are not Guarantors (other than Indebtedness and other liabilities owned to ICG or a Guarantor).

The Note Guarantees will be senior secured obligations of the Guarantors and will rank:

•	senior in right of payment to all existing and future Indebtedness of the Guarantors that is, by its terms, expressly subordinated in right of payment to the Note Guarantees;

•	effectively senior to all unsecured Indebtedness of the Guarantors to the extent of the value of the Collateral;

•

equal in right of payment with all existing and future senior Indebtedness of the Guarantors, including amounts outstanding under the ABL Loan Facility, our Existing Senior Notes (to the extent any such Guarantor guarantees our Existing Senior Notes) and our Existing Convertible Notes (to the extent any such Guarantor guarantees our Existing Convertible Notes);

•

effectively junior to any Indebtedness and other obligations of any Guarantor that are either (i) secured by a Lien on the Collateral that is senior to the second-priority Liens securing the Note Guarantees, including the first-priority Liens securing Indebtedness and other obligations of the guarantors under the ABL Loan Facility and, potentially, certain Permitted Liens, or (ii) secured by assets that are not part of the Collateral, in each case, to the extent of the value of the assets securing such Indebtedness.

As of December 31, 2009, on a pro forma basis to give effect to the Transactions, ICG and the Guarantors would have had approximately $255.7 million of secured Indebtedness outstanding and $68.8 million of other Indebtedness outstanding. In addition, we have approximately $73.6 million of letters of credit outstanding under our $125.0 million ABL Loan Facility.

Note Guarantees

The notes will be unconditionally guaranteed by each of ICG’s current Domestic Subsidiaries and each of its future Wholly-Owned Domestic Subsidiaries or other Domestic Subsidiary that guarantees Indebtedness of ICG, in each case that is not designated as an unrestricted subsidiary. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Related to the Notes and This Offering—The guarantees may not be enforceable because of fraudulent conveyance laws.”

No Guarantor may (i) consolidate or merge with or into another Person; or (ii) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person; in each case other than the ICG or another Guarantor, unless:

(1)	(a) the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made unconditionally assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the Security Agreements pursuant to a supplemental indenture (or other joinder agreement) in form and substance reasonably satisfactory to the trustee or (b) such transaction will result in a release of the Note Guarantee as described below; and

(2)	immediately after giving effect to such transaction, no Default or Event of Default exists.

The Note Guarantee of a Guarantor will be released:

(1)	in the event of any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Guarantor to a Person that is not (either before or after giving effect to such transaction) ICG or a Restricted Subsidiary of ICG, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2)	in the event of any sale or other disposition of all of the Capital Stock of any Guarantor to a Person that is not (either before or after giving effect to such transaction) ICG or a Restricted Subsidiary of ICG, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3)	if ICG designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4)	upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

Optional Redemption

At any time and from time to time prior to April 1, 2013, ICG may redeem up to 35% of the aggregate principal amount of notes issued under the indenture (including any additional notes issued after the Issue Date) at a redemption price of 109.125% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of notes issued under the indenture (excluding notes held by ICG and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 180 days of the date of the closing of such Public Equity Offering.

Except pursuant to the preceding paragraph or as otherwise set forth below, the notes will not be redeemable at ICG’s option prior to April 1, 2014. We are not, however, prohibited from acquiring the notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise, so long as the acquisition does not violate the terms of the indenture.

At any time and from time to time, on or after April 1, 2014, ICG may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2014	104.563%
2015	102.281%
2016 and thereafter	100.000%

Unless ICG defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

At any time and from time to time prior to April 1, 2014, ICG may also redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but not including, the date of redemption (the “Redemption Date”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Mandatory Redemption

ICG is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Security

General

Subject to the provisions below, the notes and the Note Guarantees will be secured by second-priority Liens (the “Second-Priority Liens”) granted by ICG, the existing Guarantors and any future Guarantor on substantially all assets of ICG and the Guarantors (whether now owned or hereafter arising or acquired) and subject to certain Permitted Liens described in the Security Agreements (collectively, the “Collateral”) including without limitation but, in each case, excluding Excluded Property:

•

a perfected second-priority pledge of (i) all the Equity Interests of each existing and subsequently acquired Subsidiary organized or formed under the laws of the United States or any state of the United States or the District of Columbia, (ii) up to 65% of the Equity Interests of each existing and subsequently acquired Subsidiary that is organized or formed under the laws of a jurisdiction other than the United States or any state of the United States or the District of Columbia and (iii) all the Equity Interests of any joint venture, in each case, which Equity Interests are held by ICG or any other Guarantor;

•

perfected second-priority security interests in, and mortgages on, substantially all tangible and intangible assets of ICG and each other Guarantor, including but not limited to accounts, inventory, equipment, investment property, intellectual property, intercompany Indebtedness, general intangibles, owned and leased real property, cash deposit and security accounts; and

•	proceeds of each of the foregoing.

Security interests in Collateral comprised of mortgages on certain of ICG’s and the Guarantors’ owned and leased real properties will not be required to be in place or perfected on the Issue Date. ICG and the Guarantors will be obligated to use their respective reasonable best efforts to create and perfect on the Issue Date such security interests in the Collateral for the benefit of the holders of the notes, but to the extent any such mortgage cannot be created or perfected by such date, ICG and the Guarantors will agree to use their respective reasonable best efforts to do or cause to be done all acts and things that may be required to have all security interests in the Collateral duly created and enforceable and perfected, to the extent required by the Security Agreements, promptly following the Issue Date, but in no event later than (x) in respect of 25% of the book value of all real property intended to be subject to such liens, within 10 days of the Issue Date and (y) in respect of all remaining real property, 60 days thereafter. Failure to create and perfect such security interests in the Collateral within such periods after the Issue Date shall constitute an Event of Default. See “Risk Factors—Risks Related to the Notes and this Offering—Security over certain Collateral, including real property, may not be in place prior to closing, may not be perfected prior to closing and may be invalidated following closing. No title insurance or surveys will be obtained.” For avoidance of doubt, references in this paragraph to Collateral do not include Excluded Property.

Under the terms of the Security Agreements, the Collateral Agent will not perfect the Liens on certain portions of the Collateral (including certain transferable chattel paper, deposit accounts, electronic chattel paper, transferable record, letter of credit rights commercial tort claims and motor vehicles, in each case, with values below specified amounts). However, if the value of such property exceeds certain amounts, ICG and/or the Guarantors will be required to take such actions as are necessary to perfect the Liens thereon.

If material property (other than Excluded Property) is acquired by ICG or a Guarantor that is not automatically subject to a perfected security interest under the Security Agreements or a Restricted Subsidiary becomes a Guarantor, then ICG or such Guarantor will, as soon as reasonably practicable after such property’s acquisition or it no longer being Excluded Property, provide security over such property (or, in the case of a new Guarantor, all of its assets except Excluded Property) in favor of the Collateral Agent (as defined below) on a second-priority Lien basis and deliver certain certificates and opinions in respect thereof as required by the indenture and the Security Agreements (subject to the caveats in the next preceding paragraph).

The obligations under our Credit Agreement and our obligations under Hedging Obligations, in each case, with a lender or an affiliate of a lender under the Credit Agreement, and the guarantees thereof by each of the Guarantors, will be secured by a First-Priority Lien on the Collateral. As set out in more detail below, upon an enforcement event or insolvency proceeding, proceeds from the Collateral will be applied first to satisfy such First-Priority Lien Obligations and then to satisfy obligations on the notes. In addition, the indenture will permit ICG and the Guarantors to create additional Liens under specified circumstances, including certain additional senior or parity Liens on the Collateral. See the definition of “Permitted Liens.”

The Collateral will be pledged to (1) the collateral agents under the Credit Agreement (collectively, together with any successor, the “Administrative Agent”), on a first-priority basis, for the benefit of the Secured Parties (as defined in the security documents relating to the Credit Agreement) and (2) The Bank of New York Mellon Trust Company, N.A., as collateral agent (together with any successor, the “Collateral Agent”), on a second-priority basis, for the benefit of the trustee and the holders of the notes. The Second-Priority Lien Obligations will constitute claims separate and apart from (and of a different class from) the First-Priority Lien Obligations, and the Second-Priority Liens will be junior to the First-Priority Liens.

Control Over Collateral and Enforcement of Liens

The Security Agreements provide, and the Intercreditor Agreement will provide, that, while any First-Priority Lien Obligations (or any commitments or letters of credit in respect thereof) are outstanding, the holders of the First-Priority Liens will control at all times all remedies and other actions related to the Collateral and the Second-Priority Liens will not entitle the Collateral Agent, the trustee or the holders of any notes to take any action whatsoever (other than limited actions to preserve and protect the Second-Priority Liens that do not impair the First-Priority Liens) with respect to the Collateral. As a result, while any First-Priority Lien Obligations (or any commitments or letters of credit in respect thereof) are outstanding, none of the Collateral Agent, the trustee or the holders of the notes will be able to force a sale of the Collateral or otherwise exercise remedies normally available to secured creditors without the concurrence of the holders of the First-Priority Liens or challenge any decisions in respect thereof by the holders of the First-Priority Liens.

If the Credit Agreement and the other First-Priority Lien Obligations are no longer outstanding or are no longer secured by Liens on the Collateral, then upon the occurrence and during the continuance of an Event of Default and subject to the Intercreditor Agreement, the Collateral Agent will have the right to exercise on behalf of the holders of the notes such remedies with respect to the Collateral as are available under the indenture, the Security Agreements and at law. Under the terms of the indenture and the Security Agreements but subject to the Intercreditor Agreement, the Collateral Agent will determine (at the direction of the holders of a majority in principal amount of the outstanding notes in establishing) the circumstances and manner in which to dispose of the Collateral, including, but not limited to, the determination of whether to foreclose on such Collateral following an Event of Default.

The right of the Collateral Agent to repossess and dispose of the Collateral upon the occurrence of an Event of Default under the indenture:

•	is subject to the provisions of the Intercreditor Agreement;

•	in the case of assets that are subject to Permitted Liens, is subject to the terms of any agreements governing those Permitted Liens;

•

with respect to any Collateral, is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against ICG or any of the Guarantors prior to the Collateral Agent having repossessed and disposed of the Collateral; and

•	in the case of real property Collateral and Collateral located outside of the United States, could also be significantly impaired by restrictions under applicable law.

Proceeds realized by the Administrative Agent or the Collateral Agent from the Collateral will be applied:

•	first, to amounts owing to the holders of the First-Priority Liens in accordance with the terms of the First-Priority Lien Obligations until they are paid in full;

•	second, to amounts owing to the Collateral Agent in its capacity as such in accordance with the terms of the Security Agreements;

•

third, to amounts owing to the trustee in its capacity as such in accordance with the terms of the indenture and the representatives of any other holders of Indebtedness, in their capacity as such, secured on a second-priority basis;

•

fourth, ratably to amounts owing to the holders of the notes (in accordance with the terms of the indenture) and holders of any other obligations secured by Second-Priority Liens on the Collateral; and

•	fifth, to ICG and/or other persons entitled thereto.

The Collateral has not been appraised in connection with the offering of the notes and the fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of the coal industry, our ability to implement our business strategy, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. Likewise, there can be no assurance that the Collateral will be saleable, or, if saleable, that there will not be substantial delays in its liquidation. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay our obligations under the notes. In addition, the fact that the lenders under the Credit Agreement will receive proceeds from enforcement of the Collateral before holders of the notes, and that other Persons may have first-priority Liens in respect of assets subject to Permitted Liens, could have a material adverse effect on the amount that would be realized upon a liquidation of the Collateral. Accordingly, there can be no assurance that proceeds of any sale of the Collateral pursuant to the indenture and the Security Agreements following an Event of Default would be sufficient to satisfy, or would not be substantially less than, amounts due under the notes.

If the proceeds of any of the Collateral were not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the Collateral) would have only an unsecured claim against the remaining assets of ICG and the Guarantors.

In addition, any of ICG’s or a Guarantor’s leased real property, to the extent that (a) a lease governing any such real property is not assignable or capable of being encumbered as a matter of law or under the terms of such lease (but solely to the extent that any such restriction shall be enforceable under applicable law) without the consent of the lessor thereof or other applicable party thereto and (b) such consent has not been obtained, will not constitute Collateral hereunder, and ICG and the Guarantors will have no obligation to seek such consent.

Release of Liens

The Security Agreements and the indenture provide that the Second-Priority Liens securing the Note Guarantee of any Guarantor will be automatically released when such Guarantor’s Note Guarantee is released in accordance with the terms of the indenture. In addition, the Second-Priority Liens securing the notes will be automatically released:

(a) upon discharge or defeasance of the notes as set forth below under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge,” respectively;

(b) upon payment in full of principal of, and interest and all other Obligations on, the notes issued under the indenture;

(c) with the consent of the requisite holders of the notes in accordance with the provisions under “—Amendment, Supplement and Waiver,” including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, notes;

(d) in connection with any disposition of Collateral to any Person other than ICG or any of the Restricted Subsidiaries (but excluding any transaction subject to “—Certain Covenants—Merger, Consolidation or Sale of Assets” where the recipient is required to become the obligor on the notes or a Guarantor) that is permitted by the indenture (with respect to the Lien on such Collateral);

(e) in connection with a disposition pursuant to (A) any action by the First-Priority Secured Parties (as defined below) or the First Lien Agent (as defined below) on behalf of the First-Priority Secured Parties to (i) foreclose on the Collateral, (ii) sell or otherwise realize upon the Collateral, (iii) take possession of, or exercise any right of setoff with respect to, the Collateral (iv) exercise any other rights or remedies with respect to the Collateral and/or (v) commence any legal or other actions to facilitate the foregoing or (B) any disposition by ICG or any Guarantor following an Event of Default under the First-Priority Lien Obligations with consent or at the direction of the First Lien Agent (in each case, with respect to the Lien on such Collateral); and

(f) in connection with a disposition of Collateral after the occurrence and during the continuance of an insolvency, liquidation or similar proceeding by or against ICG or any Guarantor, the entry of an order of the bankruptcy court pursuant to Section 363 of the Bankruptcy Code authorizing the sale of all or any portion of the Collateral (with respect to the Lien on such Collateral), in each case, with the consent of, or at the direction of, the First Lien Agent.

In the case of clauses (e) and (f) above, such release shall occur only if the proceeds are used to permanently repay First-Priority Lien Obligations.

To the extent applicable, ICG will comply with Section 313(b) of the TIA, relating to reports, and Section 314(d) of the TIA, relating to the release of property and to the substitution therefor of any property to be pledged as collateral for the notes. Any certificate or opinion required by Section 314(d) of the TIA may be made by an officer of ICG except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert, who shall be reasonably satisfactory to the trustee. Notwithstanding anything to the contrary herein, ICG and the Guarantors will not be required to comply with all or any portion of Section 314(d) of the TIA if they determine, in good faith based on advice of outside counsel, that under the terms of that section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the TIA is inapplicable to the released Collateral. Without limiting the generality of the foregoing, certain no-action letters issued by the SEC have permitted an indenture qualified under the TIA to contain provisions permitting the release of collateral from Liens under such indenture in the ordinary course of ICG’s business without requiring ICG to provide certificates and other documents under Section 314(d) of the TIA. In addition, under interpretations provided by the SEC, to the extent that a release of a Lien is made without the need for consent by the note holders or the trustee, the provisions of Section 314(d) may be inapplicable to the release.

Intercreditor Agreement

ICG, the Guarantors, the trustee in its capacity as Collateral Agent, UBS AG, Stamford Branch, in its capacity as Administrative Agent, and General Electric Capital Corporation, in its capacity as Administrative Agent and first lien agent (the “First Lien Agent”) will enter into the Intercreditor Agreement, which will establish the relative priorities of the security interest in the assets securing the notes and other second-priority lien obligations (such obligations, collectively, the “Second-Priority Lien Obligations”) and borrowings under the Credit Agreement and other First-Priority Lien Obligations. In addition to the provisions described above, the Intercreditor Agreement imposes certain other customary restrictions and agreements, including the restrictions and agreements described below.

•

The Collateral Agent, the trustee and the holders of the notes and any other Second-Priority Lien Obligations agree that the First Lien Agent and the lenders under the Credit Agreement will have no duties to them in respect of the maintenance or preservation of the Collateral (other than, in the case of the First Lien Agent, a duty to hold certain possessory collateral solely for purposes of perfecting the

Second-Priority Liens thereon for the benefit of the Collateral Agent, the trustee, the holders of the notes and the holders of any other Second-Priority Lien Obligations (each, a “Second-Priority Secured Party” and collectively, the “Second-Priority Secured Parties”)).

•

The Collateral Agent, for itself and the other Second-Priority Secured Parties, agrees that the holders of the First-Priority Lien Obligations (each, a “First-Priority Secured Party” and collectively, the “First-Priority Secured Parties”) shall have the exclusive right to manage, perform and enforce the terms of the any security document securing such obligations (the “First-Priority Lien Documents”) with respect to the Collateral, to exercise and enforce all privileges and rights thereunder according to their sole discretion and the exercise of their sole business judgment, including the exclusive right to take or retake control or possession of the Collateral and to hold, prepare for sale, process, dispose of, or liquidate the Collateral and to incur expenses in connection with such disposition and to exercise all the rights and remedies of a secured lender under the Uniform Commercial Code of any applicable jurisdiction; provided that upon the expiration of a 180 day standstill period beginning on the earlier of (x) the date on which First Lien Agent has received notice from the Collateral Agent of a default in respect of the Second-Priority Lien Obligations and (y) the date on which the First-Priority Lien Obligations have been paid in full, the Second-Priority Secured Parties may take any enforcement action in respect of the Collateral (provided that in the event that as of any day during such 180 days, no default in respect of the Second-Priority Lien Obligations is continuing, then the standstill period shall be deemed not to have commenced). However, the Collateral Agent, for itself and the other Second-Priority Secured Parties, agrees that in no event shall any Second-Priority Secured Party exercise or continue to exercise any such rights or remedies, or commence or petition for any such action or proceeding if any of the First Lien Agent or either Administrative Agent shall have commenced the enforcement or exercise of any rights or remedies with respect to any of the Collateral or are diligently attempting in good faith to vacate any stay prohibiting an enforcement action with respect to all or any material portion of the Collateral.

•

So long as the First-Priority Lien Obligations are outstanding, ICG and the Guarantors will not be permitted to create any Lien on any of their assets securing any Second-Priority Lien Obligations if these same assets are not subject to, and do not become subject to, a Lien securing the First-Priority Lien Obligations. If any Second-Priority Secured Party acquires or holds any Lien on any assets of ICG or any Guarantor securing any Second-Priority Lien Obligations that are not also subject to Liens in respect of the First-Priority Lien Obligations, the Collateral Agent, on behalf of the Second-Priority Secured Parties, will agree that any amounts received by or distributed to any of them pursuant to or as a result of Liens granted in contravention of this bullet shall be subject to the terms of the Intercreditor Agreement.

•

The Second-Priority Secured Parties, to the fullest extent permitted by applicable law, waive as to each other secured creditor any requirement regarding, and agrees not to demand, request, plead or otherwise claim the benefit of, any marshalling, appraisement, valuation or other similar right that may otherwise be available under applicable law.

•

The Collateral Agent and the other Second-Priority Secured Parties generally agree that if they receive payments from the Collateral in contravention of the Intercreditor Agreement, they will turn such payments over to the First-Priority Secured Parties.

Notwithstanding the foregoing, the Second-Priority Secured Parties may (i) bid for or purchase Collateral at any private or judicial foreclosure upon such Collateral initiated by any secured creditor of ICG or any Guarantor; (ii) join (but not control) any foreclosure or other judicial lien enforcement proceeding with respect to the Collateral initiated by another secured creditor of ICG or any Guarantor for the sole purpose of protecting such Second-Priority Secured Party’s Lien on the Collateral, so long as it does not delay or interfere with the exercise by such other secured creditor of its rights under the Intercreditor Agreement, the First-Priority Lien Documents, any security document securing such the Second-Priority Lien Obligations or applicable law; (iii) take any action (not adverse to the Liens securing the First-Priority Lien Obligations, or the rights of the First

Lien Agent, the Administrative Agents or the First-Priority Secured Parties to exercise remedies in respect thereof) in order to preserve, perfect or protect its junior Lien on the Collateral; (iv) receive any remaining proceedings of Collateral after the First-Priority Lien Obligations have been paid in full; or (v) enforce rights and exercise remedies against ICG or any Guarantor as unsecured creditors.

If ICG or any Guarantor is subject to any insolvency, liquidation or similar proceeding, the Collateral Agent, for itself and the other Second-Priority Secured Parties, agree that:

•

if any of ICG or the Guarantors shall become subject to insolvency, liquidation or similar proceedings and ICG or such Guarantor as debtor(s)-in-possession shall move for either approval of debtor-in-possession financing to be provided by one or more of the First-Priority Secured Parties (or to be provided by any other person or group of persons with the consent of the First Lien Agent) under Section 364 of the Bankruptcy Code or the use of cash collateral with the consent of the First-Priority Secured Parties under Section 363 of the Bankruptcy Code, then the Second-Priority Secured Parties agree that so long as the aggregate principal amount of loans and letter of credit accommodations outstanding under any such debtor-in-possession financing, together with the outstanding principal amount of the pre-petition First-Priority Lien Obligations outstanding under the Credit Agreement, does not exceed the greater of (i) (A) $250.0 million minus (B) the sum of all permanent reductions of revolving loan commitments under the First-Priority Lien Documents after the Issue Date and (ii) the Borrowing Base:

•

adequate notice to Second-Priority Secured Parties for such debtor-in-possession financing or use of cash collateral shall be deemed to have been given to the Second-Priority Secured Parties if the Collateral Agent receives adequate notice in advance of the hearing to approve such debtor-in-possession financing or use of cash collateral;

•

such debtor-in-possession financing (and any First-Priority Lien Obligations which arose prior to the insolvency, liquidation or similar proceeding) may be secured by Liens on all or a part of the assets of ICG and the Guarantors, which shall be superior in priority to the Liens on the assets of the ICG and the Guarantors held by any other person;

•

subject to certain limited exceptions described below, the Second-Priority Secured Parties shall not request or accept adequate protection or any other relief in connection with the use of such cash collateral or such debtor-in-possession financing;

•

the Second-Priority Secured Parties shall subordinate their Liens (A) to the Liens securing such debtor-in-possession financing on the same terms (but on a basis junior to the Liens of the First-Priority Secured Parties) as the Liens of the First-Priority Secured Parties are subordinated thereto, (B) to any “replacement Liens” granted to the First-Priority Secured Parties as adequate protection of their interests in the Collateral and (C) to any “carve-out” agreed to by the First Lien Agent or the other First-Priority Secured Parties; and

•

subject to certain limited exceptions described below, the Second-Priority Secured Parties shall not contest or oppose in any manner any adequate protection provided to the First-Priority Secured Parties as adequate protection of their interests in the Collateral, any debtor-in-possession financing or any cash collateral use and shall be deemed to have waived any objections to such adequate protection, debtor-in-possession financing or cash collateral use, including, without limitation, any objection alleging ICG’s or any Guarantor’s failure to provide “adequate protection” of the interests of the Second-Priority Secured Parties in the Collateral;

•

subject to certain limited exceptions described below, the they may not seek adequate protection payments, including, without limitation, in the form of payments of post-petition interest on the Second-Priority Lien Obligations, in any insolvency, liquidation or similar proceeding, and the First-Priority Secured Parties may oppose any payments proposed to be made by ICG or any Guarantor to the Second-Priority Secured Parties;

•

subject to certain limited exceptions described below, in the event that any Second-Priority Secured Party actually receives any adequate protection payments that are not permitted under the Intercreditor Agreement in any insolvency, liquidation or similar proceeding, the same shall be segregated and held in trust and promptly paid over to the First Lien Agent, for the benefit of the First-Priority Secured Parties, in the same form as received, until all First-Priority Lien Obligations are paid in full before any of the same shall be made to one or more of the Second-Priority Secured Parties;

•

they will not object to or oppose a disposition of any Collateral securing the First-Priority Lien Obligations (or any portion thereof) free and clear of Liens or other claims under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code, if the First-Priority Secured Parties have consented to such or disposition of such assets, as long as all proceeds of such disposition received by the First-Priority Secured Parties on account of the First-Priority Lien Obligations will be applied to the First-Priority Lien Obligations to permanently reduce the maximum principal amount of First-Priority Lien Obligations; provided that the Second-Priority Secured Parties may raise any objections to any such disposition of such Collateral that could be raised by any unsecured creditor of ICG or any Guarantors, so long as such objections are not inconsistent with any other term or provision of the Intercreditor Agreement and are not based on the status of the Second-Priority Secured Parties as secured creditors;

•

they shall not to initiate or prosecute or join with any other person to initiate or prosecute any claim, action or other proceeding (i) challenging the enforceability of the First-Priority Secured Parties’ claims as fully secured claims with respect to all or part of the First-Priority Lien Obligations or for allowance of any First-Priority Lien Obligations (including those consisting of post-petition interest, fees or expenses) or opposing any action by the First Lien Agent or the First-Priority Secured Parties to enforce their rights or remedies arising under the First-Priority Lien Documents in a manner which is not prohibited by the terms of the Intercreditor Agreement, (ii) challenging the enforceability, validity, priority or perfected status of any Liens on assets securing the First-Priority Lien Obligations under the First-Priority Lien Documents, (iii) asserting any claims that ICG or any Guarantor may hold with respect to the First-Priority Secured Parties, (iv) seeking to lift the automatic stay to the extent that such action is opposed by the First Lien Agent or (v) opposing a motion by the First Lien Agent to lift the automatic stay;

•

they shall seek in any insolvency, liquidation or similar proceeding of ICG or any Guarantor to be treated as part of the same class of creditors as the First-Priority Secured Parties, and they shall not oppose any pleading or motion by the First-Priority Secured Parties for the First-Priority Secured Parties and the Second-Priority Secured Parties to be treated as separate classes of creditors; provided that if it is held that the secured claims of the First-Priority Secured Parties and the Second-Priority Secured Parties in respect of the Collateral constitute only one secured claim (rather than separate classes of senior and junior secured claims), then (x) the Second-Priority Secured Parties hereby acknowledge and agree that all distributions shall be made as if there were separate classes of senior and junior secured claims against ICG or any Guarantor in respect of the Collateral, with the effect being that, to the extent that the aggregate value of the Collateral exceeds the amount of the First-Priority Lien Obligations, the First-Priority Secured Parties shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing in respect of post-petition interest, and fees, costs and charges incurred subsequent to the commencement of the applicable insolvency, liquidation or similar proceeding before any distribution is made in respect of any of the claims held by the Second-Priority Secured Parties and (y) the Second-Priority Secured Parties agree to turn over to the First-Priority Secured Parties amounts otherwise received or receivable by them to the extent necessary to effectuate the intent of this bullet, even if such turnover has the effect of reducing the claim or recovery of the Second-Priority Secured Parties; and

•

in such insolvency, liquidation or similar proceeding, to the extent not prohibited by the Intercreditor Agreement, the First-Priority Secured Parties may take any action, file any pleading, appear in any proceeding and exercise rights and remedies whether as unsecured lenders or otherwise.

Notwithstanding the foregoing, in any insolvency, liquidation or similar proceeding, if the First-Priority Secured Parties are granted adequate protection in the form of senior adequate protection Liens, the Second-Priority Secured Parties may seek (and the First-Priority Secured Parties may not oppose) adequate protection of their interests in the Collateral in the form of (i) a replacement Lien on the additional collateral subject to the senior adequate protection Liens, which Liens, if granted, will be subordinate to all Liens securing the First-Priority Lien Obligations (including, without limitation, the senior adequate protection Liens and any “carve-out” agreed to by the First Lien Agent or the other First-Priority Secured Parties) and any Liens securing debtor-in-possession financing (whether or not constituting debtor-in-possession financing) on the same basis as the other Liens securing the Second-Priority Lien Obligations are subordinated under the Intercreditor Agreement (provided that any failure of the Second-Priority Secured Parties to obtain such junior adequate protection Liens shall not impair or otherwise affect the agreements, undertakings and consents of the Second-Priority Secured Parties set forth in the first bullet and the corresponding sub-bullets above) and (ii) superpriority claims under Section 507(b) of the Bankruptcy Code junior in all respects to the superpriority claims granted under Section 507(b) of the Bankruptcy Code to the First Lien Creditors on account of any of the First Lien Obligations or granted under Section 364(c)(1) of the Bankruptcy Code with respect to any debtor-in-possession financing (whether or not constituting debtor-in-possession financing) or use of cash collateral; provided that the inability of the Second-Priority Secured Parties to receive a Lien on actions under Chapter 5 of the Bankruptcy Code or proceeds thereof shall not affect the agreements and waivers set forth in this paragraph and the first bullet and the corresponding sub-bullets above; and provided, further, that the Collateral Agent shall have irrevocably agreed, pursuant to Section 1129(a)(9) of the Bankruptcy Code, on behalf of itself and the Second-Priority Secured Parties, in any stipulation and/or order granting such adequate protection, that any such junior superpriority claims may be paid under any plan of reorganization in any combination of cash, debt, equity or other property having a value on the effective date of such plan equal to the allowed amount of such junior superpriority claims. In addition, if the First-Priority Secured Parties are receiving payment of attorneys’ fees and expenses in such insolvency, liquidation or similar proceeding, the First-Priority Secured Parties shall not oppose any request by the Second-Priority Secured Parties for payment of reasonable attorneys fees and expenses as adequate protection or otherwise.

Pursuant to the terms of the Intercreditor Agreement, none of the Second-Priority Secured Parties shall oppose or seek to challenge any claim by any First-Priority Secured Party for allowance in any insolvency, liquidation or similar proceeding of First-Priority Secured Party claims consisting of post-petition interest except to the extent that the value of the Lien in favor of the Administrative Agent, for the benefit of the First-Priority Secured Party, without regard to the existence of the Lien of the Second-Priority Secured Parties, on the Collateral is not sufficient to support adequate protection in such form. In addition, none of the First-Priority Secured Parties shall oppose or seek to challenge any claim by any Second-Priority Secured Party for allowance in any insolvency, liquidation or similar proceeding of Second-Priority Secured Party claims consisting of post-petition interest except to the extent that the value of the Lien of the Second-Priority Secured Parties, on the Collateral (after taking into account the Liens in favor of the First-Priority Secured Parties) is not sufficient to support adequate protection in such form.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require ICG to repurchase all or any part (equal to $2,000 or in an integral multiple of $1,000 in excess of $2,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, ICG will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased to, but not including, the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, ICG will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the

Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. ICG will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, ICG will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, ICG will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an officer’s certificate stating the aggregate principal amount of notes or portions of notes being purchased by ICG.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 and in integral multiples of $1,000 in excess of $2,000. ICG will publicly announce the results of the Change of Control Offer on or as soon as reasonably practicable after the Change of Control Payment Date.

The provisions described above that require ICG to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that ICG repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

ICG will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by ICG and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of ICG and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require ICG to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of ICG and its Subsidiaries taken as a whole to another Person or group may be uncertain. In such a case, holders of the notes may not be able to resolve this uncertainty without resorting to legal action.

Asset Sales

ICG will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	ICG (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received in the Asset Sale by ICG or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Marketable Securities.

For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities of ICG or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets and as a result of which, ICG or such Restricted Subsidiary is released from further liability;

(b)	any securities, notes, other obligations or assets received by ICG or any such Restricted Subsidiary from such transferee that are converted by ICG or such Restricted Subsidiary into cash, Cash Equivalents or Marketable Securities within 180 days of the receipt thereof, to the extent of the cash, Cash Equivalents or Marketable Securities received in that conversion;

(c)	any Designated Non-cash Consideration received by ICG or any of its Restricted Subsidiaries in such Asset Sale; provided that the aggregate Fair Market Value of such Designated Non-cash Consideration, taken together with the Fair Market Value at the time of receipt of all other Designated Non-cash Consideration received pursuant to this clause (c) less the amount of Net Proceeds previously realized in cash from prior Designated Non-cash Consideration is less than the greater of (x) 2% of Total Tangible Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), and (y) $15.0 million; and

(d)	any Capital Stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, ICG (or the applicable Restricted Subsidiary, as the case may be) may:

(a)	apply such Net Proceeds, at its option:

(1)	to repay (x) First-Priority Lien Obligations of ICG or a Guarantor, (y) other pari passu Indebtedness secured by a Lien on the Collateral of the same or senior priority as the Liens securing the notes (provided that ICG shall also offer to equally and ratably reduce Indebtedness under the notes by making an offer (in accordance with the procedures set forth below for an Asset Sale) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest on the pro rata principal amount of notes), and/or (z) if the assets disposed of were not Collateral, any Indebtedness of a Restricted Subsidiary that is not a Guarantor, in each case, other than Indebtedness owed to ICG or an Affiliate of ICG (and in the case of Indebtedness under a revolving credit facility, permanently reduce the commitment thereunder by such amount);

(2)	to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business; provided that in the case of any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of ICG;

(3)	to make a capital expenditure; and/or

(4)	to acquire inventory consisting of raw coal and other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business;

provided that, in the case of clauses (2), (3) and (4), such assets shall be pledged as Collateral to the extent the assets disposed of were Collateral; and/or

(b)	enter into a binding commitment to apply the Net Proceeds pursuant to clause (a)(2), (3) or (4) above, provided that such binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment until the earlier of (x) the date on which such acquisition or expenditure is consummated, and (y) the 180th day following the expiration of the aforementioned 365-day period.

In addition to the foregoing, any acquisition of the type described in clause (a)(1), (2) or (4) and/or any capital expenditure, in each case made within 180 days prior to an Asset Sale, shall be deemed to satisfy this paragraph with respect to the application of the Net Proceeds from such Asset Sale.

Pending the final application of any Net Proceeds, ICG may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $50.0 million, within 15 Business Days thereof, ICG will make an Asset Sale Offer, to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets and secured by Liens on the Collateral sold of the same or senior priority as the Liens securing the notes, to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest to, but excluding, the date of purchase and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, ICG may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

ICG will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, ICG will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing ICG’s other Indebtedness, including the Credit Agreement, contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require ICG to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on ICG. In the event a Change of Control or Asset Sale occurs at a time when ICG is prohibited from purchasing notes, ICG could seek the consent of their senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If ICG does not obtain a consent or repay those borrowings, ICG will remain prohibited from purchasing notes. In that case, ICG’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness. Finally, ICG’s ability to pay cash to the holders of notes upon a repurchase may be limited by ICG’s then existing financial resources. See “Risk Factors—Risks Related to the Notes and this Offering—We may not be able to repurchase the notes upon a change of control or pursuant to an asset sale offer.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Suspension of Covenants When Notes Rated Investment Grade

If on any date following the Issue Date:

(1)	the notes are assigned an Investment Grade Rating from both of the Rating Agencies; and

(2)	no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day (a “Covenant Suspension Date”), the covenants specifically listed under the following captions in this prospectus will be suspended for so long as the notes continue to be assigned an Investment Grade Rating by both of the Rating Agencies:

(1)	“—Repurchase at the Option of Holders—Asset Sales”;

(2)	“—Restricted Payments”;

(3)	“—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(4)	“—Dividend and Other Payment Restrictions Affecting Subsidiaries”;

(5)	clause (4) of the covenant described below under the caption “—Merger, Consolidation or Sale of Assets”;

(6)	“—Transactions with Affiliates”;

(7)	“—Business Activities”; and

(8)	“—Designation of Restricted and Unrestricted Subsidiaries”;

(collectively, the “Suspended Covenants”). As of a Covenant Suspension Date, the amount of Excess Proceeds from Net Proceeds shall be reset at zero. In the event that ICG and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the notes below an Investment Grade Rating, then ICG and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events. The period of time between the Covenant Suspension Date and the Reversion Date is referred to herein as the “Suspension Period.” Notwithstanding that the Suspended Covenants may be reinstated, no Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or upon termination of the Suspension Period or after that time based solely on events that occurred during the Suspension Period). On the Reversion Date, all Indebtedness incurred, or Preferred Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (2) of the second paragraph of “—Incurrence of Indebtedness and Issuance of Disqualified Stock.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Restricted Payments” will be made as though the covenant described under “—Restricted Payments” had been in effect since the Issue Date and during the Suspension Period.

Restricted Payments

ICG will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of ICG’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving ICG or any of its Restricted Subsidiaries) or to the direct or indirect holders of ICG’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of ICG and other than dividends or distributions payable to ICG or a Restricted Subsidiary of ICG);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving ICG) any Equity Interests of ICG or any direct or indirect parent of ICG;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of ICG or any Guarantor (other than ICG’s 10.25% Senior Notes due July 15, 2014 and ICG’s 9.00% Convertible Senior Notes due 2012) that is unsecured or contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among ICG and any of its Restricted Subsidiaries), except a payment of interest at the Stated Maturity thereof or a payment of principal at or within one year of the Stated Maturity thereof; or

(4)	make any Restricted Investment;

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)	ICG would, after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by ICG and its Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (9), (10), (11), (13) and (14) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of ICG for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of ICG’s most recently ended fiscal quarter for which publicly filed financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)	100% of the aggregate net proceeds, including cash and the Fair Market Value of property other than cash, received by ICG since the Issue Date (x) as a contribution to its common equity capital or (y) from the issue or sale of Equity Interests of ICG (other than Disqualified Stock, Designated Preferred Stock and Excluded Contributions) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of ICG that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of ICG); plus

(c)	the return, after the Issue Date, on any other Restricted Investment made after the Issue Date pursuant to this clause (3) as a result of any sale for cash, Cash Equivalents or Marketable Securities, any repayment, redemption, liquidating distribution or any other realization for cash, Cash Equivalents or Marketable Securities, to the extent not otherwise included in the Consolidated Net Income of ICG for such period; plus

(d)	to the extent that any Unrestricted Subsidiary of ICG designated as such after the Issue Date is redesignated as a Restricted Subsidiary after the Issue Date or has been merged into, consolidated or amalgamated with or into, or transfers or conveys its assets to, ICG or a Restricted Subsidiary of ICG, 100% of the Fair Market Value of ICG’s Investment in such Subsidiary as of the date of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable); plus

(e)	100% of any dividends or distributions received by ICG or a Restricted Subsidiary of ICG after the Issue Date from an Unrestricted Subsidiary of ICG, to the extent that such dividends or distributions were not otherwise included in the Consolidated Net Income of ICG for such period.

The preceding provisions will not prohibit:

(1)	the payment of any dividend or distribution or the consummation of any redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend, distribution or redemption payment would have complied with the provisions of the indenture;

(2)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of ICG) of, Equity Interests of ICG (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to ICG; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of ICG or any Restricted Subsidiary that is unsecured or contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)	the declaration or payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of ICG to the holders of its Equity Interests on a pro rata basis;

(5)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of ICG or any Restricted Subsidiary of ICG held by any current or former officer, director or employee (and their respective permitted transferees under the applicable benefit plan, if any, under which such Equity Interests were issued) of ICG or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ or members’ agreement or similar agreement, plan or arrangement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years); provided further, that the amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds received by ICG or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of ICG to members of management, directors or consultants of ICG and its Restricted Subsidiaries that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition, or dividend or distribution will not increase the amount available for Restricted Payments under clause (3) of the immediately proceeding paragraph); plus

(b)	the cash proceeds of key man life insurance policies received by ICG (to the extent contributed to ICG) and its Restricted Subsidiaries after the Issue Date;

(6)	repurchases of Equity Interests deemed to occur upon (a) the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options; or (b) the withholding of a portion of the Equity Interests granted or awarded to an employee to pay for the taxes payable by such employee upon such grant or award;

(7)	the declaration and payment of regularly scheduled or accrued dividends or distributions to holders of any class or series of Disqualified Stock of ICG or any Restricted Subsidiary of ICG issued on or after the Issue Date in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8)	the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date and the declaration and payment of dividends to any direct or indirect parent company of ICG, the proceeds or which will be used to fund the payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent company of ICG issued after the Issue Date; provided, however, that (A) for the most recently ended four full fiscal quarters for which publicly filed financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, ICG could incur an additional $1.00 of Indebtedness pursuant to the Fixed Charge Coverage Ratio, and (B) the aggregate amount of dividends declared and paid pursuant to this clause (8) does not exceed the net cash proceeds actually received by ICG (including any such proceeds contributed to ICG by any direct or indirect parent company of ICG) from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date; provided further that at the time of, and after giving effect to, any Restricted Payment permitted under this clause (8), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(9)	Investments that are made with Excluded Contributions;

(10)	the satisfaction of change of control obligations once ICG has fulfilled its obligations under the indenture with respect to a Change of Control;

(11)	the repayment of intercompany debt that was permitted to be incurred under the indenture;

(12)	so long as no Default or Event of Default has occurred and is continuing, the payment of consulting, monitoring and advisory fees and related expenses, under the Advisory Services Agreement, or any amendment thereto, not to exceed $5.0 million in the aggregate for any fiscal year; provided, however, that, during the occurrence and continuation of a Default or an Event of Default, the amount of any payment that would have otherwise been permitted under this clause (12) will continue to accrue and the amount of any such accrual will be payable upon the cure or waiver of such Default or Event of Default;

(13)	cash payments in lieu of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable into capital stock of ICG; and

(14)	other Restricted Payments in an aggregate amount not to exceed $25.0 million since the Issue Date (net of, with respect to any Restricted Payment that constitutes a Restricted Investment in any particular Person, the return thereon received after the Issue Date as a result of any sale for cash or Cash Equivalents, repayment, redemption, liquidating distribution or other realization for cash or Cash Equivalents, not to exceed the amount of Restricted Investments made after the Issue Date in such Person in reliance on this clause).

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by ICG or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

Incurrence of Indebtedness and Issuance of Preferred Stock

ICG will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) or any Disqualified Stock, and ICG will not permit any of its Restricted Subsidiaries that are not Guarantors to issue any shares of Preferred Stock; provided, however, that ICG and the Guarantors may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock if the Fixed Charge Coverage Ratio for ICG’s most recently ended four full fiscal quarters for which publicly filed financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by ICG or any of its Restricted Subsidiaries of additional Indebtedness and letters of credit and bankers’ acceptances thereunder under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1)(with letters of credit being deemed to have a principal amount equal to the maximum potential liability of ICG and its Restricted Subsidiaries thereunder) not to exceed the greater of (x) $250.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by ICG or any of its Restricted Subsidiaries since the Issue Date to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” and (y) the Borrowing Base;

(2)	the incurrence by ICG and its Restricted Subsidiaries of Indebtedness to the extent outstanding on the Issue Date and any Indebtedness represented by the Convertible Notes and the related guarantees;

(3)	the incurrence by ICG and the Guarantors (including any future Guarantor) of Indebtedness represented by the notes and the related Note Guarantees to be issued on the Issue Date;

(4)	the incurrence by ICG or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings, industrial revenue bonds or purchase money obligations, synthetic lease obligations, or the Attributable Debt with respect to sale and leaseback transactions, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, development, construction, installation or improvement of property (real or personal and including Capital Stock), plant or equipment used in the business of ICG or any of its Restricted Subsidiaries (in each case, whether through the direct purchase of such assets or the Equity Interests of any Person owning such assets), in an aggregate principal amount, not to exceed at any time outstanding the greater of (x) $100.0 million and (y) 12.5% of Total Tangible Assets;

(5)	the incurrence by ICG or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (12) or (14) of this paragraph;

(6)	the incurrence by ICG or any of its Restricted Subsidiaries of intercompany Indebtedness between or among ICG and any of its Restricted Subsidiaries; provided, however, that:

(a)	if ICG or any Guarantor is the obligor on such Indebtedness and the payee is not ICG or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of ICG, or the Note Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than ICG or a Restricted Subsidiary of ICG, and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either ICG or a Restricted Subsidiary of ICG, will be deemed, in each case, to constitute an incurrence of such Indebtedness by ICG or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any of ICG’s Restricted Subsidiaries to ICG or to any of its Restricted Subsidiaries of shares of Preferred Stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such Preferred Stock being held by a Person other than ICG or a Restricted Subsidiary of ICG, and

(b)	any sale or other transfer of any such Preferred Stock to a Person that is not either ICG or a Restricted Subsidiary of ICG,

will be deemed, in each case at the time of such issuance, sale or transfer, to constitute an issuance of such Preferred Stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	the incurrence by ICG or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9)	the guarantee by ICG or any of the Restricted Subsidiaries of Indebtedness of ICG or a Restricted Subsidiary of ICG that was permitted to be incurred by another provision of this covenant (including the first paragraph hereof); provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10)	the incurrence by ICG or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, reclamation, statutory obligations, bankers’ acceptances, performance, surety or similar bonds and letters of credit or completion or performance guarantees (including without limitation, performance guarantees pursuant to coal supply agreements or equipment leases), or other similar obligations in the ordinary course of business;

(11)	the incurrence by ICG or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds;

(12)	Indebtedness or Disqualified Stock of Persons that are acquired by ICG or any of its Restricted Subsidiaries or merged into a Restricted Subsidiary in accordance with the terms of the indenture; provided, however, that such Indebtedness or Disqualified Stock is not incurred in contemplation of such acquisition or merger or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided further, however, that, for any such indebtedness outstanding under this clause (12), after giving effect to such acquisition and the incurrence of such Indebtedness, ICG would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant;

(13)	the incurrence of Indebtedness arising from agreements of ICG or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn outs, or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or a Subsidiary in accordance with the terms of the indenture, other than Guarantees of Indebtedness incurred or assumed by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; and

(14)

the incurrence by ICG or any of its Restricted Subsidiaries of additional Indebtedness, the issuance of Disqualified Stock by ICG or any of such Restricted Subsidiaries or the issuance of Preferred Stock by any of Restricted Subsidiaries of ICG that are not Guarantors in an aggregate principal amount (or accreted value, as applicable) or having an aggregate liquidation preference at any time outstanding not to exceed $50.0 million (it being understood that any Indebtedness or Disqualified Stock incurred or issued pursuant to this clause (14) shall cease to be deemed incurred or outstanding for purposes of this covenant from and after the date on which ICG or the Restricted Subsidiary, as the case may be, could have incurred such Indebtedness or issued such Disqualified Stock, as the case may be, under the first paragraph of this covenant without reliance upon this clause (14)).

ICG will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of ICG or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of ICG solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, ICG will be permitted to divide and classify such item of Indebtedness on the date of its incurrence and may later divide and reclassify such item of Indebtedness in any manner that complies with this covenant; provided that Indebtedness under the Credit Agreement outstanding on the Issue Date shall at all times be deemed to be incurred under clause (1) above. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion, amortization, payment or reclassification is included in Fixed Charges of ICG as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that ICG or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person.

Liens

ICG will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired.

Dividend and Other Payment Restrictions Affecting Subsidiaries

ICG will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(a)	pay dividends or make any other distributions on its Capital Stock to ICG or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to ICG or any of its Restricted Subsidiaries;

(b)	make loans or advances to ICG or any of its Restricted Subsidiaries; or

(c)	sell, lease or transfer any of its properties or assets to ICG or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Indebtedness outstanding on the Issue Date, the Credit Agreement and Credit Facilities as in effect on the Issue Date and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that such amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such encumbrances or restrictions than those contained in those agreements on the Issue Date;

(2)	the indenture, the notes and the Note Guarantees;

(3)	applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by ICG or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)	non-assignment provisions or subletting restrictions in contracts, leases and licenses entered into in the ordinary course of business;

(6)	purchase money obligations for property (including Capital Stock) acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (c) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of the Capital Stock or assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending closing of such sale or other disposition;

(8)	Permitted Refinancing Indebtedness; provided that the encumbrances or restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(10)	provisions limiting the disposition (including by sale, lease or other transfer) or distribution of assets or property or transfer of Capital Stock in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements, limited liability company organizational documents, and other similar agreements entered into with the approval of ICG’s Board of Directors, which limitation is applicable only to the assets, property or Capital Stock that are the subject of such agreements;

(11)	restrictions on cash, Cash Equivalents, Marketable Securities or other deposits or net worth imposed by customers or lessors under contracts or leases entered into in the ordinary course of business;

(12)	other Indebtedness of Restricted Subsidiaries that are Guarantors that is incurred subsequent to the Issue Date pursuant to the first paragraph of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(13)	encumbrances or restrictions on property that exist at the time the property was acquired by ICG or a Restricted Subsidiary;

(14)	contractual encumbrances or restrictions in effect on the Issue Date, and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such encumbrances or restrictions than those contained in those agreements on the Issue Date; or

(15)	any encumbrances or restrictions imposed by any amendments or refinancings of the contracts, instruments or obligations referred to above in clauses (1) through (14); provided that such amendments or refinancings are not materially more restrictive, taken as a whole, than such encumbrances or restrictions prior to such amendment or refinancing.

Merger, Consolidation or Sale of Assets

The following provisions will apply to the notes in lieu of the provisions described in the accompanying prospectus under “Description of Debt Securities—Merger, Consolidation or Sale of Assets.”

ICG will not, directly or indirectly: (1) consolidate or merge with or into another Person; or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of ICG and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) ICG is the surviving entity; or (b) the Person formed by or surviving any such consolidation or merger (if other than ICG) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than ICG) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of ICG under the notes, the indenture and the Security Agreements pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	ICG or the Person formed by or surviving any such consolidation or merger (if other than ICG), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, (a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) the Fixed Charge Coverage Ratio for the successor entity and its Restricted Subsidiaries would not be less than such ratio for ICG and its Restricted Subsidiaries immediately prior to such transaction.

In addition, ICG will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

Clauses (3) and (4) of this “—Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1)	a merger of ICG with an Affiliate solely for the purpose of reincorporating ICG in another jurisdiction; or

(2)	any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among ICG and the Guarantors.

Transactions with Affiliates

ICG will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate of ICG (each, an “Affiliate Transaction”), unless:

(1)	the Affiliate Transaction is on terms that are not materially less favorable to ICG or the relevant Restricted Subsidiary than those that would have reasonably been expected to have been obtained in a comparable transaction by ICG or such Restricted Subsidiary with an unrelated Person; and

(2)	with respect to any Affiliate Transaction or series of related Affiliate Transactions (a) involving aggregate consideration in excess of $10.0 million, the Board of Directors approves by way of resolution set forth in an officer’s certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of ICG; and (b) involving aggregate consideration in excess of $50.0 million, ICG obtains an opinion as to the fairness to ICG or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by ICG or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2)	transactions (including a merger) between or among ICG and/or any of its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of ICG) that is an Affiliate of ICG solely because ICG owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	payment of reasonable fees to, and indemnity provided on behalf of, officers, directors, employees or consultants of ICG or any of its Restricted Subsidiaries;

(5)	any issuance of Equity Interests (other than Disqualified Stock) of ICG to Affiliates of ICG or to any director, officer, employee or consultant of ICG, and the granting and performance of registration rights;

(6)	Restricted Payments and Investments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments”;

(7)	so long as no Default or Event of Default has occurred and is continuing, the payment of consulting, monitoring and advisory fees and related expenses under the Advisory Services Agreement or any amendment thereto not to exceed $5.0 million in the aggregate for any fiscal year; provided, however, that, during the occurrence and continuation of a Default or an Event of Default, the amount of any payments that would have otherwise been permitted under this clause (7) will continue to accrue and the amount of any such accrual will be payable upon the cure or waiver of such Default or Event of Default;

(8)	loans or advances to employees or consultants in the ordinary course of business not to exceed $2.0 million in the aggregate at any one time outstanding;

(9)	any transaction in which ICG or any of its Restricted Subsidiaries, as the case may be, delivers to the trustee a letter from an accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to ICG or such Restricted Subsidiary from a financial point of view or that such transaction meets the requirements of clause (1) of the preceding paragraph;

(10)	the existence of, or the performance by ICG or any of its Restricted Subsidiaries of its obligations under the terms of, any acquisition agreements or members’ or stockholders agreement or related documents to which it is a party as of the Issue Date and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by ICG or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (10) to the extent that the terms of any such existing agreement, together with all amendments thereto, taken as a whole, or such new agreement are not otherwise more disadvantageous to the holders of the notes in any material respect than the original agreement as in effect on the Issue Date;

(11)	transactions with Unrestricted Subsidiaries, customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, or lessors or lessees of property, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture which are, in the aggregate (taking into account all the costs and benefits associate with such transactions), materially no less favorable to ICG or its Restricted Subsidiaries than those that would reasonably be expected to have been obtained in a comparable transaction by ICG or such Restricted Subsidiary with an unrelated Person, in the reasonable determination of the Board of Directors of ICG or senior management thereof, or are on terms at least as favorable as would reasonably be expected to have been obtained at such time from an unaffiliated party;

(12)	(x) guarantees of performance by ICG and its Restricted Subsidiaries of Unrestricted Subsidiaries in the ordinary course of business, except for Guarantees of Indebtedness in respect of borrowed money, and (y) pledges of Equity Interests of Unrestricted Subsidiaries for the benefit of lenders of Unrestricted Subsidiaries; and

(13)	if such Affiliate Transaction is with a Person in its capacity as a holder of Indebtedness or Capital Stock of ICG or any Restricted Subsidiary where such Person is treated no more favorably than the other holders of such Indebtedness or Capital Stock of ICG or any Restricted Subsidiary.

Business Activities

ICG will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to ICG and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If ICG or any of its Restricted Subsidiaries acquires or creates another Wholly-Owned Domestic Subsidiary after the Issue Date or a Domestic Subsidiary guarantees any other Indebtedness of ICG, then that newly acquired or created Wholly-Owned Domestic Subsidiary, or the Domestic Subsidiary guaranteeing such other Indebtedness, will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 20 business days of the date on which it was acquired or created and pledge its assets to the extent constituting Collateral.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of ICG may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by ICG and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by ICG. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of ICG may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of ICG as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officer’s certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of ICG as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” ICG will be in default of such covenant. The Board of Directors of ICG may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of ICG; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of ICG of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

ICG will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

The following provisions will apply to the notes in lieu of the covenant described in the accompanying prospectus under “Description of Debt Securities—Reporting.”

Whether or not required by the rules and regulations of the SEC, so long as any of the notes are outstanding, ICG shall file with the SEC within the time periods specified in the rules and regulations applicable to such reports (after giving effect to any grace period provided by Rule 12b-25 under the Exchange Act), to the extent such submissions are accepted for filing by the SEC:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-K and 10-Q if ICG were required to file such forms; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if ICG were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on ICG’s consolidated financial statements by ICG’s independent accountants.

If such filings with the SEC are not then permitted or accepted by the SEC, or such filings are not generally available on the Internet free of charge, ICG will, without charge to the holders, within 15 days of each required filing date, file with the trustee copies of the annual reports, quarterly reports and other periodic reports that ICG would be required to file with the SEC if ICG were subject to Section 13(a) or 15(d).

If, at any time after the issuance of the notes, ICG is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, ICG will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. ICG will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept ICG’s filings for any reason, ICG will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if ICG was required to file those reports with the SEC.

Events of Default and Remedies

The following provisions will apply to the notes in lieu of the provisions described in the accompanying prospectus under “Description of Debt Securities—Events of Default.”

Each of the following is an “Event of Default”:

(1)	default for 30 days in the payment when due of interest with respect to the notes;

(2)	default in the payment when due (at Maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3)	failure by ICG or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control” or “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4)	failure by ICG or any of its Restricted Subsidiaries to comply with any of the other agreements in the indenture after the trustee notifies ICG, or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class notify ICG and the trustee, of such default, and ICG does not cure such default or such default is not waived within 60 days after the receipt of such notice;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by ICG or any of its Significant Subsidiaries or group of Restricted Subsidiaries that taken as a whole would constitute a Significant Subsidiary (or the payment of which is guaranteed by ICG or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the Issue Date (but excluding Indebtedness owing to ICG or a Restricted Subsidiary), if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness following the Stated Maturity of such Indebtedness (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more;

(6)

failure by ICG or any of its Significant Subsidiaries, or group of Restricted Subsidiaries that taken as a whole would constitute a Significant Subsidiary, to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $50.0 million (net of any amounts which are covered by insurance or bonded), which judgments are not paid, waived, satisfied, discharged or stayed for a period of 60 days;

(7)	except as permitted by the indenture, any Note Guarantee of any Significant Subsidiary is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the indenture), or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee and such Default continues for 10 days;

(8)	certain events of bankruptcy or insolvency described in the indenture with respect to ICG or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; and

(9)	(a) the Liens created by the Security Agreements shall at any time not constitute a valid and perfected Lien on any material portion of the Collateral intended to be covered thereby (to the extent perfection by filing, registration, recordation or possession is required by the indenture or the Security Agreements) other than (i) in accordance with the terms of the relevant Security Agreement and the indenture or (ii) upon the satisfaction in full of all Obligations under the indenture or the release or amendment of any such Lien in accordance with the terms of the indenture or the Security Agreements, (b) any of the Security Agreements shall for whatever reason be terminated or cease to be in full force and effect, except for expiration in accordance with its terms or amendment, modification, waiver, termination or release in accordance with the terms of the indenture and the relevant Security Agreement, if in the case of either clause (a) or clause (b), such default continues for 30 days after notice, or (c) the enforceability of the Security Agreements shall be contested by ICG or any Guarantor.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to ICG, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee written notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding notes have made a written request that the trustee to pursue the remedy;

(3)	such holders have offered and, if requested, provided the trustee security or indemnity reasonably satisfactory to the trustee against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the notes.

ICG is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any continuing Default or Event of Default that has not been cured, ICG is required to deliver promptly to the trustee a statement specifying such Default or Event of Default.

No Personal Liability

No past, present or future director, manager, officer, employee, incorporator, stockholder or member of ICG or any Subsidiary, as such, will have any liability for any obligations of ICG or the Guarantors under the notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Unclaimed Money

If money deposited with the trustee or paying agent for the payment of principal of, or accrued and unpaid interest on, the notes remains unclaimed for two years, the trustee and paying agent will pay the money back to us upon our written request. However, the trustee and paying agent have the right to withhold paying the money back to us until they publish (in no event later than five days after we request repayment) in a newspaper of general circulation in the City of New York, or mail to each registered holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or mailing. After the trustee or paying agent pays the money back to us, holders of notes entitled to the money must look to us for payment as general creditors, subject to applicable law, and all liability of the trustee and the paying agent with respect to the money will cease.

Legal Defeasance and Covenant Defeasance

The following provisions will apply to the notes in lieu of the provisions described in the accompanying prospectus under “Description of Debt Securities— Legal Defeasance and Covenant Defeasance.”

ICG may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officer’s certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium, if any, on, such notes when such payments are due from the trust referred to below;

(2)	ICG’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and ICG’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

In addition, ICG may, at its option and at any time, elect to have the obligations of ICG and the Guarantors released with respect to certain covenants (including the obligation to make Change of Control Offers and Asset Sale Offers, its obligations under the covenants described in “—Certain Covenants,” and the cross-acceleration provision and judgment default provisions described under “—Events of Default and Remedies”) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	ICG must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, noncallable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and ICG must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, ICG must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee (subject to customary exceptions and exclusions) confirming that (a) ICG has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, ICG must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee (subject to customary exceptions and exclusions) confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which ICG or any of its Subsidiaries is a party or by which ICG or any of its Subsidiaries is bound;

(6)	ICG must deliver to the trustee an officer’s certificate stating that the deposit was not made by ICG with the intent of preferring the holders of notes over the other creditors of ICG with the intent of defeating, hindering, delaying or defrauding any creditors of ICG or others; and

(7)	ICG must deliver to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

ICG and the trustee may amend or supplement the indenture, the notes or the Security Agreements without notice to or the consent of any noteholder to make the changes described in the first set of bullet points in the accompanying prospectus under the heading “Description of Debt Securities—Modification of the Indenture.” In addition, the parties to the Security Agreements and the trustee will be authorized to amend the Security Agreements in order to comply with the provisions thereof and to add additional secured parties to the extent Liens securing Obligations held by such parties are permitted under the indenture and that after so securing any such additional secured parties, the amount of First-Priority Lien Obligations and Second-Priority Lien Obligations does not exceed the maximum amount set forth under the definition of “Permitted Liens” under “—Certain Definitions.”

Notwithstanding the provisions above, without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder) (1) make any of the changes listed in the second set of bullet points in the accompanying prospectus under the heading “Description of Debt Securities—Modification of the Indenture,” (2) after the time an Offer to Purchase is required to have been made, reduce the purchase amount or purchase price, or extend the latest expiration date or purchase date thereunder or (3) release all or substantially all of the Collateral.

The consent of the noteholders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated and, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by ICG and thereafter repaid to ICG, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year, (iii) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in ICG’s name, and at ICG’s expense, or (iv) are deemed paid and discharged pursuant to the indenture, and ICG or any Guarantor, in the case of clause (i), (ii) or (iii) above, has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders of notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on all notes not delivered to the trustee for cancellation, including all principal, premium, if any, and interest (in the case of notes that have become due and payable on or prior to the date of such deposit) or to the Stated Maturity or redemption date, as the case may be;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which ICG or any Guarantor is a party or by which ICG or any Guarantor are bound;

(3)	ICG or any Guarantor have paid or caused to be paid all other sums payable by them under the indenture; and

(4)	ICG has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, ICG must deliver an officer’s certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of ICG or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must (i) eliminate such conflict within 90 days, (ii) apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or (iii) resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture and the supplemental indenture for the notes for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided. Where a definition below differs from the same definition in the accompanying prospectus under “Description of Debt Securities—Certain Definitions,” the definition below will apply to the notes in lieu thereof.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Advisory Services Agreement” means that certain Advisory Services Agreement, dated as of October 1, 2004, between ICG and WL Ross & Co. LLC.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1)	1.0% of the principal amount of the note; or

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the note at April 1, 2014, (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”), plus (ii) all required interest payments due on the note through April 1, 2014, (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the note.

“Asset Acquisition” means:

(1)	an Investment by ICG or any Restricted Subsidiary of ICG in any other Person pursuant to which such Person shall become a Restricted Subsidiary of ICG or any Restricted Subsidiary of ICG, or shall be merged with or into or consolidated with ICG or any Restricted Subsidiary of ICG; or

(2)	the acquisition by ICG or any Restricted Subsidiary of ICG of the assets of any Person (other than a Restricted Subsidiary of ICG) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of ICG and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions described above under the caption “—Repurchase at the Option of Holders—Asset Sales”; and

(2)	the issuance or sale of Equity Interests in any of ICG’s Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets or Equity Interests of any Restricted Subsidiary having a Fair Market Value of less than $10.0 million;

(2)	a transfer of assets between or among ICG and any of its Restricted Subsidiaries (provided that if such disposition is from ICG or a Guarantor to a Restricted Subsidiary that is not a Guarantor, such disposition is being made in the ordinary course of business of ICG and its Restricted Subsidiaries);

(3)	an issuance or sale of Equity Interests by a Restricted Subsidiary of ICG to ICG or to another Restricted Subsidiary of ICG (provided that if such disposition is from ICG or a Guarantor to a Restricted Subsidiary that is not a Guarantor, such disposition is being made in the ordinary course of business of ICG and its Restricted Subsidiaries);

(4)	the sale or lease of inventory, products or services in the ordinary course of business;

(5)	the sale, discounting, compromise or settlement of accounts receivable in the ordinary course of business or in a bankruptcy or similar proceeding;

(6)	any sale or other disposition of damaged, worn-out, obsolete or no longer useful assets or properties (including, without limitation, equipment and property sold in connection with the closure or abandonment of a mine) in the ordinary course of business;

(7)	any sale of assets received by ICG or any of its Restricted Subsidiaries upon the foreclosures on a Lien;

(8)	the sale or other disposition of cash, Cash Equivalents or Marketable Securities;

(9)	a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(10)	any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(11)	the granting of Liens not otherwise prohibited by the indenture; and

(12)	the surrender, or waiver of contract rights or settlement, release or surrender of contract, tort or other claims.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the board of directors or other governing body of the general partner of the partnership;

(3)	with respect to a limited liability company, the board of directors or other governing body, and in the absence of same, the manager or board of managers or the managing member or members or any controlling committee thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, with respect to ICG and its Restricted Subsidiaries, the sum of (x) 70% of the book value of inventory plus (y) 85% of the book value of accounts receivables, in each case as reflected in the most recent quarterly consolidated financial statements delivered pursuant to “—Reports” above in this prospectus supplement (as determined on a pro forma basis after giving effect to any Asset Sale or acquisition of any business or assets outside the ordinary course of business or the designation of a Restricted Subsidiary as an Unrestricted Subsidiary occurring after the date of such quarterly consolidated financial statements).

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity that is not a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)	repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within one year after the date of acquisition;

(6)	securities issued or fully guaranteed by any state or commonwealth of the United States, or by any political subdivision or taxing authority thereof having one of the two highest ratings obtainable from Moody’s or S&P, and, in each case, maturing within one year after the date of acquisition;

(7)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition; and

(8)	Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A-2” from Moodys.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of ICG and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act);

(2)	the adoption of a plan relating to the liquidation or dissolution of ICG; or

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of ICG, measured by voting power rather than number of shares.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income, profits or capital (including without limitation state, franchise and similar taxes) of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4)	to the extent deducted in calculating Consolidated Net Income, non-recurring expenses or charges of such Person and its Restricted Subsidiaries; any determination of whether an expense or charge is non-recurring shall be made by ICG’s chief financial officer (or person acting in a similar capacity) pursuant to such officer’s good faith judgment, it being understood and agreed that Item 10(e) of Regulation S-K under the Securities Act shall not constitute a limitation on any such determination); plus

(5)	depreciation, depletion, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (including without limitation write-downs and impairment of property, plant, equipment and intangibles and other long-lived assets, but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(6)	non-cash items increasing such Consolidated Net Income for such period, other than any items which represent the reversal of any accrual of, or cash reserve for, anticipated charges in any prior period where such accrual or reserve is no longer required, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation, depletion and amortization and other non-cash expenses of, a Restricted Subsidiary of ICG that is not a Guarantor will be added to Consolidated Net Income to compute Consolidated Cash Flow of ICG only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to ICG by such Restricted Subsidiary without prior governmental approval (that has not been obtained) and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders or members, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income of any Person that is not a Restricted Subsidiary or any Person that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)	the Net Income of any Restricted Subsidiary that is not a Guarantor will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders or members, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived;

(3)	the cumulative effect of a change in accounting principles will be excluded;

(4)	any non-cash compensation charges will be excluded;

(5)	notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

(6)	any non-recurring fees, expense or charges related to any Public Equity Offering, Permitted Investment, acquisition or Indebtedness permitted to be incurred by the indenture (in each case, whether or not successful), will be excluded to the extent that such fees, expenses and charges were deducted in computing Consolidated Net Income; and

(7)	any non-cash gains or losses from the effect of mark-to-market hedging will be excluded until realized in cash (at which time they will be included).

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security thereof,

(2)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such obligation against loss in respect thereof.

“Convertible Notes” means up to $100.0 million of ICG’s 4.00% Convertible Senior Notes due 2017 (or up to $115.0 million of ICG’s 4.00% Convertible Senior Notes due 2017 if the underwriters for the offering thereof exercise their over-allotment option in full), which convertible notes are being offered concurrently with the notes.

“Credit Agreement” means the third amended and restated credit agreement dated February 22, 2010 among ICG, the loan parties party thereto, the lenders party thereto, General Electric Capital Corporation, as administrative agent and as a collateral agent, UBS AG Stamford Branch, as a collateral agent and PNC Bank, National Association, as documentation agent, together with any related documents (including any security documents and guarantee agreements), as such agreement may be amended, restated, substituted, modified, supplemented, extended, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to investors) in whole or in part from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities or indentures, in each case, with banks or other lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, supplemented, extended, renewed, refunded, reinstated, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by ICG or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as “Designated Non-cash Consideration” pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of ICG or any direct or indirect parent company of ICG (other than Disqualified Stock) that is issued for cash (other than to ICG, a Subsidiary of ICG or an employee stock ownership plan or trust established by ICG or any of its Subsidiaries) and is so designated as

Designated Preferred Stock, pursuant to an Officer’s Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3)(b) of the covenant described under “—Certain Covenants—Restricted Payments.”

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require ICG to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that ICG may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that ICG and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of ICG that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Excluded Contributions” means the net cash proceeds received by ICG after the Issue Date from:

(1)	contributions to its common equity capital, and

(2)	the sale (other than to a Subsidiary of ICG) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of ICG,

in each case designated as “Excluded Contributions” pursuant to an Officer’s Certificate executed by an Officer of ICG, the net cash proceeds of which are excluded from the calculation set forth in clause (3)(b) of “—Certain Covenants—Restricted Payments.”

“Excluded Property” means

(1)	equity interests of any Guarantor if the pledge thereof would require the filing of financial statements under Rule 3-16 of Regulation S-X (which equity interests are automatically deemed to not be part of the Collateral but only to the extent necessary to not be subject to such requirement);

(2)	Special Property other than any proceeds, substitutions thereof (unless such proceeds substitutions or replacements would constitute Special Property);

(3)	ICG’s corporate office building located at 300 Corporate Centre Drive, Scott Depot, West Virginia;

(4)	after-acquired real property of ICG or any Guarantor with a fair market value of less than $1.0 million; and

(5)	after-acquired leased real property of ICG or any Guarantor that individually has an annual minimum royalty of less than $1.0 million and an annual production royalty of less than $1.0 million in the immediately preceding year.

“Fair Market Value” means the value that would reasonably be expected to be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by (i) the principal financial officer of ICG for transactions less than $25.0 million and (ii) the Board of Directors of ICG for transactions valued at, or in excess of, $25.0 million.

“First-Priority Liens” means all Liens that secure the First-Priority Lien Obligations.

“First-Priority Lien Obligations” has the meaning assigned to such term in clause (1) under “Permitted Liens.”

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such four-quarter period to the Fixed Charges of such Person for such four-quarter period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio, Asset Acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP), and any related financing transactions, that the specified Person or any of its Restricted Subsidiaries has both determined to make and made after the Issue Date and during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Asset Acquisitions, dispositions, mergers, consolidations and discontinued operations (and the change of any associated Fixed Charges and the change in Consolidated Cash Flow resulting therefrom) had occurred on the first day of the four-quarter reference period, including any pro forma expense and cost reductions and other operating improvements that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial officer of ICG (regardless of whether these cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the SEC related thereto). Any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period, and if, since the beginning of the four-quarter reference period, any Person that subsequently became a Restricted Subsidiary or was merged with or into ICG or any of its other Restricted Subsidiaries since the beginning of such period shall have made any acquisition, Investment, disposition, merger, consolidation or discontinued operation, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be adjusted giving pro forma effect thereto for such period as if such acquisition, Investment, disposition, merger, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter reference period. Any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of ICG. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period. Interest on Indebtedness shall take into account any Hedging Obligations applicable to such Indebtedness; provided that Hedging Obligations with a remaining term of less than 12 months shall be taken into account for the number of months remaining. Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of ICG to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a working capital or revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as ICG may designate. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of ICG as set forth in an Officer’s Certificate, to reflect operating expense reductions reasonably expected to result from any acquisition or merger.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period (other than non-cash interest on any convertible or exchangeable notes that exists by virtue of the bifurcation of the debt and equity components of such convertible or exchangeable notes and the application FSP APB 14-1), whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments (subject to the exclusion in the parenthetical above), the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of (a) all cash dividend payments or other distributions (and non-cash dividend payments or other distributions in the case of a Person that is a Restricted Subsidiary) on any series of Preferred Stock of such Person other than dividends on Equity Interests payable solely in Equity Investments of ICG (other than Disqualified Stock) or to ICG or a Restricted Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

“Government Securities” means securities which are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, and which in the case of (i) and (ii) are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Securities or a specific payment of interest on or principal of any such Government Securities held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities evidenced by such depository receipt.

“Guarantee” means a guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means each of:

(1)	each Domestic Subsidiary in existence on the Issue Date; and

(2)	any other Subsidiary of ICG that executes a Note Guarantee in accordance with the provisions of the indenture,

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Intercreditor Agreement” means the Intercreditor Agreement dated on or about the Issue Date among the Collateral Agent, the Administrative Agent, ICG and each other Guarantor named therein, as such agreement may be amended, restated, supplemented or otherwise modified from time to time.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations;

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes (i) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person); provided, however, that the amount of such Indebtedness shall be the lesser of (x) the Fair Market Value of such asset as such date of determination and (y) the amount of such Indebtedness of such other Person; and (ii) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. Notwithstanding the foregoing, “Indebtedness” shall not include (a) accrued expenses and trade payables; (b) Contingent Obligations incurred in the ordinary course of business; and (c) obligations in respect of reclamation and workers’ compensation (including black lung, pensions and retiree medical care) that are not overdue by more than 90 days. The amount of Indebtedness represented by Hedging Obligations shall be equal to (1) zero if such Hedging Obligation has been incurred pursuant to clause (8) of the definition of “Permitted Debt” or (2) the notional amount if incurred otherwise.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and of BBB- (or the equivalent) by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of ICG, the equivalent investment grade credit rating from any other Rating Agency).

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents) and in each case with maturities not exceeding two years from the date of acquisition,

(2)	investments in any fund that invests exclusively in investments of the type described in clause (1) which fund may also hold immaterial amounts of cash pending investment and/or distribution; and

(3)	corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If ICG or any Subsidiary of ICG sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of ICG such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of ICG, ICG will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of ICG’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by ICG or any Subsidiary of ICG of a Person that holds an Investment in a third Person will be deemed to be an Investment by ICG or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means the date on which the notes are originally issued under the indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, the interest of a lessor in any sale-leaseback transaction, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Marketable Securities” means, with respect to any Asset Sale, any readily marketable equity securities that are (i) traded on the New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market; and (ii) issued by a corporation having a total equity market capitalization of not less than $250.0 million; provided, that the excess of (A) the aggregate amount of securities of any one such corporation held by ICG and any Restricted Subsidiary over (B) ten times the average daily trading volume of such securities during the 20 immediately preceding trading days shall be deemed not to be Marketable Securities, as determined on the date of the contract relating to such Asset Sale.

“Maturity,” when used with respect to any note or installment of principal thereof, means the date on which the principal of such note or such installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption, notice of option to elect repayment or otherwise.

“Moody’s” means Moody’s Investors Service, Inc. and its successors and assigns.

“Net Income” means, with respect to any Person for any period, the net income (loss) of such Person for such period, determined in accordance with GAAP and before any reduction in respect of dividends on preferred interests, excluding, however, (a) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (1) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (2) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and (b) any extraordinary or non-recurring gain or loss, together with any related provision for taxes on such extraordinary or non-recurring gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by ICG or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any non-cash form), net of the direct costs relating to such Asset Sale and the sale of such Designated Non-cash Consideration, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and (except in the case of Collateral) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, including without limitation, pension and post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Note Guarantee” means the Guarantee by each Guarantor of ICG’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Business” means the businesses of ICG and its Subsidiaries engaged in on the Issue Date and any other activities that are similar, ancillary or reasonably related to, or a reasonable extension, expansion or development of, such businesses or ancillary thereto.

“Permitted Investments” means:

(1)	any Investment in ICG or in a Guarantor;

(2)	any Investment in cash, Cash Equivalents or Investment Grade Securities;

(3)	any Investment by ICG or any Restricted Subsidiary of ICG in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of ICG and a Guarantor; or

(b)	such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, ICG or a Restricted Subsidiary of ICG that is a Guarantor;

(4)	any Investment acquired as consideration in an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”; provided that such Investments shall be pledged as Collateral to the extent that the assets disposed of were Collateral;

(5)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of ICG;

(6)	any Investments received (i) in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of ICG or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes; or (ii) as a result of a foreclosure by ICG or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to officers, directors and employees made in the ordinary course of business of ICG or any Restricted Subsidiary of ICG in an aggregate principal amount not to exceed $2.0 million at any one time outstanding;

(9)	repurchases of the notes;

(10)	Investments in Unrestricted Subsidiaries and/or joint ventures having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the greater of (x) $75.0 million, and (y) 10% of Total Tangible Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11)	Guarantees issued in accordance with the covenants described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Certain Covenants—Additional Note Guarantees”;

(12)	any Investment existing on the Issue Date and any Investment that replaces, refinances or refunds an existing Investment; provided, that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded, and is made in the same Person as the Investment replaced, refinanced or refunded;

(13)	Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(14)	lease deposits and other similar deposits in the ordinary course; and

(15)	additional Investments by ICG or any Restricted Subsidiary having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding not to exceed the greater of (x) $75.0 million, and (y) 10% of Total Tangible Assets at the time of the Investment; provided, however, that if any Investment pursuant to this clause (15) is made in a Person that is not a Restricted Subsidiary of ICG at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of ICG after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (15) for so long as such Person continues to be a Restricted Subsidiary;

provided, however, that with respect to any Investment, ICG may, in its sole discretion, allocate all or any portion of any Investment to one or more of the above clauses (1) through (15) so that the entire Investment would be a Permitted Investment.

“Permitted Liens” means:

(1)	Liens on the Collateral (and, in the case of clause (b), on Excluded Property of the type referred to in clause (1) of the definition thereof) securing:

(a)	the notes (other than additional notes issued after the Issue Date), the Note Guarantees and other Obligations under the indenture and in respect thereof and any obligations owing to the trustee, the Collateral Agent or the holders of the notes under the indenture or the Security Agreements; and

(b)	(i) Indebtedness incurred under clause (1) of the definition of Permitted Debt (and all Obligations, in respect thereof), (ii) obligations under Hedging Obligations and treasury, depository or other cash management services entered into with agents or lenders under the Indebtedness referred to in clause (i) or their affiliates (whether or not such Persons remain agents or lenders (or affiliates thereof) after entry into such agreements or arrangements), which Liens incurred under this clause (b) may be on a first-lien priority basis compared to the notes on terms as set forth in the Intercreditor Agreement (collectively, “First-Priority Lien Obligations”); and

(c)	other Indebtedness permitted to be incurred under the indenture (and all Obligations in respect thereof); provided that (i) on a pro forma basis, after giving effect to the incurrence thereof and the application of the proceeds therefrom, ICG’s Secured Leverage Ratio does not exceed 2.0 to 1 and (ii) the Liens securing such Indebtedness rank equal or junior in priority to the Liens on the Collateral securing the notes and the Note Guarantees; and

(d)	Permitted Refinancing Indebtedness in respect of Indebtedness referred to in clauses (a) and (c) above; provided that the Liens securing such Indebtedness rank equal or junior in priority to the Liens on the Collateral securing the notes and the Note Guarantees;

(2)	Liens in favor of ICG or any Guarantor;

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with ICG or any Subsidiary of ICG; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with ICG or the Subsidiary;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by ICG or any Subsidiary of ICG; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5)	Liens or deposits to secure the performance of statutory or regulatory obligations, or surety, appeal, indemnity or performance bonds, warranty and contractual requirements or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other assets relating to such letters of credit and products and proceeds thereof;

(7)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(8)	Liens existing on the Issue Date (not otherwise constituting Permitted Liens);

(9)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(10)	Liens incurred or deposits made in the ordinary course of business to secure payment of workers’ compensation or to participate in any fund in connection with workmen’s compensation, unemployment insurance, old-age pensions or other social security programs;

(11)	Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, lessor’s, suppliers, banks, repairmen’s and mechanics’ Liens, and Liens of landlords securing obligations to pay lease payments that are not yet due and payable or in default, in each case, incurred in the ordinary course of business;

(12)	contract mining agreements and leases or subleases granted to others that do not materially interfere with the ordinary conduct of business of ICG or any of its Restricted Subsidiaries;

(13)	easements, rights of way, zoning and similar restrictions, reservations (including severances, leases or reservations of oil, gas, coal, minerals or water rights), restrictions or encumbrances in respect of real property or title defects that were not incurred in connection with Indebtedness and that do not in the aggregate materially impair their use in the operation of the business of ICG and its Subsidiaries;

(14)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture (other than Indebtedness secured pursuant to clause (1) above); provided, however, that:

(a)	the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(15)	Liens arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases or subleases entered into by ICG or any of its Restricted Subsidiaries in the ordinary course of business;

(16)	judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such legal proceedings may be initiated shall not have expired;

(17)	Liens securing Indebtedness or other obligations incurred in the ordinary course of business of ICG or any Subsidiary of ICG with respect to obligations that do not exceed the greater of $50.0 million and (y) 7% of Total Tangible Assets at any time outstanding;

(18)	licenses of intellectual property in the ordinary course of business;

(19)	Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(20)	leases and subleases of equipment and real property which do not materially interfere with the ordinary conduct of the business of ICG and its Restricted Subsidiaries;

(21)	Liens on equipment of ICG or any Restricted Subsidiary granted in the ordinary course to clients of which such equipment is located;

(22)	Liens securing insurance premium financing arrangements, provided that such Lien is limited to the applicable insurance contracts;

(23)	covenants restricting or prohibiting access to or from real property abutting on controlled access highways, which covenants do not adversely impair in any material respect the use of the real property concerned in the operation of the business conducted on such real property; and

(24)	any option, contract or other agreement to sell an asset; provided such sale is not otherwise prohibited under the indenture.

“Permitted Refinancing Indebtedness” means any Indebtedness of ICG or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, supplement, extend, substitute, defease or discharge other Indebtedness of ICG or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus any premium required to be paid on the Indebtedness being so renewed, refunded, replaced, defeased or discharged, plus the amount of all fees and expenses incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)	if the Indebtedness being renewed, refunded, refinanced, replaced, supplemented, extended, substituted, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	such Permitted Refinancing Indebtedness shall not include Indebtedness of a non-Guarantor Restricted Subsidiary that refinances Indebtedness of ICG or a Guarantor or Indebtedness of ICG or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” means, with respect to any Person, any and all Capital Stock which is preferred as to the payment of dividends or distributions, upon liquidation or otherwise, over another class of Capital Stock of such Person.

“Public Equity Offering” means an offer and sale of Capital Stock (other than Disqualified Stock) of ICG pursuant to (x) a registration statement that has been declared effective by the SEC pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of ICG), or (y) a private issuance exempt from registration under the Securities Act.

“Rating Agency” means each of S&P and Moody’s, or if S&P or Moody’s or both shall not make a rating on the notes publicly available for reasons outside ICG’s control, a nationally recognized statistical rating organization or organizations, within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by ICG as a replacement agency or agencies for S&P or Moody’s, or both, as the case may be.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of that Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services and its successors and assigns.

“Second-Priority Lien Obligations” has the meaning assigned to such term in the Intercreditor Agreement, as described under “—Security—Intercreditor Agreement.”

“Second-Priority Secured Party” has the meaning assigned to such term in the Intercreditor Agreement, as described under “—Security—Intercreditor Agreement.”

“Secured Debt” means any Indebtedness secured by Liens on any asset of ICG or any of its Restricted Subsidiaries.

“Secured Leverage Ratio” means, on any date (the “transaction date”), the ratio of

(x)	Secured Debt of ICG and its Restricted Subsidiaries to

(y)	the aggregate amount of EBITDA for the four fiscal quarters immediately prior to the transaction date for which publicly filed financial statements are available (the “reference period”).

The foregoing calculation shall be made on a pro forma basis using the adjustments set forth in the definition of Fixed Charge Coverage Ratio, and any Indebtedness, Disqualified Stock or Preferred Stock to be repaid or redeemed on the transaction date will be excluded.

“Security Agreements” means (i) the Intercreditor Agreement and (ii) the security documents granting a security interest in any assets of any Person to secure the Obligations under the notes and the Note Guarantees as each may be amended, restated, supplemented or otherwise modified from time to time.

“Significant Subsidiary” means any direct or indirect Subsidiary of the Issuer that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Special Equity Interests” means, with respect to each Land Company, all of ICG’s or the applicable Guarantor’s (the “Pledgor”) right title and interest in all membership interests of its Land Company, together with all rights, privileges, authority and powers of such Pledgor in and to such Land Company or under any organizational document of such Land Company, and the certificates, instruments and agreements representing such membership interests and any and all interest of such Pledgor in the entries on the books of any financial intermediary pertaining to such membership interests; provided, however, that such property shall constitute “Special Equity Interests” only to the extent and for so long as any lease or other agreement to which such Land Company is a party validly prohibits or invalidates, directly or indirectly, the creation, attachment, perfection or enforcement of a Lien on such property in favor of a Collateral Agent or provides that the creation, attachment or perfection of such Lien gives rise to a default, breach, termination, right of termination or other remedy thereunder, and, upon the termination of such prohibition or invalidating provision, such property shall cease to constitute “Special Equity Interests.”

“Special Property” means:

(a)	any permit, lease, sublease, contract, license, sublicense or other general intangible, in each case pertaining to real or personal property, held by any of ICG or a Guarantor that validly prohibits the creation by ICG or such Guarantor of a Lien thereon (for the avoidance of doubt, “Special Property” shall not include goods, inventory, as-extracted collateral or to the extent not otherwise as-extracted collateral, all coal and other minerals severed or extracted from the ground of ICG or any Guarantor (including all severed or extracted coal purchased, acquired or obtained from other persons), and all accounts, general intangibles and products and proceeds thereof or related thereto, regardless of whether any such coal or other minerals are in raw form or processed for sale and regardless of whether or not ICG or any Guarantor had an interest in the coal or other minerals before extraction or severance);

(b)

any permit, lease, sublease, contract, license, sublicense or other general intangible, in each case pertaining to real or personal property, held by ICG or any Guarantor to the extent that any requirement of law applicable thereto prohibits the creation of a Lien thereon (for the avoidance of doubt, “Special Property” shall not include goods, inventory, as-extracted collateral or to the extent not otherwise as-extracted collateral, all coal and other minerals severed or extracted from the ground of ICG or any Guarantor (including all severed or extracted coal purchased, acquired or obtained from other persons), and all accounts, general intangibles and products and proceeds thereof or related thereto, regardless of whether any such coal or other minerals are in raw form or processed for sale and regardless of whether or not ICG or any Guarantor had an interest in the coal or other minerals before extraction or severance) ;

(c)	equipment owned by ICG or any Guarantor on the Issue Date or thereafter acquired that is subject to a Lien securing a purchase money obligation or capital lease obligation permitted to be incurred pursuant to the provisions of the indenture if the contract or other agreement in which such Lien is granted (or the documentation providing for such purchase money obligation or capital lease obligation) validly prohibits the creation of any other Lien on such equipment;

provided, however, that in each case described in clauses (a), (b) and (c) of this above, such property shall constitute “Special Property” only to the extent and for so long as such permit, lease, sublease, contract, license, sublicense or other general intangible, in each case pertaining to real or personal property, or requirement of law applicable thereto validly prohibits the creation of a Lien on such property in favor of a Collateral Agent and, upon the termination of such prohibition (howsoever occurring), such property shall cease to constitute “Special Property.” For the avoidance of doubt, no permit, lease, sublease, contract, license, sublicense or other general intangible, in each case pertaining to real or personal property (or any right under any of the foregoing), shall constitute Special Property to the extent that any such prohibition or requirement of law would be ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code in any applicable jurisdiction or under any other applicable law or principle of equity to (x) impair the creation, attachment or perfection of the security interest of a Collateral Agent in any such permit, lease, sublease, contract, license, sublicense or other general intangible, in each case pertaining to real or personal property (or in any right under any of the foregoing) and (y) provide that the creation, attachment or perfection of the Lien may give rise to a default, breach, right of recoupment, claim, defense, termination, right of termination or remedy under such permit, lease, sublease, contract, license, sublicense or other general intangible, in each case pertaining to real or personal property (or in any right under any of the foregoing).

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Total Tangible Assets” means as of any date of determination, the total amount of assets (less accumulated depreciation, depletion and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) appearing on the most recent quarter-end publicly filed consolidated balance sheet of ICG and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, and after deducting therefrom, to the extent otherwise included, the amounts of:

(1)	the book value of minority interests in consolidated Subsidiaries held by Persons other than ICG or a Restricted Subsidiary of ICG as of the date of such balance sheet;

(2)	unamortized debt discount and expenses and other unamortized deferred financing charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization expenses and other intangible items owned by ICG or any of its Restricted Subsidiaries as of the date of such balance sheet;

(3)	treasury stock of ICG as of the date of such balance sheet; and

(4)	Investments held by ICG or any of its Restricted Subsidiaries in, and assets of, Unrestricted Subsidiaries of ICG as of the date of such balance sheet.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to April 1, 2014; provided, however, that if the period from the redemption date to April 1, 2014, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of ICG that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of ICG in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of ICG may designate any Subsidiary of ICG (including any newly acquired or newly formed Subsidiary of ICG) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, ICG or any other Subsidiary of ICG that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter incur any indebtedness pursuant to which the lender has recourse to any of the assets of ICG or any of its Restricted Subsidiaries (other than guarantees of performance of the Unrestricted Subsidiary in the ordinary course of business, excluding Guarantees of Indebtedness for borrowed money); provided further, however, that either:

(a)	the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b)	if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant entitled “—Certain Restrictions—Restricted Payments.”

The Board of Directors of ICG may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)	(1) ICG could incur $1.00 of additional indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “—Certain Restrictions—Incurrence of Indebtedness and Issuance of Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for ICG and its Restricted Subsidiaries would be equal to or greater than such ratio for ICG and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y)	no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of ICG shall be evidenced to the trustee by promptly filing with the trustee a copy of the resolution of the Board of Directors of ICG giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Domestic Subsidiary” of any specified Person means a Domestic Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly-Owned Domestic Subsidiaries of such Person.

BOOK-ENTRY, DELIVERY AND FORM

Except as set forth below, the notes will initially be issued in the form of one or more fully registered notes in global form without coupons (each, a “global note”). The global notes will be deposited with the indenture trustee, as custodian for, and registered in the name of, DTC or a nominee thereof. The outstanding notes to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the global note.

Except as set forth below, global notes may be transferred, in whole but not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global note may not be exchanged for notes in certificated form except in the limited circumstances described below.

The Global Notes

We expect that pursuant to procedures established by DTC

(a)	upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount of notes of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary, and

(b)	ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through:

•	records maintained by DTC or its nominee with respect to interests of persons who have accounts with DTC (“participants”); and

•	the records of participants with respect to interests of persons other than participants.

So long as DTC, or its nominee, is the registered owner or holder of the global notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium, if any, and interest on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee, any paying agent or our or their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, and interest on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in street name. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated note for any reason, including to sell notes to persons in states that require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in the Global Notes, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture. Consequently, the ability to transfer notes or to pledge notes as collateral will be limited to such extent.

Notes that are issued as described below under “—Certificated Notes” will be issued in registered definitive form without coupons (each, a “certificated note”). Upon the transfer of certificated notes, such certificated notes may, unless the global note has previously been exchanged for certificated notes, be exchanged for an interest in the global note representing the principal amount of notes being transferred.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the indenture, DTC will exchange the global notes for certificated notes, which it will distribute to its participants.

DTC has advised that it is:

(1)	a limited-purpose trust company organized under the laws of the State of New York;

(2)	a member of the Federal Reserve System;

(3)	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

(4)	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the global notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of we, the trustee or any of our or its respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

Certificated Notes

If:

(1)	we deliver to the trustee a notice from DTC that it (a) is no longer willing or able to act as a depository for the global notes or (b) has ceased to be a “clearing agency” registered under the Exchange Act and, in either case, we are unable to locate a qualified successor within 120 days, or

(2)	we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in definitive form under the indenture, or

(3)	there has occurred and is continuing a Default or Event of Default with respect to the notes,

then, upon surrender by DTC of its global note, certificated notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the global note.

In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

None of us, the trustee, or any of our or its respective agents shall be liable for any delay by DTC or any particular or indirect participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued).

CONCURRENT OFFERINGS

The following description is a summary of the material provisions of the Convertible Notes we are offering in the Convertible Notes offering and the indenture that will govern the Convertible Notes. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the Convertible Notes indenture, including the definitions of the terms used in the Convertible Notes indenture.

The Concurrent Offerings consist of:

•	22,371,365 shares of Common Stock, at a public offering price of $4.47 (or a total of 25,727,069 shares of our Common Stock if the underwriters exercise their over-allotment option in full); and

•

$100.0 million aggregate principal amount of Convertible Notes (or a total of $115.0 million aggregate principal amount of notes if the underwriters in such offering exercise their over-allotment option in full).

The Common Stock and the Convertible Notes are each being offered by means of a separate prospectus supplement, and not by means of this prospectus supplement. Neither of the Concurrent Offerings is contingent upon the completion of this offering or the other Concurrent Offering, and this offering is not contingent upon the completion of either of the Concurrent Offerings. We cannot assure you that we will complete the Concurrent Offerings.

The Convertible Notes will be our senior unsecured obligations and pay interest semi-annually at a rate of 4.00% per annum. Our obligations under the Convertible Notes will be guaranteed by each of our domestic subsidiaries that (1) would be a “significant subsidiary,” as defined in Article 1, Rule 1-02 of Regulation S-X promulgated pursuant to the Securities Act of 1933, as amended (except that all references to “10 percent” in such definition shall be replaced with “5 percent”) or (2) guarantee indebtedness under the ABL Loan Facility. The Convertible Notes will be convertible in certain circumstances into cash and/or shares of Common Stock, based on an initial conversion rate of 172.0874 shares of Common Stock per $1,000 principal amount (representing an initial conversion price of approximately $5.81 per share of Common Stock), subject to adjustment upon the occurrence of certain events. Upon conversion, holders will receive cash, shares of Common Stock, or a combination thereof, at our option. The Convertible Notes will not be redeemable at our option prior to maturity. Upon a fundamental change (as described in the prospectus supplement relating to the Convertible Notes), holders may require us to repurchase their notes for cash at a purchase price equal to the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

For a description of our outstanding Existing Senior Notes and our Existing Convertible Notes, please see note 9 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated by reference in this prospectus supplement.

CONCURRENT TENDER OFFERS AND CONSENT SOLICITATION

Concurrently with this offering, we commenced an offer to purchase our Existing Convertible Notes and an offer to purchase and consent solicitation related to our Existing Senior Notes. Subject to the terms and conditions set forth in each offer to purchase, we have offered to purchase any and all of the $139.5 million aggregate principal amount outstanding of our Existing Convertible Notes and any and all of the $175.0 million aggregate principal amount outstanding of our Existing Senior Notes. The consummation of our offer to purchase our Existing Convertible Notes is conditioned upon the satisfaction, or waiver by us, of certain conditions, including the receipt of gross proceeds, exclusive of discounts, of at least $100.0 million from the concurrent Common Stock offering and gross proceeds, exclusive of discounts, of at least $75.0 million from the concurrent Convertible Notes offering. The consummation of our offer to purchase our Existing Senior Notes is conditioned upon the satisfaction, or waiver by us, of certain conditions, including the receipt of gross proceeds, exclusive of discounts, of at least $200.0 million from this offering and the consent of the holders of a majority in outstanding aggregate principal amount of the Existing Senior Notes to amendments to the indenture governing the Existing Senior Notes that would eliminate substantially all of the restrictive covenants and eliminate or modify certain events of default contained in such indenture.

ABL LOAN FACILITY

We summarize below the principal terms of the agreements that govern the ABL Loan Facility. This summary is not a complete description of all the terms of the ABL Loan Facility.

General. On February 22, 2010, we entered into the ABL Loan Facility with General Electric Capital Corporation, as administrative agent, General Electric Capital Corporation and UBS AG, Stamford Branch, as collateral agents, PNC Bank, National Association, as documentation agent, and the other parties thereto, which refinanced our prior senior secured credit facility. The ABL Loan Facility is a $125.0 million senior secured facility with a four year term available for loans and the issuance of letters of credit. Subject to certain conditions, at any time prior to maturity, we will be able to elect to increase the size of the ABL Loan Facility up to a maximum of $200.0 million. All borrowings under the ABL Loan Facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. Availability under the ABL Loan Facility is calculated using a borrowing base test.

Borrowing base. The borrowing base at any time is equal the sum (subject to certain reserves and other adjustments) of:

•	up to 85% of eligible accounts; plus up to an additional 5% of eligible accounts, or the Additional Accounts Availability; plus

•

up to 65% of eligible inventory; plus up to an additional 5% of eligible inventory, or the Additional Inventory Availability; in each case, valued at the lower of cost on a first in, first out basis and fair market value; plus

•	up to the lesser of (a) 20% of the ABL Loan Facility and (b) 60% of the net orderly liquidation value of surface mining equipment;

provided, however, that the maximum aggregate amount of Additional Accounts Availability plus Additional Inventory Availability shall be capped at $5.0 million.

Interest rate and fees. Borrowings under the ABL Loan Facility bear interest, at a rate per annum equal to, at our option, a “Base Rate” or a “LIBOR rate,” in each case plus the applicable margin.

The applicable margins, on a per annum basis, for each type of loan is the rate set forth below based on the aggregate amount of loans and face amounts of letters of credit outstanding, as applicable, from time to time:

Outstanding Amount	Base Rate Loans	LIBOR Loans	L/C Fee
Greater than $100,000,000	525 basis points	425 basis points	400 basis points
Between $50,000,000 and $100,000,000	500 basis points	400 basis points	375 basis points
Less than $50,000,000	475 basis points	375 basis points	350 basis points

Mandatory repayments. If at any time there occurs an overadvance, an asset disposition, we incur indebtedness other than certain permitted indebtedness, we issue debt securities other than issuances permitted under the ABL Loan Facility or if the outstanding loans at any time exceed the maximum loan balance, we will be required to repay outstanding loans and cash collateralize letters of credit in an aggregate amount equal to the amount of such proceeds or such excess, as the case may be, with no reduction of the commitment amount. All mandatory prepayments will be accompanied by (a) accrued interest on the amount prepaid to the date of prepayment and (b) in the case of a borrowing bearing interest at LIBOR, breakage charges, if any.

Voluntary repayments. We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

Amortization and final maturity. There is no scheduled amortization under the ABL Loan Facility. All outstanding loans under the facility are due and payable in full on February 22, 2014, or, if more than $20.0 million of the Existing Convertible Notes or the Existing Senior Notes remain outstanding on the date that is six months prior to their maturity, then all outstanding loans under our ABL Loan Facility will be due on such date.

Guarantees and security. The ABL Loan Facility is guaranteed jointly and severally by all of our current and future wholly-owned subsidiaries and is secured by a first-priority security interest on substantially all of our and each guarantor’s existing and after-acquired real and personal property (subject to certain materiality thresholds), including all outstanding equity interests of our wholly-owned subsidiaries.

Restrictive covenants and other matters. The ABL Loan Facility requires that (a) in the event that the sum of unused revolving credit borrowing availability plus unrestricted cash on hand drops below $40.0 million for a period of five consecutive business days during any fiscal month, we will additionally be subject to a minimum fixed charge coverage test of 1.15x and (b) subject to certain adjustments and allowances permitted under the ABL Loan Facility, our capital expenditures shall not exceed the following amounts: $100.0 million in 2010, $165.0 million in 2011, $200.0 million in 2012, $275.0 million in 2013, and $170.0 million in 2014.

In addition, the ABL Loan Facility includes negative covenants that, subject to exceptions, limit our ability and the ability of our subsidiaries to, among other things:

•	make, create, incur, assume or suffer to exist liens, other than specified permitted liens;

•	engage in mergers, acquisitions, consolidations, sale-leasebacks and asset sales;

•	make investments and loans;

•	create, incur, assume or permit to exist additional indebtedness or guarantees;

•	pay dividends, make payments or redeem or repurchase capital stock;

•	engage in certain transactions with affiliates;

•	prepay, redeem or purchase certain indebtedness, including the notes and the Convertible Notes;

•	amend or otherwise alter terms of certain indebtedness, including the notes and the Convertible Notes;

•	make capital expenditures in excess of a specified limitation; and

•	alter the business that our subsidiaries conduct.

The ABL Loan Facility contains certain customary representations and warranties, affirmative covenants and events of default, including among other things payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting the ABL Loan Facility to be in full force and effect, and change of control. If such an event of default occurs, the lenders under the ABL Loan Facility would be entitled to take various actions, including accelerating amounts due under the ABL Loan Facility, and all actions permitted to be taken by a secured creditor.

We have approximately $73.6 million of letters of credit outstanding under our $125.0 million ABL Loan Facility. Because our borrowing capacity under the ABL Loan Facility depends, in part, on inventory, accounts receivable and other assets that fluctuate from time to time, our borrowing capacity may similarly increase or decrease from time to time relative to the borrowing capacity on the closing date. Under the terms of the ABL Loan Facility, we are subject to financial condition maintenance tests only if our liquidity under the ABL Loan Facility does not meet certain thresholds.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary discusses certain material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial opinions, published positions of the U.S. Internal Revenue Service, or the IRS, and other applicable authorities. Those authorities are subject to change, possibly with retroactive effect, and such changes may result in U.S. federal income tax consequences different from those discussed below.

This discussion is applicable only to holders who purchase the notes in the initial offering at their original issue price and deals only with notes held as capital assets for U.S. federal income tax purposes (generally, as an investment) and not held as part of a straddle, a hedge, a conversion transaction or other integrated investment. This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of that holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, U.S. federal alternative minimum, state, local, or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular holders who are subject to special treatment under U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, regulated investment companies, brokers or dealers in securities or currencies, “controlled foreign corporations,” “passive foreign investment companies,” partners in partnerships or owners of interests in entities treated as partnerships under U.S. federal income tax laws or such entities, or certain U.S. expatriates).

As used in this discussion, the term “U.S. holder” means a beneficial owner of the notes that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, a U.S. state, or any political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or,

•

a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

A “non-U.S. holder” is a beneficial owner of a note that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the notes, the U.S. federal income tax treatment of partners in the partnership generally will depend on the status of the partner and the activities of the partnership. Prospective investors that are partners in partnerships (or entities treated as partnerships for U.S. federal income tax purposes) should consult their own tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership and disposition of the notes.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE VIEWED AS TAX ADVICE. IF YOU ARE CONSIDERING THE PURCHASE OF NOTES, YOU SHOULD CONSULT YOUR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, THE EFFECT OF ANY CHANGES IN APPLICABLE TAX LAW, AND YOUR ENTITLEMENT TO BENEFITS UNDER AN APPLICABLE INCOME TAX TREATY.

U.S. Federal Income Taxation of U.S. Holders

Stated Interest. A U.S. holder must include in gross income, as ordinary interest income, the stated interest on the notes at the time such interest accrues or is received, in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes.

Original Issue Discount. The notes may be deemed to be issued with OID of more than a de minimis amount. This will be the case if the stated redemption price at maturity with respect to a note (here, the principal amount of a note) exceeds its issue price by 0.25% of such stated redemption price at maturity multiplied by the number of complete years to maturity. For purposes of determining the amount of OID, if any, “issue price” means the first price at which a substantial amount of the notes are sold (other than to underwriters, placement agents or wholesalers).

If the notes were issued with more than de minimis OID, a U.S. holder would be required to include the amount of any excess of stated redemption price at maturity over issue price in income in advance of the receipt of some or all of the related cash payments using the “constant yield method.” The amount of OID that such holder would include in income each taxable year would be the sum of the “daily portions” of OID with respect to the note for each day during such taxable year or portion of such taxable year in which the holder held that note, or “accrued OID.” The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the excess, if any, of:

•

the note’s “adjusted issue price” at the beginning of the accrual period multiplied by its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over

•	the aggregate of all qualified stated interest allocable to the accrual period.

The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property, other than debt instruments of the issuer, and meets all of the following conditions:

•	it is payable at least once per year;

•	it is payable over the entire term of the note; and

•	it is payable at a single fixed rate or, subject to certain conditions, based on one or more interest indices.

The stated interest payments on the notes discussed above under the heading “—U.S. Federal Income Taxation of U.S. Holders—Stated Interest” are qualified stated interest.

OID allocable to a final accrual period is the difference between the amount payable at maturity, other than a payment of qualified stated interest, and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating OID for an initial short accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period. Under these rules, a U.S. holder will have to include in income increasingly greater amounts of OID in successive accrual periods.

A U.S. holder may elect to treat all interest on any note as OID and calculate the amount includible in gross income under the constant yield method described above. The election is to be made for the taxable year in which you acquired the note, and may not be revoked without the consent of the IRS. Potential investors should consult their own tax advisors regarding the desirability and mechanics of making such an election.

Optional Redemptions. In certain circumstances (see “Description of Notes—Optional Redemption” and “Description of Notes—Repurchase at the Option of Holders—Change of Control”), we may be obligated to pay amounts in excess of principal plus accrued and unpaid interest on the notes. It is possible that the IRS could assert that such excess amounts are “contingent payments” and that, as a result, the notes are properly treated as contingent payment debt instruments for U.S. federal income tax purposes. Characterization of the notes as contingent payment debt instruments could alter the federal income tax consequences discussed herein, including changing the timing, amount, and the character of income recognized by a U.S. holder. However, the relevant Treasury regulations state that, for purposes of determining whether a debt instrument is a contingent payment debt instrument, contingencies which are either remote or incidental as of the issue date are ignored. We believe that, as of the issue date, the likelihood of our paying amounts in excess of principal plus accrued and unpaid interest on the notes is remote. Accordingly, we do not intend to treat the notes as contingent payment debt instruments, and this discussion assumes that the notes will not be treated as contingent payment debt instruments for U.S. federal income tax purposes. Our determination that these contingencies are remote is binding on a U.S. holder unless such holder discloses its contrary position in the manner required by applicable Treasury regulations. Our determination is not binding on the IRS, however, and if the IRS were to successfully challenge this determination, a U.S. holder might be required to accrue income on the notes in excess of stated interest and OID, if any, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies that could give rise to payments in excess of principal plus accrued and unpaid interest. In the event such a contingency were to occur, characterization of the notes as contingent payment debt instruments would also affect the amount, character, and timing of the income recognized by a U.S. holder. Potential investors are urged to consult their own tax advisors regarding the potential treatment of the notes as contingent payment debt instruments.

Sale, Retirement, Redemption or Other Taxable Disposition. Upon the sale, retirement, redemption or other taxable disposition of a note, a U.S. holder generally will recognize taxable gain or loss equal to the difference between (i) the sum of the cash plus the fair market value of any property received on the sale, retirement, redemption or other taxable disposition (less an amount equal to any accrued and unpaid stated interest that you have not elected to treat as OID as discussed above, which amount will be taxable as interest income as discussed above under the heading “—U.S. Federal Income Taxation of U.S. Holders—Stated Interest”) and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the amount paid for the note, increased by the amount of OID previously taken into income with respect to such note and reduced by principal payments thereon, if any. Gain or loss recognized on the sale, retirement, redemption or other taxable disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of sale, retirement, redemption or other taxable disposition, the note has been held for more than one year. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gain, which rates are scheduled to increase on January 1, 2011. The deductibility of capital losses by U.S. holders is subject to limitations under the Code.

U.S. Federal Income Taxation of Non-U.S. Holders

Interest. Payments of interest on a note (which, for purposes of this discussion, includes payments of accrued OID) to a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax, provided that (i) the interest is not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is not attributable to a permanent establishment maintained by the non-U.S. holder in the United States); (ii) the non-U.S. holder does not own, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote; (iii) the non-U.S. holder is not, for U.S. federal income tax purposes, a “controlled foreign corporation” related to us, directly, indirectly or constructively, through stock ownership; (iv) the non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and (v) certain certification requirements (as described below) are met.

Under the Code and the Treasury regulations thereunder, in order to obtain the exemption from U.S. federal withholding tax discussed above, a non-U.S. holder must either (i) certify on a properly executed IRS

Form W-8BEN that such non-U.S. holder is not a United States person, or (ii) if the notes are held through certain foreign intermediaries or certain foreign partnerships, satisfy the certification requirements under the applicable Treasury regulations.

Payments of interest on a note that do not satisfy all of the foregoing requirements generally will be subject to U.S. federal withholding tax at a rate of 30% (or a lower applicable treaty rate, provided certain certification requirements are met). A non-U.S. holder generally will be subject to U.S. federal income tax in the same manner as a U.S. holder with respect to interest on a note if such interest is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States). Under certain circumstances, interest that is effectively connected with a corporate non-U.S. holder’s conduct of a trade or business within the United States may be subject to an additional “branch profits tax” at a 30% rate (or a lower applicable treaty rate, provided certain certification requirements are met). Such effectively connected interest income generally will be exempt from U.S. federal withholding tax if a non-U.S. holder delivers a properly executed IRS Form W-8ECI to the payor.

Sale, Retirement, Redemption or Other Taxable Disposition. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the sale, retirement, redemption or other taxable disposition of the notes unless:

•

that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

Gain realized by a non-U.S. holder that is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States generally will be subject to U.S. federal income tax on a net income basis at the graduated rates generally applicable to United States persons. In addition, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

Information Reporting and Backup Withholding

U.S. Holders. Generally, information reporting will apply to payments of interest on the notes to a U.S. holder and to the proceeds of a sale or other disposition of the notes (including a redemption or retirement), unless the U.S. holder is an exempt recipient (such as a corporation). Backup withholding may apply to such payments (currently at a rate of 28%) if a U.S. holder fails to provide a correct taxpayer identification number or a certification of exempt status or fails to report in full dividend and interest income. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules generally will be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders. Generally, we or an intermediary must report annually to any non-U.S. holder and the IRS the amount of any payments of interest to such holder, the holder’s name and address, and the amount, if any, of tax withheld. Copies of the information returns reporting those interest payments and amounts withheld also may be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of any applicable income tax treaty or exchange of information agreement.

In addition to information reporting requirements, interest paid to a non-U.S. holder may be subject to U.S. backup withholding. A non-U.S. holder generally will be exempt from this backup withholding, however, if such holder properly provides an IRS Form W-8BEN certifying that such holder is a non-United States person or otherwise establishes an exemption and we or the applicable intermediary has no knowledge or have reason to know that the holder is a United States person.

The gross proceeds from the disposition of the notes may be subject to information reporting and backup withholding. If a non-U.S. holder sells the notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, generally will apply to a payment of sales proceeds, even if that payment is made outside the United States, if the non-U.S. holder sells the notes through a non-U.S. office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. federal tax purposes; or

•

is a foreign entity treated as a partnership under U.S. federal income tax laws, if at any time during its tax year one or more of its owners are United States persons who in the aggregate hold more than 50% of the income or capital interests in such entity, or the foreign entity is engaged in a trade or business within the United States, unless the broker has documentary evidence in its files that the holder is not a United States person and certain other conditions are met, or the holder otherwise establishes an exemption.

If a non-U.S. holder receives payments of the proceeds of a sale of the notes to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless such holder properly provides an IRS Form W-8BEN certifying that such holder is not a United States person or otherwise establishes an exemption, and we or the applicable intermediary has no knowledge or have reason to know that such holder is a United States person.

U.S. backup withholding is not an additional tax. A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder’s U.S. federal income tax liability by timely filing a properly completed claim for refund with the IRS.

Recent Legislative Developments Potentially Impacting the Taxation of Non-U.S. Holders

Congress is currently considering legislation that, if enacted, would materially change the requirements necessary to obtain a reduction in or other adjustment to U.S. federal withholding tax, particularly for instruments, such as the notes, held through a foreign financial institution or other foreign intermediary. At this time, it is impossible to predict whether this legislation will be enacted, and, if enacted, its form. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in the notes.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated March 11, 2010, the underwriters named below, for which Morgan Stanley & Co. Incorporated and UBS Securities LLC are acting as representatives, have agreed to purchase, and we have agreed to sell to them, severally, the principal amount of notes set forth opposite each name below.

Name	Principal Amount of Senior Notes
Morgan Stanley & Co. Incorporated	$90,000,000
UBS Securities LLC	90,000,000
PNC Capital Markets LLC	20,000,000

Total	$200,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters must purchase all the notes if they purchase any of the notes.

The underwriters propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of 1.50% of the principal amount per note. After the initial public offering of the notes, the underwriters may change the public offering price and discount to broker/dealers.

The expenses of the offering, not including the underwriting discounts, are estimated to be $1.75 million and are payable by us.

The notes will constitute a new series of securities with no established trading market. We do not intend to list the notes on any national securities exchange. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so and they may discontinue any market-making activities with respect to the notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of or the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of notes in excess of the principal amount of notes to be purchased by the underwriters in this offering, which creates a short position for the underwriters. Covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives of the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the seventh business day following the date of pricing of the notes, or T+7. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Certain of the underwriters have performed commercial and investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. The underwriters are also underwriters in the concurrent Common Stock and Convertible Notes offerings. UBS Securities LLC and Morgan Stanley & Co. Incorporated are acting as dealer managers for the tender offer for the Existing Convertible Notes and dealers managers and solicitation agents for the tender offer and consent solicitation for the Existing Senior Notes. UBS Securities LLC and Morgan Stanley & Co. Incorporated (or affiliates of each of the foregoing) are among the joint lead arrangers and joint bookrunners under the ABL Loan Facility, Morgan Stanley & Co. Incorporated and UBS Securities LLC or their affiliates are agents and lenders under our ABL Loan Facility and an affiliate of PNC Capital Markets LLC is documentation agent under our ABL Loan Facility.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make because of any of those liabilities.

NOTICE TO INVESTORS

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

a) to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

b) to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43.0 million and (3) an annual net turnover of more than €50.0 million, as shown in its last annual or consolidated accounts; or

c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

d) in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the “Order”; or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, or CO, and the securities will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the securities may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the securities with a view to distribution.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in the Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

LEGAL MATTERS

The validity of the notes being issued in this offering is being passed upon for us by Jones Day, New York, New York, counsel to the Company. The underwriters have been represented by Davis Polk & Wardwell LLP, New York, New York. Certain legal matters with respect to Virginia law and West Virginia law are being passed upon for us by Penn, Stuart & Eskridge, P.C. and Jackson Kelly PLLC, respectively, each special counsel to the Company.

EXPERTS

The consolidated financial statements and related financial statement schedules incorporated in this prospectus supplement by reference from International Coal Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of International Coal Group, Inc.’s internal control over financial reporting as of December 31, 2009 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE; WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to “incorporate by reference” into this prospectus supplement (as well as the related registration statement) the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement as a legal matter. Information that we file later with the SEC will automatically update information in this prospectus supplement. In all cases, you should rely on the later information over different information included in this prospectus supplement or the accompanying prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on January 29, 2010;

•

our Proxy Statement on Schedule 14A filed with the SEC on April 15, 2009, but only to the extent that such Proxy Statement was incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as amended, filed with the SEC on December 18, 2009; and

•	our Current Reports on Form 8-K filed with the SEC on January 12, 2010 (as amended on January 13, 2010), February 23, 2010 (as amended on March 8, 2010) and March 10, 2010.

All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before the later of (1) the completion of the offering of the securities described in this prospectus supplement and (2) if applicable, the date any underwriters stop offering securities pursuant to this prospectus supplement will also be incorporated by reference in this prospectus supplement from the date of filing of such documents. Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus supplement but not delivered with this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

This information is also available on the investor relations page of our web site at http://www.intlcoal.com. Information included in or available through our website does not constitute a part of this prospectus supplement or the accompanying prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning ICG at the following address:

International Coal Group, Inc.

300 Corporate Centre Drive

Scott Depot, West Virginia 25560

Attention: Secretary

(304) 760-2400

You should rely only on the information provided in this prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference herein and therein. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of the applicable document.

PROSPECTUS

$600,000,000

INTERNATIONAL COAL GROUP, INC.

COMMON STOCK

DEBT SECURITIES

GUARANTEES OF DEBT SECURITIES

Pursuant to this prospectus, we may offer to the public from time to time in one or more series or issuances:

•	shares of our common stock, par value $0.01 per share, including shares of common stock issuable upon conversion or exchange of convertible debt securities; and

•	debt securities (which may be guaranteed).

This prospectus provides a general description of the securities we may offer. Each time we sell securities, we will provide specific terms of the securities offered in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before you make your investment decision.

Our common stock is listed on the New York Stock Exchange under the symbol “ICO.”

Investing in our securities involves certain risks. See the information included and incorporated by reference in this prospectus and the accompanying prospectus supplement for a discussion of the factors you should carefully consider before deciding to purchase these securities, including the information under “Risk Factors” in our most recent Annual Report on Form 10-K, and any subsequent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

The date of this prospectus is March 8, 2010

You should rely only on the information contained in or incorporated by reference in this prospectus, in any accompanying prospectus supplement or in any free writing prospectus filed by us with the Securities and Exchange Commission, or SEC, and any information about the terms of securities offered conveyed to you by us, our underwriters or our agents. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $600.0 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement will describe: the terms of the securities offered, any initial public offering price, the price paid to us for the securities, the net proceeds to us, the manner of distribution and any underwriting compensation and the other specific material terms related to the offering of the applicable securities. For more detail on the terms of the securities, you should read the exhibits filed with or incorporated by reference in our registration statement of which this prospectus forms a part. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or an accompanying prospectus supplement. This prospectus and the accompanying prospectus supplement, if any, do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement, if any, is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

Unless the context otherwise requires, “ICG,” “the Company,” “we,” “us,” “our” and similar names refer to International Coal Group, Inc. Unless otherwise stated, currency amounts in this prospectus are stated in United States dollars.

INCORPORATION BY REFERENCE; WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a registration statement filed by us under the Securities Act of 1933, as amended, which we refer to in this prospectus as the “Securities Act.” The registration statement also includes additional information not contained in this prospectus.

The SEC allows us to “incorporate by reference” into this prospectus and any prospectus supplement (as well as the related registration statement) the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus as a legal matter. Information that we file later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on January 29, 2010;

•

Our Proxy Statement on Schedule 14A filed with the SEC on April 15, 2009, but only to the extent that such Proxy Statement was incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as amended, filed with the SEC on December 18, 2009;

•	Our Current Reports on Form 8-K filed with the SEC on January 12, 2010 (as amended on January 13, 2010) and February 23, 2010 (as amended on March 8, 2010); and

•

Our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act describing our common stock, including any amendments or reports filed for the purpose of updating such description.

All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the later of (1) the completion of the offering of the securities described in this prospectus and (2) if applicable, the date any underwriters stop offering securities pursuant to this prospectus will also be incorporated by reference in this prospectus from the date of filing of such documents. Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

This information is also available on the investor relations page of our web site at http://www.intlcoal.com. Information included or available through our website does not constitute a part of this prospectus or any prospectus supplement. You may also request a copy of these filings, at no cost, by writing or telephoning ICG at the following address:

International Coal Group, Inc.

300 Corporate Centre Drive

Scott Depot, West Virginia 25560

Attention: Secretary

(304) 760-2400

You should rely only on the information provided in this prospectus and any prospectus supplement, as well as the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, the prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date on the front of the applicable document.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this prospectus that are not historical facts are forward-looking statements within the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995 and may involve a number of risks and uncertainties. We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project” and similar terms and phrases, including references to assumptions, to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to various risks, uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

•	market demand for coal, electricity and steel;

•	availability of qualified workers;

•	future economic or capital market conditions;

•	weather conditions or catastrophic weather-related damage;

•	our production capabilities;

•	consummation of financing, acquisition or disposition transactions and the effect thereof on our business;

•	a significant number of conversions of our convertible senior notes prior to maturity;

•	our plans and objectives for future operations and expansion or consolidation;

•	our relationships with, and other conditions affecting, our customers;

•	availability and costs of key supplies or commodities such as diesel fuel, steel, explosives and tires;

•	availability and costs of capital equipment;

•	prices of fuels which compete with or impact coal usage, such as oil and natural gas;

•	timing of reductions or increases in customer coal inventories;

•	long-term coal supply arrangements;

•	reductions and/or deferrals of purchases by major customers;

•	risks in or related to coal mining operations, including risks related to third-party suppliers and carriers operating at our mines or complexes;

•	unexpected maintenance and equipment failure;

•	environmental, safety and other laws and regulations, including those directly affecting our coal mining and production, and those affecting our customers’ coal usage;

•	ability to obtain and maintain all necessary governmental permits and authorizations;

•	competition among coal and other energy producers in the United States and internationally;

•	railroad, barge, trucking and other transportation availability, performance and costs;

•	employee benefits costs and labor relations issues;

•	replacement of our reserves;

•	our assumptions concerning economically recoverable coal reserve estimates;

•	availability and costs of credit, surety bonds and letters of credit;

•	title defects or loss of leasehold interests in our properties which could result in unanticipated costs or inability to mine these properties;

•

future legislation and changes in regulations or governmental policies or changes in interpretations or enforcement thereof, including with respect to safety enhancements and environmental initiatives relating to global warming or climate change;

•	impairment of the value of our long-lived and deferred tax assets;

•	our liquidity, including our ability to adhere to financial covenants related to our borrowing arrangements;

•	adequacy and sufficiency of our internal controls; and

•	legal and administrative proceedings, settlements, investigations and claims and the availability of related insurance coverage.

You should keep in mind that any forward-looking statements made by us in this prospectus or elsewhere speak only as of the date on which the statements were made. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us or anticipated results. In light of these risks and uncertainties, you should keep in mind that any of these forward-looking statements might not occur. When considering these forward-looking statements, you should keep in mind the cautionary statements in this prospectus and in our other SEC filings, including the more detailed discussion of these factors, as well as other factors that could affect our results, contained under “Risk Factors” in our most recent Annual Report on Form 10-K, and any subsequent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission.

THE COMPANY

Our Company

We are a leading coal mining company in Northern and Central Appalachia producing a broad range of mid- to high-Btu, low- to medium-sulfur, steam and metallurgical coal. We operate 12 mining complexes in West Virginia, Kentucky, Virginia and Maryland; we also operate an additional mining complex in the Illinois Basin producing mid- to high-sulfur steam coal. We market our coal to a diverse customer base of largely investment grade electric utilities, as well as domestic and international industrial customers. The quality of our coal and the availability of multiple transportation options, including rail, truck and barge, throughout the Appalachian region, enable us to participate in both the domestic and international coal markets.

As of December 31, 2009, management estimates that we own or control approximately 325 million tons of metallurgical coal reserves and approximately 765 million tons of steam coal reserves. Management’s estimates were developed considering an initial evaluation, as well as subsequent acquisitions, dispositions, depleted reserves, changes in available geological or mining data and other factors. Of our 1.1 billion tons of total coal reserves, we own 724 million tons and lease 366 million tons from third-party mineral holders. We also own or control approximately 431 million tons of non-reserve coal deposits. We have approximately 2,600 employees; all of our mining complexes are union free.

For the year ended December 31, 2009, we sold 16.8 million tons of coal, of which approximately 16.0 million tons were produced and approximately 0.8 million tons were purchased through brokered coal contracts (coal purchased from third parties for resale). Of the tons sold, 15.8 million tons were steam coal and 1.0 million tons were metallurgical coal. Our steam coal sales volume in 2009 consisted of mid- to high-quality, high Btu (greater than 12,000 Btu/lb.), low- to medium-sulfur (1.5% or less) coal, which typically sells at a premium to lower quality, steam coal. In response to weakened demand for coal in 2009 due to the overall economic environment, we idled significant production capacity. As market conditions improve, we believe we are advantageously positioned to increase our production level relatively quickly to 20 million tons. Our three largest customers for the year ended December 31, 2009 were Progress Energy, Georgia Power and Santee Cooper; we derived approximately 36% of our revenues from sales to our five largest customers. No single customer accounted for more than 10% of our coal sales revenues in 2009.

Our Corporate Information

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 300 Corporate Centre Drive, Scott Depot, West Virginia 25560. Our telephone number is (304) 760-2400. Our website is www.intlcoal.com. Information contained in our website is not incorporated by reference into and does not constitute part of this prospectus.

USE OF PROCEEDS

Unless otherwise specified in an applicable prospectus supplement, we will use the proceeds we receive from the sale of the offered securities for general corporate purposes, which could include working capital, capital expenditures, acquisitions, refinancing of other debt or other capital transactions. Net proceeds may be temporarily invested prior to use. The precise amounts and timing of the application of proceeds will depend upon our funding requirements at the time of issuance and the availability of other funds.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges(1) for the periods presented.

Year Ended December 31,
2009	2008	2007	2006		2005
1.54x	—(2)	—(2)	0.10x	(2)	4.03x

(1)

The ratio of earnings to fixed charges is computed by dividing fixed charges into income before income taxes plus fixed charges and the impact of capitalized interest. Fixed charges consist of interest expense, including amortization of debt issuance costs, and that portion of rental expense considered to be a reasonable approximation of interest.

(2)

The amount of additional earnings needed to obtain a ratio of earnings to fixed charges of 1x was approximately $55.6 million, $238.9 million and $19.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

DESCRIPTION OF CAPITAL STOCK

General

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as each is in effect as of the date of this prospectus. We refer you to our amended and restated certificate of incorporation and bylaws, copies of which have been incorporated by reference into this prospectus.

Common Stock

As of December 31, 2009, our authorized capital stock consisted of 2,000,000,000 shares of common stock, par value $0.01 per share, of which 172,820,047 shares were issued and 172,812,726 were outstanding. Shares of our common stock were held of record by 249 stockholders as of January 20, 2010.

Holders of common stock are entitled to one vote per share on all matters submitted to be voted upon by the stockholders. The holders of our common stock do not have cumulative voting rights in the election of directors.

Subject to any superior rights of any holders of preferred stock or any class or series of stock having a preference over the common stock with respect to payment of dividends, holders of our common stock are entitled to such dividends as may be declared and paid from time to time by our board of directors out of legally available funds. Our current credit facility imposes restrictions on our ability to declare dividends with respect to our common stock. For additional information, see “Dividend Policy” below.

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and any amounts due to the holders of preferred stock.

The holders of our common stock have no preemptive rights and no rights to convert or exchange their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to, without stockholder approval, issue up to 200,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights and the number of shares constituting any series or the designation of a series.

Our board of directors can issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, without stockholder approval. No shares of preferred stock are currently outstanding and we have no present plan to issue any shares of preferred stock.

Dividend Policy

We may retain any future earnings to support the development and expansion of our business or make additional payments under our credit facility and, as a result, we may not pay cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Our senior credit facility and indenture governing our outstanding senior notes limit us from paying any cash dividends or other payments or distributions with respect to our capital stock in excess of certain limitations. In addition, the terms of any future credit agreement may contain similar restrictions on our ability to pay dividends or making any distributions or payments with respect to our capital stock.

Registration Rights

We have granted our founding stockholders “demand” and “piggyback” registration rights relating to their shares of common stock pursuant to a registration rights agreement. The former Anker and CoalQuest holders also received “piggyback” registration rights with respect to the shares of our common stock they received in the Anker and CoalQuest acquisitions pursuant to a registration rights agreement entered into at the closing of the Anker and CoalQuest acquisitions. In addition, Fairfax Financial Holdings Limited, or Fairfax, also received “demand” and “piggyback” registration rights relating to their shares of common stock pursuant to a registration rights agreement dated May 16, 2008. These rights are summarized below.

These holders, or their permitted transferees, will be entitled to unlimited “piggyback” registration rights. These rights entitle the holders to notice of a registration prior to the filing of a registration statement and to include, at our expense (except for Fairfax which must bear out-of-pocket registration expenses after the first demand), their shares of common stock in any of our registrations of our common stock (other than registrations we file on Form S-4 or S-8, or any successor forms thereto, or filed solely in connection with an offering made solely to our existing stockholders or employees), including the registration statement of which this prospectus is a part. We and our underwriters can reduce the number of shares of common stock requested to be included by holders of “piggyback” registration rights in view of market conditions.

In addition, WLR, any other founding stockholder or stockholders representing 20% of all registrable securities or their permitted transferees or Fairfax are entitled to “demand” rights to register all or a portion of their registrable securities under the Securities Act if the reasonably anticipated aggregate price to the public of these shares (net of underwriting discounts and commission) would exceed $75 million, except if the value of Fairfax’s remaining shares is less than $75 million, the Company must still register the sale of Fairfax’s remaining shares. We are also obligated to undertake three demand registrations by WLR, two demand registrations by Fairfax, one demand registration by each other individual founding stockholder and two additional demand registrations by a group of the founding stockholders representing 20% of the registrable securities. If at any time we are eligible to register our securities on a Form S-3 under the Securities Act, holders can specify that the requested registration be a “shelf registration” for an offering on a delayed or continuous basis pursuant to Rule 415 of the Securities Act.

If our stockholders with registration rights cause a large number of securities to be registered and sold in the public market, those sales could cause the market price of our common stock to decline. If we initiate a registration and include registrable securities as a result of the exercise of registration rights, the inclusion of registrable securities could adversely affect our ability to raise capital.

Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws contain several provisions that may make it more difficult to acquire us by means of a tender offer, open market purchase, proxy fight or otherwise.

These provisions in our amended and restated certificate of incorporation and bylaws are designed to encourage persons seeking to acquire control of us to negotiate with our board. We believe that, as a general rule, our interests and the interests of our stockholders would be served best if any change in control results from negotiations with our board based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction.

These anti-takeover provisions in our amended and restated certificate of incorporation and bylaws could, however, have the effect of discouraging a prospective acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of common stock, thus depriving stockholders of any advantages which large accumulations of stock might provide.

Set forth below is a summary of the relevant provisions of our amended and restated certificate of incorporation and bylaws and certain applicable sections of the General Corporation Law of the State of Delaware. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of our amended and restated certificate of incorporation, our bylaws and sections of the General Corporation Law of the State of Delaware.

Delaware Anti-Takeover Statute

We are governed by Section 203 of the General Corporation Law of the State of Delaware. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

In general, Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•

an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective twelve months after adoption.

Our amended and restated certificate of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Stockholder Action; Special Meetings

Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and our bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of our board, our chief executive officer, our president or our secretary at the request of a majority of the number of directors that we would have if there were no vacancies on our board. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

Stockholder Proposals

At an annual meeting of stockholders, only business that is properly brought before the meeting will be conducted or considered. To be properly brought before an annual meeting of stockholders, business must be specified in the notice of the meeting (or any supplement to that notice), brought before the meeting by the presiding officer or by or at the direction of the majority of the total number of directors that our board would have if there were no vacancies, or properly requested by a stockholder to be brought before the meeting.

For business to be properly requested by a stockholder to be brought before an annual meeting, the stockholder must:

•	be a stockholder of record at the time of the giving of the notice for the meeting;

•	be entitled to vote at the meeting; and

•	have given timely written notice of the business to our secretary.

To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60, nor more than 90, calendar days prior to the first anniversary date on which we first mailed our proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that if there was no annual meeting in the preceding year or the date of the annual meeting is advanced more than 30 calendar days prior to, or delayed by more than 30 calendar days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public disclosure of the date of such meeting is first made. A stockholder’s notice must set forth, as to each matter the stockholder proposes to bring before the meeting:

•	a description in reasonable detail of the business proposed to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the name and address of the stockholder proposing such business and of the beneficial owner, if any, on whose behalf the proposal is made;

•	the class and series and number of shares that are owned of record and beneficially by the stockholder proposing the business and by the beneficial owner, if any, on whose behalf the proposal is made;

•

a description of all arrangements or understandings among the stockholder, the beneficial owner on whose behalf the proposal is made, if any, and any other person or persons (including their names) in connection with the proposal of such business by the stockholders and any material interest of the stockholder in such business;

•

whether such stockholder or beneficial owner intends to deliver a proxy statement and forms of proxy to holders of at least the percentage of shares of our voting stock required to approve such proposal; and

•	a representation that the stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

Similarly, at a special meeting of stockholders, only such business as is properly brought before the meeting will be conducted or considered. To be properly brought before a special meeting, business must be specified in the notice of the meeting (or any supplement to that notice) given by or at the direction of the chairman of our board, our chief executive officer, our president or our secretary at the request of a majority of the number of directors that we would have if there were no vacancies on our board or, otherwise brought before the meeting by the presiding officer or by or at the direction of the majority of the total number of directors that our board would have if there were no vacancies.

Nomination of Candidates for Election to Our Board

Under our bylaws, only persons that are properly nominated will be eligible for election to be members of our board. To be properly nominated, a director candidate must be nominated at an annual meeting of the stockholders by or at the direction of our board or committee thereof or properly nominated by a stockholder. To be properly nominated by a stockholder, such stockholder must have delivered a proxy statement and form of proxy to the holders of at least the percentage of shares of our voting stock required to approve such nomination and included in such materials a timely and proper notice in proper written form to our secretary.

To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60 nor more than 90 calendar days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of stockholders. If, however, there was no annual meeting in the preceding year or the date of the annual meeting is advanced more than 30 calendar days prior to, or delayed by more than 30 calendar days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the later of the 90th calendar day prior to such annual meeting or the tenth calendar day following the day on which public announcement of the date of such meeting is first made.

To be in proper written form, such stockholder’s notice must include:

•	the name and address of the stockholder giving the notice and of the beneficial owner, if any, on whose behalf the nomination is made;

•

a representation that the stockholder giving the notice is a holder of record of shares of our voting stock entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to nominate the person or persons specified in the notice;

•	the class and series and number of shares of stock owned beneficially and of record by the stockholder giving the notice and by the beneficial owner, if any, on whose behalf the nomination in made;

•	a description of all arrangements or understandings between or among any of:

•	the stockholder giving the notice;

•	the beneficial owner on whose behalf the notice is given;

•	each nominee; and

•	any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder giving the notice;

•	the name, age, business address, residence address and occupation of the nominee proposed by the stockholder;

•

such other information regarding each nominee proposed by the stockholder giving the notice as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by our board;

•	the signed consent of each nominee to serve as a director on our board if so elected; and

•

whether such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least the percentage of shares of our voting stock required to elect such nominee or nominees. In addition, a stockholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to matters relating to nomination of candidates for directors.

Amendment to Our Bylaws

Except for certain provisions indicated above, our bylaws may be amended, altered or repealed by the affirmative vote of the holders of a majority of our voting stock or by the affirmative vote of a majority of our board. Certain provisions that require the affirmative vote of the holders of 80% of our voting stock may make it more difficult to change our bylaws for the purpose of gaining control over us.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021, (800) 962-4284.

Listing

The common stock is listed on the New York Stock Exchange under the symbol “ICO.”

DESCRIPTION OF DEBT SECURITIES

General

This section summarizes the general terms of the debt securities we may offer. The prospectus supplement relating to any particular debt securities offered will describe the specific terms of the debt securities, which may be in addition to or different from the general terms summarized in this section. The summary in this section and in any prospectus supplement does not describe every aspect of the indenture or the debt securities and is subject to and qualified in its entirety by reference to all the provisions of the indenture and the debt securities. The forms of the indenture and the debt securities are filed as exhibits to the registration statement. See “Where You Can Find More Information” for information on how to obtain a copy.

If material, federal income tax consequences and other special considerations applicable to any debt securities issued by ICG at a discount will be described in the applicable prospectus supplement.

The prospectus supplement relating to any series of debt securities will describe the following specific financial, legal and other terms particular to such series of debt securities:

•

the title of the series (which shall distinguish the debt securities of that particular series from the debt securities of any other series and which may be part of a series of debt securities previously issued);

•	the price or prices (expressed as a percentage of the principal amount thereof) at which the debt securities of the series will be issued;

•

any limit upon the aggregate principal amount of the debt securities of the series which may be authenticated and delivered under the indenture (except for debt securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other debt securities of the series pursuant to the indenture);

•	the date or dates on which the principal of the debt securities of the series is payable;

•

the rate or rates (which may be fixed or variable) per annum or, if applicable, the method used to determine such rate or rates (including, but not limited to, any commodity, commodity index, stock exchange index or financial index) at which the debt securities of the series shall bear interest, if any, the date or dates from which such interest, if any, shall accrue, the date or dates on which such interest, if any, shall commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where the principal of and interest, if any, on the debt securities of the series shall be payable, or the method of such payment, if by wire transfer, mail or other means;

•

(i) if other than in U.S. dollars, the currency in which debt securities of a series are denominated, which may include any foreign currency or any composite of two or more currencies, and (ii) the currency or currencies in which payments on such debt securities are payable, if other than the currency in which such debt securities are denominated;

•

if applicable, the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities of the series may be redeemed, purchased or repaid, in whole or in part, at the option of ICG;

•

the obligation, if any, of ICG to redeem, purchase or repay the debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof upon the happening of any event and the period or periods within which, the price or prices at which and the terms and conditions upon which debt securities of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation;

•

the dates, if any, on which and the price or prices at which the debt securities of the series will be repurchased by ICG at the option of the holders thereof and other detailed terms and conditions of such repurchase obligations;

•	if other than denominations of $2,000 and any integral multiples of $1,000 in excess of $2,000, the denominations in which the debt securities of the series shall be issuable;

•

whether the debt securities will be issuable as global notes, the terms and conditions, if any, upon which such global note may be exchanged in whole or in part for other individual debt securities of such series in definitive registered form, the depositary for such global note and the form of any legend or legends to be borne by any such global note in addition to or in lieu of the legend set forth in the indenture;

•

if other than the principal amount thereof, the portion of the principal amount of the debt securities of the series that shall be payable upon declaration of acceleration of the maturity thereof pursuant to the indenture;

•

the manner in which the amounts of payment of principal of or interest, if any, on the debt securities of the series will be determined, if such amounts may be determined by reference to an index based on a currency or currencies or by reference to a commodity, commodity index, stock exchange index or financial index;

•

any addition to or change in the events of default which applies to any debt securities of the series and any change in the right of the trustee or the requisite holders of such debt securities to declare the principal amount thereof due and payable pursuant to the indenture;

•	any addition to or change in the covenants set forth in the indenture (and related defined terms) which applies to debt securities of the series;

•	any depositories, interest rate calculation agents or other agents with respect to debt securities of such series if other than those appointed in the indenture;

•	the provisions relating to any security provided for the debt securities of the series;

•	the subordination, if any, of the debt securities of the series pursuant to the indenture;

•	if and as applicable, the terms and conditions of any right to exchange for or convert debt securities of the series into shares of common stock or preferred stock of ICG; and

•	any other terms of the debt securities of the series.

The terms of any series of debt securities may vary from the terms described here. Thus, this summary also is subject to and qualified by reference to the description of the particular terms of the debt securities to be described in the prospectus supplement.

Payment and Paying Agents

We will pay interest to holders listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if such holders no longer own the debt security on the interest due date. We may choose to pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee. Payments in any other manner will be specified in the prospectus supplement.

We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called “paying agents.” We may also choose to act as our own paying agent. We will notify the trustee of changes in the paying agents for any particular series of debt securities.

Merger, Consolidation or Sale of Assets

Unless otherwise specified in the applicable prospectus supplement, ICG will not (i) consolidate or merge with or into another person; or (ii) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of its and the guarantors’ properties or assets taken as a whole, in one or more related transactions, to another person, unless:

•

either (a) ICG is the surviving entity or (b) the person formed by or surviving any such consolidation or merger (if other than ICG) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

•

the person formed by or surviving any such consolidation or merger (if other than ICG) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all the obligations of ICG under the debt securities and the indenture pursuant to agreements reasonably satisfactory to the trustee; and

•	immediately after such transaction, no default or event of default exists.

Modification of the Indenture

Unless otherwise specified in the applicable prospectus supplement, under the indenture, ICG, the guarantors (except that existing guarantors need not execute a supplemental indenture pursuant to the last bullet below) and the trustee may amend or supplement the indenture or the debt securities of a series or the guarantees of such debt securities without the consent of any holder of debt securities:

•	to cure any ambiguity, defect or inconsistency;

•	to comply with the indenture’s provisions regarding merger, consolidation or sale of assets;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•

to evidence the assumption of our or a subsidiary guarantor’s obligations under the indenture and the debt securities or such subsidiary guarantor’s guarantee (as defined below under “—Guarantees”), as applicable, by a successor thereto in the case of a consolidation or merger or a sale, assignment, transfer, conveyance or other disposition of all or substantially all of our and the guarantors’ properties or assets, taken as a whole;

•

to comply with the provisions of any clearing agency, clearing corporation or clearing system, or the requirements of the trustee or the registrar, relating to transfers and exchanges of the debt securities pursuant to the indenture;

•

to make any change that would provide any additional rights or benefits to the holders of the debt securities of a series, that would surrender any right, power or option conferred by the indenture on ICG or that does not adversely affect in any material respect the legal rights of any holder of such debt securities;

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

•

to conform the text of the indenture (only with respect to such series) or any board resolution, supplemental indenture or officer’s certificate with respect to the debt securities of such series to the description of notes contained in the offering document pursuant to which such debt securities were offered;

•	to provide for the issuance of and establish the form and terms and conditions of debt securities of any series as permitted by the indenture;

•

in the case of subordinated debt securities, to make any change in the provisions of the indenture or any supplemental indenture relating to subordination that would limit or terminate the benefits available to any holder of senior indebtedness under such provisions; provided that such change is made in accordance with the provisions of such senior Indebtedness;

•

to add to, change or eliminate any of the provisions of the indenture with respect to any series of debt securities; although no such addition, change or elimination may apply to any series of debt security created prior to the execution of such amendment and entitled to the benefit of such provision, nor may any such amendment modify the rights of a holder of any such debt security with respect to such provision, unless the amendment becomes effective only when there is no outstanding debt security of any series created prior to such amendment and entitled to the benefit of such provision;

•	to secure ICG’s obligations under the debt securities and the indenture;

•

to evidence and provide for the acceptance of appointment hereunder by a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee; or

•

to allow any guarantor to execute a supplemental indenture and/or a guarantee with respect to the debt securities and to release guarantors from the guarantee in accordance with the terms of the indenture.

Unless otherwise specified in the applicable prospectus supplement, ICG, the guarantors and the trustee may, with the consent of the holders of at least a majority in aggregate principal amount of the debt securities of a series, amend or supplement the indenture, the debt securities of a series or the guarantees of such debt securities or the rights of the holders of the securities of the series to be affected. Without the consent of the holder of each security affected, no amendment, supplemental indenture or waiver may be made that, as to any non-consenting holders:

•	reduces the percentage of principal amount of outstanding securities whose holders must consent to an amendment, supplemental indenture or waiver;

•	reduces the rate of interest on the securities;

•	reduces the principal amount of or the premium, if any, on the securities or changes the stated maturity of any of the securities;

•	changes the place, manner or currency of payment of principal of, or premium, if any, or interest on, the securities;

•	makes any change in the provisions of the indenture relating to seniority or subordination of any security that adversely affects the rights of any holder under such provisions;

•	reduces the principal amount of discount securities payable upon acceleration of the maturity thereof;

•

waives a default or event of default in the payment of the principal of or premium, if any, or interest on the securities (except a rescission of acceleration of the securities of any series by the holders of at least a majority in principal amount of the outstanding securities of such series and a waiver of the payment default that resulted from such acceleration);

•

makes any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of securities to receive payments of principal of or premium, if any, or interest on the securities;

•	waives a redemption payment with respect to any securities or changes any of the provisions with respect to the redemption of any securities;

•	releases any guarantor from any of its obligations under its guarantee or the indenture, except in accordance with the terms of the indenture; or

•	makes any change in the amendment and waiver provisions of the indenture requiring the consent of the holder of each security affected thereby.

Events of Default

Unless otherwise specified in the applicable prospectus supplement, the indenture provides that events of default regarding any series of debt securities will be:

•	default for 30 days in the payment when due of interest on with respect to, debt securities of that series;

•	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the debt securities of that series;

•

failure by ICG to comply with any of the other covenants in the indenture (other than a covenant that has been included in the indenture solely for the benefit of a series of debt securities other than that series) for 60 days after notice to ICG by the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding voting as a single class;

•

default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by ICG, whether such indebtedness now exists, or is created after the date of the indenture, if that default:

•

is caused by a failure to pay principal of, or interest or premium, if any, on, such indebtedness prior to the expiration of the grace period provided in such indebtedness following the stated maturity of such indebtedness (a “Payment Default”); or

•	results in the acceleration of such indebtedness prior to its stated maturity,

and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates such amount as may be set forth in the applicable prospectus supplement;

•

certain events of bankruptcy or insolvency described in the indenture with respect to ICG or any of its significant subsidiaries or any group of subsidiaries of ICG that, taken together, would constitute a significant subsidiary;

•

except as permitted by the indenture, any note guarantee of any significant subsidiary is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of such note guarantee and the indenture), or any guarantor, or any person acting on behalf of any guarantor, denies or disaffirms its obligations under its note guarantee and such default continues for 10 days; and

•	any other event of default provided with respect to debt securities of that series, which is specified in the applicable prospectus supplement.

If an event of default (other than pursuant to the bankruptcy or insolvency provisions of the indenture with respect to ICG) regarding debt securities of any series issued under the indenture should occur and be continuing, either the trustee or the holders of at least 25% in the principal amount of outstanding debt securities of such series may declare each debt security of that series due and payable immediately. If a bankruptcy or insolvency event occurs with respect to ICG, the debt securities of such series shall immediately become due and payable without any declaration or other act on the part of the trustee or the holders of the debt securities of such series. The holders of a majority in principal amount of debt securities of such series may rescind any other declaration or acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default have been cured or waived (other than nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration).

Holders of a majority in aggregate principal amount of the then outstanding debt securities of any series will be entitled to control certain actions of the trustee under the applicable indenture. Holders of a majority in aggregate principal amount of the then outstanding debt securities of any series also will be entitled to waive past defaults regarding the series, except for a default in payment of principal, premium, if any, or interest. The trustee generally may not be ordered or directed by any of the holders of debt securities to take any action, unless one or more of the holders shall have offered to the trustee reasonable security or indemnity.

If the trustee collects any money in connection with an event of default regarding a series of debt securities, the trustee may use any sums that it holds under the applicable indenture for its own reasonable compensation and expenses incurred prior to paying the holders of debt securities of such series.

Before any holder of any series of debt securities may institute action for any remedy, except payment on the holder’s debt security when due, the holders of not less than 25% in principal amount of the debt securities of that series outstanding must request the trustee to take action. Holders must also offer and give the satisfactory security and indemnity against liabilities incurred by the trustee for taking such action.

Legal Defeasance and Covenant Defeasance

Unless otherwise specified in the applicable prospectus supplement, ICG may at any time elect to have all of its obligations discharged with respect to the outstanding debt securities and all obligations of the guarantors discharged with respect to their note guarantees (“legal defeasance”) except for the rights of holders of outstanding debt securities to receive payments in respect of the principal of, or interest or premium, if any, on, such debt securities when such payments are due from the trust referred to below, and except for certain other obligations of ICG and certain other rights of the trustee under the indenture.

In addition, ICG may at any time elect to have the obligations of ICG and the guarantors released with respect to certain covenants and thereafter any omission to comply with those covenants will not constitute a default or event of default with respect to the debt securities (“covenant defeasance”). In the event covenant defeasance occurs, certain events will no longer constitute an event of default with respect to the debt securities.

In order to exercise either legal defeasance or covenant defeasance, ICG must irrevocably deposit with the trustee for the benefit of the holders of the series of debt securities to be defeased money in amounts as will be sufficient to pay the principal of and premium, if any, and interest on the outstanding debt securities of such series on the stated date for payment thereof or on the applicable redemption date, as the case may be. In addition, ICG must deliver to the trustee certain opinions of counsel and officer’s certificate in connection with such defeasance, and ICG may not exercise such defeasance if certain defaults or events of default with respect to debt securities of such series have occurred and are continuing on the date of such deposit or if such defeasance would result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which ICG or any of its subsidiaries is a party or by which ICG or any of its subsidiaries is bound.

Satisfaction and Discharge

Unless otherwise specified in the applicable prospectus supplement, the indenture will be discharged and will cease to be of further effect with respect to the debt securities of a particular series, when:

•	either:

•	all debt securities of such series that have been authenticated have been delivered to the trustee for cancellation; or

•	all debt securities of such series that have not been delivered to the trustee for cancellation:

•	have become due and payable,

•	will become due and payable at their stated maturity within one year,

•	are to be called for redemption within one year, or

•	are deemed paid and discharged pursuant to the legal defeasance provisions of the indenture,

and ICG or any Guarantor, in the case of the first, second and third subbullets above, has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders of debt securities of such series, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness (including all principal, premium, if any, and interest) on such Notes delivered to the trustee for cancellation (in the case of debt securities of such series that have become due and payable on or prior to the date of such deposit) or to the stated maturity or redemption date, as the case may be,

•	ICG or any Guarantor has paid or caused to be paid all other sums payable by it under the indenture; and

•

ICG has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the debt securities at maturity or on the redemption date, as the case may be.

Subordination

If specified in the applicable prospectus supplement, the debt securities of a series, and any guarantees, may be subordinated, which we refer to as subordinated debt securities, to senior indebtedness (as defined in the applicable prospectus supplement) to the extent set forth in the prospectus supplement relating thereto. To the extent we conduct operations through subsidiaries, the holders of debt securities (whether or not subordinated debt securities) will be structurally subordinated to the creditors of our subsidiaries except to the extent such subsidiary is a guarantor of such series of debt securities.

Conversion and Exchange Rights

If specified in the applicable prospectus supplement, the debt securities of a series may be convertible into or exchangeable for our common stock or other securities. We will describe in the applicable prospectus supplement, among other things, the conversion or exchange rate or price and any adjustments thereto, the conversion or exchange period or periods, provisions as to whether conversion or exchange will be mandatory, at our option or at the option of the holders of that series of debt securities and provisions affecting conversion or exchange in the event of the redemption of that series of debt securities.

Guarantees

Except to the extent otherwise provided in the applicable prospectus supplement, our obligations under the debt securities and the indenture will be guaranteed (each, a “guarantee”) by certain of our subsidiaries. Except to the extent otherwise provided in the applicable prospectus supplement, if any subsidiary that is not a guarantor incurs any indebtedness (other than indebtedness owing to ICG or another subsidiary or non-recourse debt), including any guarantee of any indebtedness of ICG or a subsidiary (other than a guarantee of indebtedness owing to ICG or a subsidiary), then ICG shall cause such subsidiary to become a guarantor for all purposes of the indenture.

The obligations of each subsidiary guarantor under its guarantee are limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such subsidiary guarantor and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other subsidiary guarantor in respect of the obligations of any such other subsidiary guarantor under its guarantee, result in the obligations of any such subsidiary guarantor under its guarantee not constituting a fraudulent transfer or conveyance.

Unless specified otherwise in a prospectus supplement, a subsidiary guarantor will be released and relieved of any obligations under its guarantee:

•

in the event of any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the assets of any guarantor, or a sale or other disposition of all of the capital stock of any guarantor, in each case to a person that is not (either before or after giving effect to such transactions) us or one of our subsidiaries, provided that such person unconditionally assumes all the obligations of such subsidiary guarantor under the indenture and its guarantee or such transaction will result in a release of the guarantee pursuant to the terms of the indenture; or

•	upon legal defeasance or satisfaction and discharge of the indenture in accordance with the provisions of the indenture.

Reporting

Unless otherwise specified in the applicable prospectus supplement, the indenture requires ICG to provide the trustee with a copy of the reports that it files with the SEC pursuant to Section 13 or 15(d) of the Exchange Act within 15 days after it files the same with the SEC. Documents filed by ICG with the SEC via the EDGAR system will be deemed filed with the trustee as of the time such documents are filed via EDGAR. Delivery of such reports, information and documents to the trustee is for informational purposes only, and the trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including ICG’s compliance with any of the covenants under the indenture. ICG will also comply with Section 314(a) of the Trust Indenture Act.

Further Issues

Unless specified otherwise with respect to a series of debt securities in a prospectus supplement, ICG may from time to time, without notice to or the consent of the registered holders of a series of debt securities, create and issue further debt securities of any such series ranking equally with the debt securities of the corresponding series in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further debt securities or except for the first payment of interest following the issue date of such further debt securities). Such further debt securities may be consolidated and form a single series with the debt securities of the corresponding series and have the same terms as to status, redemption or otherwise as the debt securities of the corresponding series.

Form, Exchange, Registration and Transfer

The debt securities will be issued only in registered form. Debt securities of a series will either be global securities registered in book-entry form, or a physical (paper) certificate issued in definitive, or certificated, registered form. Procedures relating to global securities are described below under “Book-Entry Procedures and Settlement.” Unless otherwise provided in the applicable prospectus supplement, debt securities denominated in United States dollars will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000 thereof. The prospectus supplement relating to offered securities denominated in a foreign or composite currency will specify the denomination of the offered securities.

Debt securities represented by a paper certificate may be presented for exchange or transfer at the office of the Registrar. Holders will not have to pay any service charge for any registration of transfer or exchange of their certificates, but ICG may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such registration of transfer.

Book-Entry Procedures and Settlement

The debt securities will be issued in book-entry form only and represented by one or more global securities registered in the name of, and deposited with a custodian for, The Depository Trust Company, or DTC, or its nominee. DTC or its nominee will be the sole registered holder of the debt securities for all purposes under the indenture. Owners of beneficial interests in the debt securities represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in these securities will be shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of debt securities under the global securities or the indenture. ICG and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities under the terms of the indenture.

Concerning the Trustee

ICG will enter into the indenture with a trustee that is qualified to act under the Trust Indenture Act of 1939, as amended, and with any other trustee chosen by it and appointed in a supplemental indenture of a particular series of debt securities. The trustee may engage in transactions with, or perform services for, ICG and its affiliates in the ordinary course of business.

Applicable Law

The debt securities and the indenture will be governed by, and construed in accordance, with the laws of the State of New York.

PLAN OF DISTRIBUTION

We may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to be received by us, if any;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make. The applicable prospectus supplement will also set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the securities at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

Other than the common stock, each series of securities will be a new issue of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Except for the common stock, the securities may or may not be listed on a national securities exchange.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Jones Day, New York, New York, counsel to the Company. In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, certain legal matters with respect to Virginia law and West Virginia law may be passed upon for us by Penn, Stuart & Eskridge, P.C. and Jackson Kelly PLLC, respectively, each special counsel to the Company. Any underwriters will be represented by their own legal counsel.

EXPERTS

The consolidated financial statements and related financial statement schedules incorporated in this prospectus by reference from International Coal Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of International Coal Group, Inc.’s internal control over financial reporting as of December 31, 2009 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.